   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 10, 1997


                                                      REGISTRATION NO. 333-33275
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                              BEST SOFTWARE, INC.
             (Exact name of registrant as specified in its charter)

            VIRGINIA                                       7372                      54-1222526
(State or other jurisdiction of                (Primary Standard Industrial       (I.R.S. Employer
 incorporation or organization)                 Classification Code Number)     Identification No.)

                           11413 ISAAC NEWTON SQUARE
                                RESTON, VA 20190
                                 (703) 709-5200
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                              TIMOTHY A. DAVENPORT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              BEST SOFTWARE, INC.
                           11413 ISAAC NEWTON SQUARE
                                RESTON, VA 20190
                                 (703) 709-5200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   Copies to:

            DAVID SYLVESTER, ESQ.                           ALEXANDER D. LYNCH, ESQ.
            BRENT B. SILER, ESQ.                            BABAK YAGHMAIE, ESQ.
            WILLIAM F. WINSLOW, ESQ.                        BROBECK, PHLEGER & HARRISON LLP
            HALE AND DORR LLP                               1633 BROADWAY
            1455 PENNSYLVANIA AVENUE, N.W.                  NEW YORK, NEW YORK 10019
            WASHINGTON, DC 20004                            (212) 581-1600
            (202) 942-8400

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] ________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: [ ]

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 10, 1997

PROSPECTUS
                               3,650,000 SHARES

                                 [BEST LOGO]
                                 COMMON STOCK

     Of the 3,650,000 shares of Common Stock offered hereby, 2,750,000 shares are being sold by Best Software, Inc. (the "Company") and 900,000 shares are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."

     Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $11.00 and $13.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol BEST.

                             ---------------------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.
                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                    OF THIS PROSPECTUS. ANY REPRESENTATION
                         TO THE CONTRARY IS A CRIMINAL
                                     OFFENSE.

================================================================================================
                         PRICE TO         UNDERWRITING        PROCEEDS TO    PROCEEDS TO SELLING
                          PUBLIC           DISCOUNT(1)        COMPANY(2)        SHAREHOLDERS
- ------------------------------------------------------------------------------------------------
Per Share..........          $                  $                  $                  $
- ------------------------------------------------------------------------------------------------
Total(3)...........      $                  $                  $                  $
================================================================================================

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $700,000.

(3) The Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 547,500 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Selling Shareholders will
    be $          , $          and $          , respectively. See
    "Underwriting."

                             ---------------------

     The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about        , 1997, at the office of the agent of Hambrecht
& Quist LLC in New York, New York.

HAMBRECHT & QUIST                                        WILLIAM BLAIR & COMPANY

                    , 1997

                     [INSIDE FRONT COVER FOR EDGAR FILING]

     The graphics in this portion of the inside front cover consist of a stylized exclamation point. The dot at the bottom of the exclamation point is rendered as a wheel consisting of a circular hub and six spokes. The words "Core Accounting Systems" appear inside the hub. Surrounding the hub in the six spaces between the spokes are the words "Payroll", "Fixed Asset Management", "Asset Tracking", "Budgeting*", "Recruiting" and "Human Resources". Below the wheel is the following: "*currently under development."

THE BEST SOLUTION

The company: A leading provider of asset, human resources and payroll management software solutions for middle market businesses.

The products: FAS(TM) asset management and Abra(TM) human resources and payroll management product lines. Cost-effective solutions that complement core accounting systems.

The technology: Scaleable solutions that support Microsoft operating systems, including Windows 95 and Windows NT.

The services: Annual and periodic updates, technical support, training and consulting services, which provide significant recurring revenue.

The expertise: More than a decade of in-depth experience in highly specialized areas that entail complex, frequently changing laws and regulations.

THE BEST PROFILE

- - More than 40,000 customer locations

- - Over 150 certified VARs

- - Used and referred by Big Six accounting firms

- - Marketing alliances with approximately 20 core accounting and other industry-specific software vendors.

                                                                     [BEST LOGO]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE COMPANY

    The Company is a leading provider of asset, human resources and payroll management software solutions for middle market businesses. The Company's feature-rich, cost-effective solutions are easy to implement and enhance productivity by automating management, compliance and reporting functions in areas of specialized expertise that entail complex and frequently changing laws and regulations. The Company's solutions have been designed to complement core accounting systems and are scaleable from stand-alone desktop applications running on personal computers to multi-user work group and client/server programs designed for use on personal computer local area networks. As of June 30, 1997, the Company had over 40,000 licensed customer locations, representing approximately 115,000 licensed seats.

    In order to improve efficiencies and control costs, middle market businesses are increasingly seeking to automate their asset, human resources and payroll functions. The Company's suite of software solutions is tailored to meet the needs of middle market businesses and is designed to increase efficiency by automating and streamlining the complex processes associated with these functions. The Company's solutions, which integrate with many core accounting systems, include its FAS asset management and Abra human resources and payroll management product lines. The Company's products perform a variety of functions, including sophisticated depreciation calculations, payroll processing, employee tracking, employee cost and productivity analyses and tax report and tax form generation. The Company believes that its solutions provide significant cost savings opportunities for its customers through improved productivity and control.


    The Company currently derives substantially all of its revenue from its FAS asset management and Abra human resources and payroll management products lines and related services and from royalty payments under a certain exclusive license. In each of fiscal 1995, 1996 and 1997, total revenue attributable to such sources amounted to approximately $26.2 million, $30.8 million and $38.4 million, respectively. In the three months ended June 30, 1997, total revenue attributable to such products and related services and license fees amounted to approximately $10.6 million. As part of the revenues derived from its FAS asset management and Abra human resources and payroll management product lines, the Company derives significant recurring revenue from maintenance and support agreements and other services. In fiscal 1997, approximately 85% of the Company's customers purchased maintenance and support agreements in connection with their initial license of the Company's products. The Company achieved renewal rates of existing maintenance and support agreements of approximately 80% during the same period. Revenue from services, including maintenance and support agreements, training and consulting services, accounted for approximately 49% of the Company's total revenue in fiscal 1997. The Company expects to continue to derive a significant portion of its revenue from services.


    The Company employs a multi-channel sales and marketing strategy, which includes its network of value-added resellers, accounting firms and consultants, as well as a direct-response telesales operation, strategic marketing alliances and its direct sales organization. Numerous accounting firms, including four of the Big Six, use the Company's solutions internally and the Company regularly receives customer referrals from offices of the Big Six and other accounting firms. The Company also has formal and informal marketing alliances with approximately 20 core accounting and other industry-specific software vendors, including Great Plains Software, Inc., Platinum Software Corporation, Scala North America, Inc. and State of the Art, Inc. The Company believes this diversity of sales and marketing channels permits it to distribute its products in the most efficient and effective manner, while reducing reliance on any one channel.

    The Company's strategy is to extend its leadership position in the asset, human resources and payroll management software solutions market and to develop other specialized and complementary solutions in order to provide its customers with an integrated suite of products. The Company believes that its large existing customer base represents a significant potential market for such products. The Company also intends to continue to make its solutions available on a variety of platforms, including client/server architecture, in order to meet its customers' evolving technological needs.

                                  THE OFFERING


Common Stock offered by the Company...................   2,750,000 shares
Common Stock offered by the Selling Shareholders......   900,000 shares(1)
Common Stock to be outstanding after the offering.....   10,865,722 shares(1)(2)(3)
Use of Proceeds.......................................   Working capital and other general
                                                         corporate purposes. See "Use of
                                                         Proceeds."
Proposed Nasdaq National Market symbol................   BEST


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                    THREE MONTHS
                                                       YEAR ENDED MARCH 31,        ENDED JUNE 30,
                                                    ---------------------------   -----------------
                                                     1995      1996      1997      1996      1997
                                                    -------   -------   -------   ------    -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Total revenue(4)................................. $35,023   $39,229   $39,484   $9,499    $10,646
  Gross margin.....................................  26,860    29,422    31,558    7,408      8,805
  Operating income.................................   2,338     1,997     5,560      114        867
  Net income....................................... $ 3,515   $ 3,527   $ 4,436   $   80    $   349
  Pro forma net income per share(5)................                     $  0.45             $  0.04
  Pro forma weighted average shares
     outstanding(5)................................                       9,809               9,885



                                                                          JUNE 30, 1997
                                                            -----------------------------------------
                                                            ACTUAL     PRO FORMA(3)    AS ADJUSTED(6)
                                                            -------    ------------    --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents..............................   $ 7,429      $  7,542         $ 37,532
  Working capital (deficit)..............................    (7,743)       (7,630)          22,360
  Total assets...........................................    16,815        16,928           46,918
  Deferred maintenance and service revenue...............    13,632        13,632           13,632
  Redeemable convertible preferred stock.................       500            --               --
  Redeemable common stock warrants.......................       792            --               --
  Total shareholders' equity (deficit)...................    (7,361)       (5,956)          24,034

(1) Includes 55,694 shares to be issued upon the Warrant Exercise (as defined below), which will be sold by a Selling Shareholder in this offering. Excludes an additional 33,881 shares to be issued upon the exercise of the underlying warrant if the Underwriters' over-allotment option is exercised in full.

(2) Excludes 1,325,699 shares of Common Stock issuable pursuant to options and warrants (after giving effect to the Warrant Exercise) outstanding at June 30, 1997, at a weighted average exercise price of $2.51 per share, approximately 180,000 shares of Common Stock to be issuable pursuant to options currently expected to be granted immediately after the effectiveness of this offering at an exercise price equal to the initial public offering price in this offering and 1,720,000 additional shares of Common Stock reserved for issuance under the Company's stock plans. See
    "Management -- Stock Plans" and "Description of Capital Stock -- Warrants."


(3) Gives effect to the Warrant Exercise, the Preferred Stock Conversion (as defined below) and the Put Elimination (as defined below).



(4) Total revenues in fiscal 1995, 1996 and 1997 include revenues derived from certain product lines no longer offered by the Company. Currently, the Company derives substantially all of its revenue from its FAS and Abra product lines and from royalty payments under a certain exclusive license agreement (collectively, the "Ongoing Business"). In each of fiscal 1995, 1996 and 1997, total revenue attributable to the Ongoing Business amounted to approximately $26.2 million, $30.8 million and $38.4 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."



(5) Pro forma to give effect to the Warrant Exercise, the Preferred Stock Conversion, the Put Elimination and the assumed issuance at an offering price of $12.00 per share of a sufficient number of shares to fund the dividends paid in excess of earnings. See Note 1 of Notes to Consolidated Financial Statements.


(6) Adjusted to reflect the sale of 2,750,000 shares of Common Stock by the Company at an assumed initial public offering price of $12.00 per share and the receipt by the Company of the net proceeds therefrom.

                            ------------------------

     The Company was incorporated in Virginia in 1982. Unless the context otherwise requires, the "Company" refers to Best Software, Inc., a Virginia corporation, and its wholly owned subsidiaries. The Company's principal executive offices are located at 11413 Isaac Newton Square, Reston, Virginia 20190. The Company's telephone number is (703) 709-5200.

     Best Software, FAS, FAS Encore, FASTrack, FAS Report Writer, Abra, Abra Software, Abra HR, Abra Payroll, Abra Attendance, Abra Applicant, Abra Resume Scan and Abra People Manager are trademarks, SupportPlus and Abra SupportPlus are service marks, BEST! (the Best logo) and Abra Train are registered trademarks, and FAS SupportPlus is a registered service mark of the Company. All other trademarks and registered trademarks used in this Prospectus are the property of their respective owners.

                            ------------------------

     Unless otherwise indicated, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, (ii) gives effect to a 3-for-2 stock split, to be effected in the form of a stock dividend prior to the closing of the offering, (iii) has been adjusted to reflect the partial exercise of a warrant (the "PNC Warrant") to purchase 55,694 shares of Common Stock immediately prior to the closing of this offering (the "Warrant Exercise"), which shares will be sold by a Selling Shareholder in this offering, and (iv) gives effect to the conversion of all outstanding shares of Class A Preferred Stock into an aggregate of 625,005 shares of Common Stock and the elimination of the mandatory redemption feature of the PNC Warrant and certain other warrants to purchase Common Stock, both of which will occur automatically upon the closing of this offering (the "Preferred Stock Conversion" and the "Put Elimination," respectively). See "Description of Capital Stock" and "Principal and Selling Shareholders." References to the Company's "fiscal" year mean the twelve months ended on March 31 of that calendar year.

                                  RISK FACTORS

     The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those contained in the forward-looking statements. Factors that may cause such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in this Prospectus.

     Significant Fluctuations in Quarterly Operating Results. The Company has experienced, and expects to continue to experience, significant fluctuations in its quarterly operating results. There can be no assurance that the Company will be profitable in any particular quarter. The Company's future quarterly operating results will depend upon a number of factors, including the demand for its products, the type and level of services purchased by its customers, the mix of sales through direct and indirect sales channels, the level of product and price competition that it encounters, the length of its sales cycles, the timing of larger customer implementations, the timing and success of sales and marketing programs, particularly direct mail campaigns, the timing and acceptance of new product introductions and product enhancements by the Company and its competitors, the timing and amount of the Company's product development programs, the mix of products and services sold, the timing of new hires, market acceptance of new products, competitive conditions in the industry and general economic conditions. The Company's expense levels are based, in significant part, on anticipated revenue trends. Because a high percentage of these expenses are relatively fixed in the short term, if revenue levels fall below expectations, the Company's operating results are likely to be materially and adversely affected. Historically, the Company's revenues and earnings for the first calendar quarter have been lower than those for the preceding quarter because a disproportionate number of customers purchase the Company's products in the fourth calendar quarter in anticipation of the close of their own fiscal years and the ensuing tax season. In addition, margins in the first calendar quarter have historically been lower due to the shipment by the Company of large numbers of annual software updates in that quarter reflecting regulatory changes. The Company anticipates that the sales cycle for its enhanced client/server products, upon their introduction, will generally be longer than that associated with its current products. Any significant lengthening of the Company's sales cycle could have a material adverse effect on the Company's business, operating results and financial condition and, in particular, could contribute to significant fluctuations in operating results on a quarterly basis. As a result of these and other factors, the Company's quarterly operating results are subject to variation, and the Company believes that quarter-to-quarter comparisons of its operating results are not necessarily meaningful and should not be relied upon as an indication of future performance. In addition, due to all the foregoing factors, the Company's operating results in future periods may be below the expectations of securities analysts and investors. In that event, the market price of the Company's Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Selected Quarterly Operating Results."


     Product Concentration; Discontinued Product Lines. The Company currently derives substantially all of its revenue from its FAS and Abra product lines and related services. These product lines are expected to continue to account for a substantial portion of the Company's revenues for the foreseeable future. Accordingly, the Company's future operating results will depend, in part, on maintaining and increasing acceptance of these products and related services. Any factors adversely affecting the pricing of or demand for these products and services or an increase in competition for such products and services could have a material adverse effect on the Company's business, operating results and financial condition. The Company's historical consolidated financial statements for the applicable periods include results of operations relating to certain product lines subsequently sold or licensed by the Company. Accordingly, the Company's historical consolidated financial statements are not indicative of operating results attributable to the Ongoing Business. In addition, the Company derives revenue from the exclusive license of its MYOB product line to a third party (the "MYOB

License"), which will expire in June 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     New Products and Rapid Technological Change. The market for business application software is characterized by rapid technological advancements, changes in customer requirements, frequent new product introductions and enhancements and changing industry standards. The life cycles of the Company's products are difficult to estimate and the Company's current market position could be undermined by rapid technological changes and the introduction of new products and enhancements by new or existing competitors. The Company's growth and future success will depend, in part, upon its ability to enhance its current products and introduce new products in order to keep pace with products offered by the Company's competitors, adapt to technological advancements and changing industry standards and produce additional functionality to address the increasingly sophisticated requirements of its customers. The Company currently has a number of new product development efforts underway, including the development of enhanced client/server versions of its FAS and Abra products and the development of a new budgeting software product. The Company's product development efforts are expected to require substantial additional investment by the Company. There can be no assurance that the Company will have sufficient resources to make the necessary investment or that it will not experience difficulties that could delay or prevent the successful development, introduction or marketing of new products or enhancements. In addition, there can be no assurance that such products or enhancements will meet the requirements of the marketplace or achieve market acceptance or that the Company's customers will migrate to client/server environments at the rate expected by the Company. If the market for the Company's products shifts rapidly towards the client/server environment, the absence of enhanced client/server versions of its FAS and Abra products, or any delay in the commercial availability or market acceptance of such products, could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company's enhanced client/server products are being developed to operate on corporate Intranets, among other applications, and the success of these products will depend upon growth in the number of middle market businesses implementing corporate Intranets. If businesses do not adopt and deploy corporate Intranets at the rate anticipated by the Company, the Company's business, operating results and financial condition may be materially and adversely affected. Any failure by the Company to anticipate or respond adequately to technological advancements, customer requirements and changing industry standards, or any significant delays in the development, introduction or availability of new products or enhancements, could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Product Development."

     Product Migration. Prior to fiscal 1994, substantially all of the Company's revenue from its FAS and Abra products was derived from DOS-based versions of those products. Since fiscal 1994, when the Company introduced Windows-based versions of its FAS and Abra products, a significant number of the Company's DOS installed base of customers for these product lines has migrated to the Company's Windows-based products. However, there can be no assurance that in the future a significant percentage of the Company's remaining installed base of DOS customers will migrate to the Company's Windows-based products. In particular, the Company believes that smaller customers are less likely to migrate to the Company's Windows-based products because the cost of migrating is high relative to their size and because, in many cases, the DOS-based products adequately meet their needs. If a significant number of the Company's remaining DOS customers elect not to migrate to the Company's Windows-based products, purchase competitive products or encounter problems in implementing the Company's Windows-based products, the Company's business, operating results and financial condition could be materially and adversely affected.

     Risks Associated with Sales Channels. To date, the Company has sold its products and services primarily through a network of value-added resellers, accounting firms and consultants (together, "Business Partners"), a direct-response telesales operation, strategic marketing alliances and a direct sales force focusing on national accounts. The Company's ability to achieve significant revenue growth in the future will depend, in large part, upon its ability to establish and maintain relationships with its

Business Partners, strategic alliance partners and national accounts and upon the success of its direct mail campaigns and telesales efforts. The Company's ability to successfully market its products, including its enhanced client/server products under development, will depend on its ability to adapt its sales channels to address the evolving markets for such products. Failure to do so could have a material and adverse effect on the Company's business, operating results and financial condition. See "Business -- Strategy" and "Business -- Sales and Marketing."

     The Company's ability to achieve significant revenue growth in the future will depend, in part, on its success in recruiting and training sufficient direct sales personnel and expanding its Business Partner network. Although the Company is currently investing, and plans to continue to invest, significant resources to develop and expand its direct sales force and Business Partner network, the Company has at times experienced and may continue to experience difficulty in recruiting qualified personnel for its direct sales force and identifying, certifying, and/or maintaining qualified Business Partners. There can be no assurance that the Company will be able to maintain or successfully expand its direct sales force or Business Partner network or that any such expansion will result in an increase in revenue. Further, there can be no assurance that a sufficient number of direct sales personnel or Business Partners will be able to successfully address the client/server market. Any failure by the Company to expand its direct sales force or its Business Partner network could have a material adverse effect on the Company's business, operating results and financial condition. In addition, if the Company is successful in expanding its direct sales force, there can be no assurance that its direct sales personnel will be successful in increasing the Company's revenue to a sufficient extent to cover the increased expenses associated with such expansion. The Company's agreements with its Business Partners generally are nonexclusive and may be terminated by either party at any time without cause. The Company's Business Partners are not within the control of the Company, are not obligated to purchase products from the Company and may also represent or refer product lines of its competitors. Business Partners' sales tend to fluctuate based on their implementation schedules and internal resources, which are beyond the control of the Company. There can be no assurance that these Business Partners will continue their current relationships with the Company or that they will not give higher priority to the sale or referral of other products, which could include products of competitors. A reduction in sales efforts or discontinuance of sales or referrals of the Company's products by its Business Partners could lead to reduced sales and could materially adversely affect the Company's business, operating results and financial condition. The Company expects that any material increase in the Company's indirect sales as a percentage of total revenue will materially and adversely affect the Company's average selling prices and gross margins due to the lower unit prices that the Company receives through indirect channels.

     The Company's strategy of marketing its products directly to end users and indirectly through its Business Partners may result in distribution channel conflicts. The Company's direct sales efforts may compete with those of its indirect channels and, to the extent more than one Business Partner targets the same customer, such Business Partners may come into conflict with each other. There can be no assurance that channel conflict will not adversely affect the Company's relationships with its customers or Business Partners or its ability to attract other Business Partners. See "Business -- Sales and Marketing."

     Competition. The market for the Company's products is intensely competitive and rapidly changing. The Company faces different competitors for each of its product lines. The Company's asset management products compete principally with products offered by the Bureau of National Affairs, Inc. in the single-user and work group environments, and the Company anticipates that its enhanced client/server asset management products, when introduced, will compete with products offered by PeopleSoft, Inc., Oracle Corporation and others. The Company's human resources and payroll management products compete primarily with products offered by Spectrum Human Resources Corporation, Human Resources Microsystems and Ceridian Corporation (FLX) in the single-user and work group environment, and the Company anticipates that its enhanced client/server human resources and payroll products, when introduced, will compete with products offered by PeopleSoft,

Inc., Ultimate Software Group, Inc. and SAP AG in the client/server environment. The Company's human resource and payroll management products also compete with payroll service bureaus, such as ADP, Inc. and PayChex, Inc., and with in-house management information systems staffs. Some of the Company's existing competitors, as well as a number of potential new competitors, have larger technical staffs, more established and larger sales and marketing organizations and greater financial resources than the Company. There can be no assurance that the Company will continue to compete successfully with its existing competitors or will be able to compete successfully with new competitors. In addition, there can be no assurance that competitors will not develop products that are superior to the Company's products or achieve greater market acceptance. Competitive pressures in the form of aggressive price competition could also have a material adverse effect on the Company's business, operating results and financial condition. The Company's future success will depend significantly upon its ability to increase its share of its target markets, to maintain and increase its renewal revenues from existing customers and to sell additional products, product enhancements, maintenance and support agreements and training and consulting services to existing customers and new customers. There can be no assurance that the Company will continue to compete favorably or that competition will not have a material adverse effect on the Company's business, operating results or financial condition.

     Timely Release of Periodic Updates to Reflect Tax Law and Other Regulatory Changes. The Company's asset, human resources and payroll management software products are affected by changes in laws and regulations and generally must be updated annually or periodically to maintain their accuracy and competitiveness. There can be no assurance that the Company will be able to release these annual or periodic updates on a timely basis in the future. Failure to do so could have a material adverse effect on market acceptance of the Company's products, which could have a material adverse effect on the Company's business, operating results and financial condition. In addition, significant changes in tax laws and regulations or other regulatory provisions applicable to the Company's products could require the Company to make a significant investment in product modifications, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Products" and "Business -- Product Development."

     Product Errors; Product Liability. Software products such as those offered by the Company typically contain undetected errors or failures when first introduced or as new versions are released. Testing of the Company's products is particularly challenging because it is difficult to simulate the wide variety of computing environments in which the Company's customers may deploy these products. Despite extensive testing, the Company from time to time has discovered defects or errors in its products. Accordingly, there can be no assurance that such defects, errors or difficulties will not cause delays in product introductions and shipments, result in increased costs and diversion of development resources, require design modifications or decrease market acceptance or customer satisfaction with the Company's products. In addition, there can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could have a material adverse effect upon the Company's business, operating results and financial condition.

     Although the Company has not experienced any material product liability claims to date, the sale and support of software products and the performance of related services by the Company entails the risk of such claims. Many of the Company's products and services are used by or performed for customers in connection with the preparation and filing of tax returns and other regulatory reports. If any of the Company's products contain errors that produce inaccurate results upon which users rely, or cause users to misfile or fail to file required information, the Company could be subject to liability claims from users which could, in turn, materially adversely affect the Company's business, operating results and financial condition. The Company attempts to limit its product liability exposure to users through contractual limitations on liability, including appropriate disclaimers in its "shrink wrap" license agreement with end users. The Company's software license agreements generally provide that the software is provided "as is" without warranty of any kind. There can be no assurance, however, that the contractual limitations used by the Company will be enforceable or will provide the Company with adequate protection against product liability claims. The Company also maintains errors and omissions insurance. There can be no assurance, however, that such coverage will be sufficient to cover any claims made in the future, will continue to be available on reasonable terms, or that the insurer will not disclaim coverage as to any future claim. A successful claim for product or service liability brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

     Acquisitions. The Company may, from time to time, pursue acquisitions of businesses, customer bases, products or technologies that complement or expand its existing business. The Company evaluates potential acquisition opportunities from time to time, including those that could be material in size and scope. Acquisitions involve a number of risks, including the diversion of management's attention from day-to-day operations to the assimilation of the operations and personnel of the acquired companies and the incorporation of acquired operations, customer bases, products or technologies. Such acquisitions could also have adverse short-term effects on the Company's operating results, and could result in dilutive issuances of equity securities, the incurrence of debt and the loss of key employees. In addition, many business acquisitions must be accounted for as purchases and, because most software-related acquisitions involve the purchase of significant intangible assets, these acquisitions typically result in substantial amortization charges and charges for acquired research and development projects, which could have a material adverse effect on the Company's operating results. There can be no assurance that any such acquisitions will occur or that, if such acquisitions do occur, the acquired businesses, customer bases, products or technologies will generate sufficient revenue to offset the associated costs or effects.

     Protection of Intellectual Property; Risks of Infringement. The Company's success is heavily dependent upon its proprietary technology. The Company regards its software as proprietary, and relies primarily on a combination of trade secret, copyright and trademark law, trade secret, confidentiality agreements and contractual provisions to protect its proprietary rights. The Company has no patents or patent applications pending, and existing trade secret and copyright laws afford only limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult and, while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem, particularly in international markets and as a result of the growing use of the Internet. In selling its products, the Company relies primarily on "shrink wrap" licenses that are not signed by licensees and, therefore, it is possible that such licenses may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that the Company's competitors will not independently develop products or technologies that are substantially equivalent or superior to the Company's products or technologies.

     The Company is not aware that any of its products, trademarks or other proprietary rights infringe the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to current or future products. As the number of software products in the industry increases and the functionality of these products further overlap, the Company believes that software developers may become increasingly subject to infringement claims. Any such claims, with or without merit, can be time-consuming and expensive to defend, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty agreements, if required, may not be available on terms acceptable to the Company, or at all, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Intellectual Property Rights and Licenses."

     International Operations. Although the Company's revenue from international sales has historically been insignificant, the Company recently opened an office in Canada and intends to increase its sales and marketing efforts in other international markets. The Company anticipates that its international operations will require the Company to recruit and hire a number of new consulting, sales and marketing and support personnel in Canada and other countries in which the Company establishes operations. In addition, the Company has only limited experience in developing localized versions of its products and in marketing and distributing its products internationally. Moreover, the Company does not currently have relationships with any Business Partners that target international markets. The Company's international sales and marketing efforts will require significant investment by the Company in advance of anticipated future revenue. There can be no assurance that the Company's international sales and marketing efforts will be successful or will generate significant revenue. There are a number of other risks inherent in international business activities, including costs and risks of localizing products for foreign countries, unexpected changes in regulatory requirements, tariffs and other trade barriers, longer accounts receivable payment cycles, difficulties in managing international operations, potentially adverse tax consequences, currency fluctuations, difficulties in the repatriation of earnings, the burdens of complying with a wide variety of foreign laws and exposures to gains and losses on foreign currency transactions. There can be no assurance that such factors will not have a material adverse effect on the Company's business, operating results or financial condition. See "Business -- Strategy."

     Reliance on Microsoft Technologies. The Company's software products are designed primarily to operate with Microsoft technologies, including Windows NT, Windows 95, Windows 3.x, SQL Server, Visual FoxPro and Visual Basic, and the Company's strategy requires that its products and technology be compatible with new developments in Microsoft technology. A decreasing portion of the Company's products are also designed to operate with Microsoft DOS. Although the Company believes that Microsoft technologies are currently widely utilized by businesses of all sizes, there can be no assurance that businesses will continue to adopt such technologies as anticipated, will migrate from older Microsoft technologies (such as DOS or earlier versions of Windows) to newer Microsoft technologies or will not adopt alternative technologies that the Company does not support. If businesses do not migrate from older technologies and adopt the Microsoft technologies with which the Company's products are compatible, the Company's business, operating results and financial condition will be materially and adversely affected.

     Dependence on Key Personnel. The Company's success depends, in significant part, upon the continued services of its key technical, marketing, sales and management personnel and on its ability to continue to attract, motivate and retain highly qualified employees. The loss of key personnel could have a material adverse effect on the Company's business, operating results and financial conditions. The Company does not maintain key person life insurance on any of its employees. Although the Company has employment agreements with certain key employees, these employees, like all other employees, may voluntarily terminate their employment with the Company at any time. Competition for technical, marketing, sales and management employees is intense and the process of locating personnel with the combination of skills and attributes required to execute the Company's strategy can be difficult, time-consuming and expensive. There can be no assurance that the Company will be successful in attracting or retaining highly skilled technical, management, sales and marketing personnel and the failure to attract, hire, assimilate or retain such personnel could have a material adverse effect on the Company's business, operating results and financial condition. See "Management."

     Control by Principal Shareholders, Officers and Directors. Upon completion of this offering, the present directors, executive officers and principal shareholders of the Company and their affiliates will beneficially own approximately 58.6% of the outstanding Common Stock (53.8% if the Underwriters' over-allotment option is exercised in full). As a result, these shareholders will be able to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Management" and "Principal and Selling Shareholders."

     Benefits of the Offering to Current Shareholders. The Selling Shareholders, including executive officers, directors and significant shareholders of the Company, will sell an aggregate of 900,000 shares of Common Stock in this offering and will receive an aggregate of approximately $10.0 million in net proceeds, based upon an assumed initial public offering price of $12.00 per share and after deducting the estimated underwriting discount. In addition, all of the current shareholders of the Company will benefit from the creation of a public market for the Common Stock held by them. Following the offering, the executive officers and directors of the Company will beneficially own shares of Common Stock having a market value of $72.8 million, based upon the assumed initial public offering price of $12.00 per share. The average price per share paid to the Company upon the issuance of the shares held by the current shareholders was $0.18. See "Dilution" and "Principal and Selling Shareholders."

     Dilution. Purchasers of the Common Stock offered hereby will experience immediate and significant dilution in the pro forma net tangible book value of $9.79 per share. To the extent outstanding options or warrants to purchase the Company's Common Stock are exercised, there will be further dilution to the new public investors. See "Dilution."

     Broad Discretion in Allocation of Net Proceeds. The primary purposes of this offering are to establish a public market for the Company's Common Stock, to facilitate the Company's future access to public equity markets and to obtain additional working capital. The Company intends to use the net proceeds of this offering for general corporate purposes, including product development and working capital. The Company may use a portion of the net proceeds of the offering to acquire or invest in businesses, technologies or products complementary to the Company's business. There are no current agreements or negotiations with respect to any acquisitions, investments or other transactions. As of the date of this Prospectus, the Company has no specific plans to use the net proceeds of this offering and will have broad discretion in the application of the proceeds. See "Use of Proceeds."

     No Prior Public Market; Possible Volatility of Stock Price. Prior to this offering, there has been no public market for the Company's Common Stock and there is no assurance that an active trading market will develop or be sustained after this offering. The initial public offering price will be determined through negotiations among the Company and the Representatives of the Underwriters and may not be indicative of the market price of the Common Stock after this offering. The trading price of the Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to patents, copyrights or proprietary rights, conditions and trends in the software industry, changes in financial estimates by securities analysts, general market conditions and other factors. In addition, the public equity markets have from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the stock of technology companies. These broad market fluctuations, as well as shortfalls in sales or earnings as compared with securities analysts' expectations, changes in such analysts' recommendations or projections and general economic and market conditions, may materially and adversely affect the market price of the Company's Common Stock. See "Underwriting."

     Shares Eligible for Future Sale. Sales of substantial amounts of the Company's Common Stock in the public market after this offering, or the perception that such sales might occur, could adversely affect prevailing market prices for the Common Stock. Upon completion of this offering, the Company will have outstanding 10,865,722 shares of Common Stock. Of these shares, the 3,650,000 shares offered hereby will be freely tradable without restriction in the public market. Approximately 827,673 additional shares will be eligible for immediate sale as of the date of this Prospectus (of which 393,834 will be subject to 180-day lock-up agreements between certain shareholders and the Representatives of the Underwriters), and approximately 6,382,383 additional shares will be eligible for sale beginning 90 days after the date of this Prospectus (of which 4,319,610 will be subject to 180-day lock-up agreements). Hambrecht & Quist LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to such lock-up agreements. In addition, the Company intends to file registration statements on Form S-8 under the Securities Act of 1933, as amended (the "Securities

Act"), on or about the date of this Prospectus to register all shares of Common Stock issued or reserved for issuance under its stock plans. In addition, the holders of approximately 6,735,433 shares of Common Stock are entitled to registration rights with respect to such shares. See "Management -- Stock Plans," "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

     Anti-takeover Effect of Certain Charter, By-Law and Statutory Provision; Possible Issuance of Preferred Stock. The Company's Amended and Restated Articles of Incorporation and Amended and Restated By-Laws, as well as Virginia corporate law, contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions allow the Company to issue without shareholder approval preferred stock having rights senior to those of the Common Stock. Other provisions impose various procedural and other requirements that could make it more difficult for shareholders to effect certain corporate actions. In addition, the Company's Board of Directors is divided into three classes, each of which will serve for a staggered three-year term, which may make it more difficult for a third party to gain control of the Company's Board of Directors. See "Description of Capital
Stock -- Virginia Law and Certain Charter and By-Law Provisions."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,750,000 shares of Common Stock offered by it hereby are estimated to be approximately $30.0 million at an assumed initial public offering price of $12.00 per share after deducting the estimated underwriting discount and the estimated expenses of the offering. The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

     The principal purposes of this offering are to establish a public market for the Company's Common Stock, to facilitate future access by the Company to public equity markets and to obtain additional working capital. The Company intends to use the net proceeds for general corporate purposes, including product development and working capital. The Company may also use a portion of the net proceeds to acquire or invest in businesses, technologies or products complementary to the Company's business. There are no current agreements or understandings with respect to any acquisitions, investments or other transactions, no such acquisitions, investments or transactions are being planned or negotiated as of the date of this Prospectus, and no portion of the net proceeds has been allocated for any specific acquisition.

     Pending any such uses, the Company intends to invest the net proceeds from the offering in investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

     The Company paid a dividend of $3,556,264 in the aggregate ($0.455 per share of Common Stock) to shareholders of record on February 20, 1997 and a dividend of $7,565,114 in the aggregate ($0.915 per share of Common Stock) to shareholders of record on June 27, 1997. Other than these dividends, the Company has never paid cash dividends on its Common Stock. The Company currently intends to retain any future earnings to fund the development and growth of its business, and does not anticipate paying any cash dividends for the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997 (i) on an actual basis, (ii) on a pro forma basis giving effect to the Warrant Exercise, the Preferred Stock Conversion and the Put Elimination and
(iii) as adjusted to give effect to the sale of 2,750,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $12.00 per share and after deducting the estimated underwriting discount and estimated offering expenses payable by the Company. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere is this Prospectus.

                                                                         JUNE 30, 1997
                                                             -------------------------------------
                                                             ACTUAL      PRO FORMA     AS ADJUSTED
                                                             -------     ---------     -----------
                                                                        (IN THOUSANDS)
Notes payable, net of current portion.....................   $   650      $   650        $   650
Redeemable convertible preferred stock....................       500           --             --
Redeemable common stock warrants..........................       792           --             --
Shareholders' equity:
     Preferred stock, $0.01 par value; 1,000,000 shares
       authorized; none issued or outstanding.............        --           --             --
     Common stock, no par value; 40,000,000 shares
       authorized; 7,435,023 shares issued and
       outstanding, actual; 8,115,722 shares issued and
       outstanding, pro forma; 10,865,722 shares issued
       and outstanding, as adjusted(1)....................       785        1,491         31,481
Additional paid-in capital................................        --          699            699
Accumulated deficit.......................................    (8,146)      (8,146)        (8,146)
                                                             -------      -------        -------
          Total shareholders' equity (deficit)............    (7,361)      (5,956)        24,034
                                                             -------      -------        -------
               Total capitalization.......................   $(5,419)     $(5,306)       $24,684
                                                             =======      =======        =======

- ---------------

(1) Gives effect to an amendment of the Company's Amended and Restated Articles of Incorporation, filed subsequent to June 30, 1997, increasing the number of authorized shares of Common Stock. Excludes 1,325,699 shares of Common Stock issuable pursuant to options and warrants (after giving effect to the Warrant Exercise) outstanding at June 30, 1997, at a weighted average exercise price of $2.51 per share, approximately 180,000 shares of Common Stock to be issuable pursuant to options currently expected to be granted immediately after the effectiveness of this offering at an exercise price equal to the initial public offering price in this offering and 1,720,000 additional shares of Common Stock reserved for issuance under the Company's stock plans. See "Management -- Stock Plans" and "Description of Capital Stock -- Warrants."

                                    DILUTION

     The deficit in pro forma net tangible book value of the Company at June 30, 1997 was $(6.0 million) or $(0.73) per share of Common Stock. Pro forma net tangible book value per share is equal to the Company's total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding, after giving effect to the Preferred Stock Conversion, the Warrant Exercise and the Put Elimination. After giving effect to the sale by the Company of the 2,750,000 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share, and after deducting the estimated underwriting discount and estimated offering expenses, the pro forma net tangible book value of the Company as of June 30, 1997 would have been $24.0 million or $2.21 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $2.94 per share to existing shareholders and an immediate dilution of $9.79 per share to new investors. The following table illustrates this per share dilution:

        Assumed initial public offering price per share.............             $12.00
          Pro forma net tangible book deficit per share before the
             offering...............................................   $(0.73)
          Increase per share attributable to new investors..........     2.94
                                                                        -----
        Pro forma net tangible book value per share after the
          offering..................................................               2.21
                                                                                 ------
        Dilution per share to new investors.........................             $ 9.79
                                                                                 ======

     The following table summarizes on a pro forma basis as of June 30, 1997, after giving effect to the Preferred Stock Conversion and the Warrant Exercise, the difference between existing shareholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                                            SHARES PURCHASED        TOTAL CONSIDERATION
                                          ---------------------    ----------------------    AVERAGE PRICE
                                            NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                          ----------    -------    -----------    -------    -------------
Existing shareholders(1)...............    8,115,722      74.7%    $ 1,459,617       4.2%       $  0.18
New investors(1).......................    2,750,000      25.3      33,000,000      95.8          12.00
                                          ----------    ------     -----------    ------
  Total................................   10,865,722     100.0%    $34,459,617     100.0%
                                          ==========    ======     ===========    ======

     The foregoing tables and calculations assume no exercise of outstanding options or warrants. At June 30, 1997, there were 1,325,699 shares of Common Stock reserved for issuance upon exercise of outstanding options and warrants (after giving effect to the Warrant Exercise) at a weighted average exercise price of $2.51 per share. To the extent that these options or warrants are exercised, there will be further dilution to new investors. See
"Management -- Stock Plans" and "Description of Capital Stock -- Warrants."
- ---------------

(1) Sales by the Selling Shareholders in this offering will reduce the number of shares held by existing shareholders to 7,215,722 or 66.4% of the total number of shares of Common Stock outstanding after this offering (6,668,222 or 61.4%, if the over-allotment option is exercised in full), and will increase the number of shares held by new investors to 3,650,000 or 33.6% (4,197,500 or 38.6%, if the over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after this offering. See "Principal and Selling Shareholders."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The selected consolidated statement of operations data set forth below for the fiscal years ended March 31, 1995, 1996 and 1997 and the consolidated balance sheet data as of March 31, 1996 and 1997 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this Prospectus and should be read in conjunction with those consolidated financial statements and notes thereto. The selected consolidated statement of operations data presented below for the fiscal years ended March 31, 1993 and 1994 and the consolidated balance sheet data as of March 31, 1993, 1994 and 1995 are derived from audited financial statements not included in this Prospectus. The selected consolidated financial data for the three-month periods ended June 30, 1996 and 1997 and the consolidated balance sheet data as of June 30, 1997 are derived from unaudited financial statements of the Company included elsewhere in this Prospectus which, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein. The results of operations for the three months ended June 30, 1997 are not necessarily indicative of the results of operations to be expected for the full year or for any future period. In addition, the Company's historical financial statements include results of operations relating to the Divested Product Lines and the MYOB product line and therefore are not indicative of the results of operations attributable to the Ongoing Business.

                                                                                                                  THREE MONTHS
                                                                        YEAR ENDED MARCH 31,                     ENDED JUNE 30,
                                                        ----------------------------------------------------    -----------------
                                                         1993        1994       1995       1996       1997       1996      1997
                                                        -------    --------    -------    -------    -------    ------    -------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
 Revenue:
   License fees and royalty..........................   $ 9,595    $ 19,339    $20,346    $22,677    $20,161    $5,064    $ 5,358
   Services..........................................     5,932       8,202     14,677     16,552     19,323     4,435      5,288
                                                        -------     -------    -------    -------    -------    ------    -------
     Total...........................................    15,527      27,541     35,023     39,229     39,484     9,499     10,646
                                                        -------     -------    -------    -------    -------    ------    -------
 Cost of revenue:
   License fees and royalty..........................     1,150       2,807      3,806      4,501      2,251       577        371
   Services..........................................       662       2,355      4,357      5,306      5,675     1,514      1,470
                                                        -------     -------    -------    -------    -------    ------    -------
     Total...........................................     1,812       5,162      8,163      9,807      7,926     2,091      1,841
                                                        -------     -------    -------    -------    -------    ------    -------
 Gross margin........................................    13,715      22,379     26,860     29,422     31,558     7,408      8,805
                                                        -------     -------    -------    -------    -------    ------    -------
 Operating expenses:
   Sales and marketing...............................     5,114       9,482     11,354     12,812     14,355     3,954      4,305
   Research and development..........................     1,151       2,173      5,707      7,389      6,089     1,817      2,048
   General and administrative........................     4,416       5,797      4,284      5,789      5,554     1,523      1,585
   Amortization of acquired intangibles..............     2,746       1,984      3,177      1,435         --        --         --
   Acquired research and development projects........     2,500          --         --         --         --        --         --
                                                        -------     -------    -------    -------    -------    ------    -------
     Total...........................................    15,927      19,436     24,522     27,425     25,998     7,294      7,938
                                                        -------     -------    -------    -------    -------    ------    -------
 Operating income (loss).............................    (2,212)      2,943      2,338      1,997      5,560       114        867
                                                        -------     -------    -------    -------    -------    ------    -------
 Other income (expense), net:
   Interest income (expense), net....................        78        (424)      (176)      (145)       351        11       (293)
   Gain on sale of product lines.....................        --          --         --        750         --        --         --
                                                        -------     -------    -------    -------    -------    ------    -------
     Total...........................................        78        (424)      (176)       605        351        11       (293)
                                                        -------     -------    -------    -------    -------    ------    -------
 Income (loss) from continuing operations before
   income taxes......................................    (2,134)      2,519      2,162      2,602      5,911       125        574
 Income tax benefit (provision)......................       615        (400)      (550)       925     (1,475)      (45)      (225)
                                                        -------     -------    -------    -------    -------    ------    -------
 Income (loss) from continuing operations............    (1,519)      2,119      1,612      3,527      4,436        80        349
 Gain on disposal of discontinued business...........        --          --      1,903         --         --        --         --
 Loss from operations of discontinued business.......    (1,563)     (8,990)        --         --         --        --         --
                                                        -------     -------    -------    -------    -------    ------    -------
 Net income (loss)...................................   $(3,082)   $ (6,871)   $ 3,515    $ 3,527    $ 4,436    $   80    $   349
                                                        =======     =======    =======    =======    =======    ======    =======
 Pro forma net income per share(1)...................                                                $  0.45              $  0.04
                                                                                                     =======              =======
 Pro forma weighted average shares outstanding(1)....                                                  9,809                9,885
                                                                                                     =======              =======

                                                                             MARCH 31,                              JUNE 30,
                                                         1993        1994       1995       1996       1997            1997
                                                        -------    -------     -------    -------    ---------       ------
                                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
 Cash and cash equivalents...........................   $ 1,657    $  2,070    $ 3,534    $ 8,105    $13,365         $ 7,429
 Working capital deficit.............................    (6,141)    (12,888)    (5,169)      (583)      (913)        (7,743)
 Total assets........................................    19,544      19,633     13,794     17,625     21,160         16,815
 Deferred maintenance and service revenue............     3,828       7,987      8,814      9,398     12,288         13,632
 Long-term debt......................................     6,309       5,119      2,954      2,133        650           650
 Redeemable convertible preferred stock..............       500         500        500        500        500           500
 Redeemable common stock warrants....................       465         206        206        296        642           792
 Total shareholders' (deficit).......................      (912)     (7,763)    (4,202)      (698)      (144)        (7,361)

- ---------------
(1) Pro forma to give effect to the Warrant Exercise and the Put Elimination and the assumed issuance at an offering price of $12.00 per share of a sufficient number of shares to fund the dividends paid in excess of earnings. See Note 1 of Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those contained in the forward-looking statements. Factors that may cause such differences include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus. References to the Company's "fiscal" year mean the twelve months ended on March 31 of that calendar year.

OVERVIEW

     The Company is a leading provider of asset, human resources and payroll management software solutions for middle market businesses. The Company's feature-rich, cost-effective solutions are easy to implement and enhance productivity by automating management, compliance and reporting functions in areas of specialized expertise that entail complex and frequently changing laws and regulations. The Company's solutions have been designed to complement core accounting systems and are scaleable from stand-alone desktop applications running on personal computers to multi-user work group and client/server programs designed for use on personal computer local area networks. As of June 30, 1997, the Company had over 40,000 licensed customer locations, representing approximately 115,000 licensed seats.

     The Company launched its FAS fixed asset management product line in 1983 and a professional tax preparation software product line in 1985. In 1991, the Company acquired the Abra human resources and payroll management product line. Between 1992 and 1994, the Company purchased a write-up product line for accountants, a small business accounting software product line (the "MYOB product line") and a service bureau payroll product line for accountants. The Company thereafter decided to focus primarily on serving middle market businesses, and sold its professional tax preparation software business in April 1994 and its service bureau payroll and write-up product lines for accountants in August 1995 (together, the "Divested Product Lines"). In May 1996, the Company licensed its MYOB product line to a third party. Under such license (the "MYOB License"), the Company is to receive royalties over the four-year license term, which ends in June 2000. The royalty rate escalates over each of the four years in the license period and is based on the total revenue of the licensee attributable to the MYOB product line.

     The Company currently derives substantially all of its revenue from its FAS and Abra product lines and related services and from the MYOB License (collectively, the "Ongoing Business"). The Company's historical consolidated financial statements include results of operations relating to the Divested Product Lines and the MYOB product line. Accordingly, the Company's historical consolidated financial statements are not indicative of operating results attributable to the Ongoing Business. For fiscal 1995, 1996 and 1997, respectively, total revenue from the Ongoing Business was $26.2 million, $30.8 million and $38.4 million; gross margin for the Ongoing Business was $20.7 million, $23.8 million and $30.9 million; and operating income from the Ongoing Business was $2.9 million, $2.0 million and $5.6 million. For the three month periods ended June 30, 1996 and 1997, respectively, total revenue from the Ongoing Business was $8.5 million and $10.6 million; gross margin for the Ongoing Business was $6.7 million and $8.8 million; and operating income from the Ongoing Business was $155,000 and $867,000.

     Prior to fiscal 1994, substantially all of the Company's revenues from the FAS and Abra product lines were derived from licenses of DOS-based versions of these products. Since fiscal 1994, the Company has introduced Windows versions of these products and, since fiscal 1995, a significant number of the Company's DOS customers have migrated to the Company's Windows-based products. Additionally, since the introduction of multi-user versions of its products in fiscal 1995 and fiscal 1996, the Company has sold an increased number of multi-user licenses of its FAS and Abra products. Upon the introduction of a new product or an enhanced version of an existing product, the Company has typically derived significant license fee revenue from trade-ups by existing customers. Typically, the license fees paid for trade-ups are lower than the license fees for an initial license. In addition, the Windows-based products and the multi-user products generally have higher average license fees and gross margins than the DOS-based products.

     In addition to revenue from product licenses, the Company derives significant recurring revenue from maintenance and support agreements. In each of fiscal 1996 and 1997, approximately 85% of the Company's customers purchased maintenance and support agreements in connection with their initial license of the Company's products. During each of the last two fiscal years, the Company has achieved average annual renewal rates for its maintenance and support agreements of approximately 80%. Under its maintenance and support agreements, the Company provides technical support and periodic software updates. In late fiscal 1997, the Company launched its consulting services, which include installation, set-up and conversion services. Training and consulting revenue are anticipated to have lower gross margins than revenue from maintenance and support agreements. In fiscal 1997, approximately 50% of total revenue from the Ongoing Business was attributable to services, of which a substantial portion was derived from maintenance and support agreements. Maintenance and support agreements are generally priced as a percentage of the initial license fee for the underlying products.

     The Company recognizes revenue on license fees upon shipment of the product, net of provisions for returns and allowances, provided that no significant Company obligations remain and that collection of the resulting account receivable is probable. For products with free trial periods, revenue is recognized upon acceptance of the product by the customer. Revenue from the MYOB License is recognized ratably within each year of the term of the license agreement, based on specified annual royalty payments. Revenue from maintenance and support agreements is recognized pro rata over the term of the agreements, which is generally one year. Revenue from other services, such as training and consulting, is recognized as the services are provided.

     The Company employs a multi-channel sales and marketing strategy utilizing four primary channels: Business Partners, a direct-response telesales operation, strategic marketing alliances and a direct sales organization. In 1995, the Company began to develop its direct sales organization and has invested and expects to continue to invest in the development of this channel. The Company expects that sales through direct channels will generally have higher gross margins than sales through indirect channels, although these higher margins may be offset in whole or in part by increased sales and marketing expenses. In addition, in October 1996, the Company established a wholly owned subsidiary in Ontario, Canada to localize and market the Company's FAS and Abra products in the Canadian market.

     The Company has made, and intends to continue to make, significant investments in research and development to develop new products and enhanced client/server versions of its existing products. In addition, the Company releases periodic updates of its products to incorporate regulatory changes. As of June 30, 1997, the Company had 62 full-time software development personnel with expertise in Windows, Windows NT, client/server and/or Internet environments. Of these developers, five are Certified Public Accountants and seven are Certified Payroll Professionals.

     The Company accounts for software development costs in accordance with Statement of Financial Accounting Standard No. 86 "Accounting For The Costs Of Computer Software To Be Sold, Leased Or Otherwise Marketed." Costs incurred prior to establishment of technological feasibility are expensed as incurred and reflected as research and development costs. The Company capitalized software development costs of $126,000 in fiscal 1995, all of which were fully amortized by the end of fiscal 1996. There were no software development costs capitalized in fiscal 1996 or 1997 or in the three-month period ended June 30, 1997. During these periods, the time between the establishment of technological feasibility and general release was very short. Costs otherwise capitalizable after technological feasibility were insignificant and, therefore, were expensed as incurred.

     In fiscal 1994, the Company established a valuation allowance for certain deferred tax assets. The valuation allowance was subsequently reduced as a result of the Company's analysis of then current levels of earnings and anticipated operating results. As a result, the Company's effective tax rate has been significantly lower than the applicable statutory rates. The Company expects that the effective tax rate in future periods will more closely reflect statutory rates.

OPERATING RESULTS

     The following table sets forth for the periods indicated certain consolidated statement of operations data expressed as a percentage of total revenue. The Company's historical financial statements include operating results relating to the Divested Product Lines and the MYOB product line and, therefore, are not indicative of the results of operations attributable to the Ongoing Business.

                                                                 YEAR ENDED            THREE MONTHS
                                                                  MARCH 31,           ENDED JUNE 30,
                                                           -----------------------    --------------
                                                           1995     1996     1997     1996     1997
                                                           -----    -----    -----    -----    -----
Revenue:
  License fees and royalty..............................    58.1%    57.8%    51.1%    53.3%    50.3%
  Services..............................................    41.9     42.2     48.9     46.7     49.7
                                                           -----    -----    -----    -----    -----
          Total.........................................   100.0    100.0    100.0    100.0    100.0
                                                           -----    -----    -----    -----    -----
Cost of revenue:
  License fees and royalty..............................    10.9     11.5      5.7      6.1      3.5
  Services..............................................    12.4     13.5     14.4     15.9     13.8
                                                           -----    -----    -----    -----    -----
          Total.........................................    23.3     25.0     20.1     22.0     17.3
                                                           -----    -----    -----    -----    -----
Gross margin............................................    76.7     75.0     79.9     78.0     82.7
                                                           -----    -----    -----    -----    -----
Operating expenses:
  Sales and marketing...................................    32.4     32.7     36.4     41.6     40.5
  Research and development..............................    16.3     18.8     15.4     19.1     19.2
  General and administrative............................    12.2     14.7     14.0     16.1     14.9
  Amortization of acquired intangibles..................     9.1      3.7       --       --       --
                                                           -----    -----    -----    -----    -----
          Total.........................................    70.0     69.9     65.8     76.8     74.6
                                                           -----    -----    -----    -----    -----
Operating income........................................     6.7      5.1     14.1      1.2      8.1
Other income (expense), net.............................    (0.5)     1.5      0.9      0.1     (2.7)
                                                           -----    -----    -----    -----    -----
Income from continuing operations before income taxes...     6.2      6.6     15.0      1.3      5.4
Income tax benefit (provision)..........................    (1.6)     2.4     (3.8)    (0.5)    (2.1)
                                                           -----    -----    -----    -----    -----
Income from continuing operations.......................     4.6      9.0     11.2      0.8      3.3
Gain on disposal of discontinued business...............     5.4       --       --       --       --
                                                           -----    -----    -----    -----    -----
Net income..............................................    10.0%     9.0%    11.2%     0.8%     3.3%
                                                           =====    =====    =====    =====    =====
Gross Margins:
  Gross margin on license fees and royalty revenue......    81.3%    80.2%    88.8%    88.6%    93.1%
  Gross margin on services revenue......................    70.3%    67.9%    70.6%    65.9%    72.2%

THREE MONTHS ENDED JUNE 30, 1996 AND 1997

     License Fees and Royalty Revenue. License fees and royalty revenue consists of fees from software licenses and royalties from the MYOB License. License fees and royalty revenue increased from $5.1 million for the three months ended June 30, 1996 to $5.4 million for the three months ended June 30, 1997, representing an increase of 5.8%. As a percentage of total revenue, license fees and royalty revenue decreased from 53.3% to 50.3% for the three-month periods ended June 30, 1996 and 1997, respectively. The dollar increase in license fees and royalty revenue was due to a 23.4% increase in license fee revenue from FAS and Abra products, which resulted primarily from increased sales of higher priced Windows-based and multi-user products, offset in part by the elimination of license fees attributable to the MYOB product line. During the three months ended June 30, 1997, the Company also received royalty revenue of $221,000 from the MYOB License.

     Services Revenue. Services revenue includes revenue from maintenance and support agreements and training and consulting services. Services revenue increased from $4.4 million for the three months ended June 30, 1996 to $5.3 million for the three months ended June 30, 1997, representing an increase of 19.3%. As a percentage of total revenue, services revenue increased from 46.7% to 49.7% for the three months ended June 30, 1996 and 1997, respectively. The dollar increase in services revenue was primarily due to an increase in the number of maintenance and support agreements, which resulted from an increased renewal rate and a larger installed base of customers, and a higher average contract value resulting from increased sales of higher priced license products. To a lesser extent, the increase in services revenue was due to the Company's increased focus on offering training and other consulting services, which include installation, set-up and data conversion activities. The increase in services revenue as a percentage of total revenue was primarily attributable to increased renewal rates and the elimination of revenue attributable to the MYOB product line, whose customers purchased proportionately fewer services.

     Cost of License Fees and Royalty Revenue. Cost of license fees and royalty revenue consists primarily of the costs of media, product manuals, shipping and fulfillment, and royalties paid to third parties. Cost of license fees and royalty revenue decreased from $577,000 for the three months ended June 30, 1996 to $371,000 for the three months ended June 30, 1997, representing a decrease of 35.7%. As a percentage of license fees and royalty revenue, cost of license fees and royalty revenue decreased from 11.4% to 6.9% for the three-month periods ended June 30, 1996 and 1997, respectively. The decrease in cost of license fees and royalty revenue as a percentage of license fees and royalty revenue was primarily due to increased sales of higher margin Windows-based and multi-user products and the elimination of license fees attributable to the lower margin MYOB product line. To a lesser extent, the decrease was due to the $221,000 in royalty revenue received under the MYOB License for the three months ended June 30, 1997, for which the associated costs were nominal.

     Cost of Services Revenue. Cost of services revenue consists primarily of personnel costs, telephone charges and other costs related to providing telephone support, training and consulting services. Cost of services revenue was $1.5 million for both of the three-month periods ended June 30, 1996 and 1997. As a percentage of services revenue, cost of services revenue decreased from 34.1% to 27.8% for the three-month periods ended June 30, 1996 and 1997, respectively. The decrease in cost of services revenue as a percentage of services revenue was primarily due to the elimination of services related to the MYOB product line, which historically had higher cost of services as a percentage of services revenue than the Company's FAS and Abra product lines.

     Sales and Marketing. Sales and marketing expenses consist primarily of direct mail programs, advertising, other marketing programs, personnel costs, commissions, travel and administrative costs. Sales and marketing expenses increased from $4.0 million for the three months ended June 30, 1996, to $4.3 million for the three months ended June 30, 1997, representing an increase of 8.9%. As a percentage of total revenue, sales and marketing expenses decreased from 41.6% to 40.5% for the three-month periods ended June 30, 1996 and 1997, respectively. The dollar increase was primarily due to increased costs associated with the Company's expanded 1997 Business Partner Conference, the establishment of the Company's Canadian operations and increased lead generation, advertising and corporate brand awareness activities. The decrease in sales and marketing expenses as a percentage of total revenue was primarily attributable to increased efficiencies in the Company's direct mail program.

     Research and Development. Research and development expenses consist primarily of personnel costs and fees paid to outside consultants. Research and development expenses increased from $1.8 million for the three months ended June 30, 1996 to $2.0 million for the three months ended

June 30, 1997, representing an increase of 12.7%. As a percentage of total revenue, research and development expenses increased slightly from 19.1% to 19.2% for the three-month periods ended June 30, 1996 and 1997, respectively. The dollar increase in research and development expenses was primarily the result of increased expenses relating to the development of a new budgeting product and, to a lesser extent, the expenses incurred to localize the Company's FAS and Abra product lines for sale in Canada.

     General and Administrative. General and administrative expenses include the costs of corporate operations, finance and accounting, human resources and other general operations. General and administrative expenses increased from $1.5 million for the three months ended June 30, 1996 to $1.6 million for the three months ended June 30, 1997, representing an increase of 4.0%. As a percentage of total revenue, general and administrative expenses decreased from 16.1% to 14.9% for the three-month periods ended June 30, 1996 and 1997, respectively. The dollar increase in general and administrative expenses was the result of increased staffing and related expenses necessary to manage and support the expansion of the Company's operations. Since general and administrative expenses increased at a lower rate than total revenue, such expenses decreased as a percentage of total revenue.

     Other Income (Expense), Net. Other income (expense), net was $11,000 for the three months ended June 30, 1996 and $(293,000) for the three months ended June 30, 1997. Interest expense for the three months ended June 30, 1997 was primarily due to $520,000 of interest expense attributable to a payment of $432,000 to a warrant holder, and the related reduction in the exercise price of the warrant, in connection with the June 1997 dividend to shareholders, offset in part by increased interest income. See "Certain Transactions."

     Provision for Income Taxes. The provision for income taxes was $45,000 for the three months ended June 30, 1996 and $225,000 for the three months ended June 30, 1997, representing 36.1% and 39.2% of income before taxes, respectively.

FISCAL 1995, 1996 AND 1997

     License Fees and Royalty Revenue. License fees and royalty revenue increased from $20.3 million in fiscal 1995 to $22.7 million in fiscal 1996, and decreased to $20.2 million in fiscal 1997, representing an increase of 11.5% and a decrease of 11.1%, respectively. As a percentage of total revenue, license fees and royalty revenue decreased from 58.1% to 57.8% and to 51.1% for fiscal 1995, 1996 and 1997, respectively.

     The dollar increase from fiscal 1995 to fiscal 1996 was the result of an increase in license fee revenue from FAS and Abra products, which was partially offset by the decline in license fee revenue attributable to the Company's service bureau and write-up product lines, which were sold in August 1995. The dollar decrease from fiscal 1996 to fiscal 1997 was the result of the elimination of license fees from the MYOB product line, which more than offset an increase in license fee revenue for FAS and Abra products. The decrease as a percentage of total revenue from fiscal 1996 to fiscal 1997 was the result of the elimination of license fees from the MYOB product line, which generated higher license fees as a percentage of total revenue than the FAS and Abra product lines. During fiscal 1997, the Company recorded royalty revenue of $664,000 from the MYOB License.

     Services Revenue. Services revenue increased from $14.7 million in fiscal 1995 to $16.6 million in fiscal 1996 and to $19.3 million in fiscal 1997, representing increases of 12.8% and 16.7%, respectively. As a percentage of total revenue, services revenue increased from 41.9% to 42.2% and to 48.9% for fiscal 1995, 1996 and 1997, respectively. The dollar increases in services revenue was primarily due to the increase in maintenance and support agreements, which resulted from an increased renewal rate and a larger installed base of customers, and higher average contract value. To a lesser extent, the increase in services revenue was due to the Company's increased focus on providing training services and, with respect to the increase from fiscal 1996 to fiscal 1997, other consulting services. The increase in services revenue as a percentage of total revenue from fiscal 1996 to fiscal 1997 was primarily attributable to increased renewal rates and the elimination of revenue attributable to the MYOB product line, whose customers purchased proportionately fewer services.

     Cost of License Fees and Royalty Revenue. Cost of license fees and royalty revenue increased from $3.8 million in fiscal 1995 to $4.5 million in fiscal 1996 and decreased to $2.3 million in fiscal 1997, representing an 18.3% increase and a 50.0% decrease, respectively. As a percentage of license fees and royalty revenue, cost of license fees and royalty revenue changed from 18.7% to 19.8% and to 11.2% for fiscal 1995, 1996 and 1997, respectively.

     The dollar increase from fiscal 1995 to fiscal 1996 was primarily due to an increase in the number of units shipped in fiscal 1996. The increase as a percentage of license fees and royalty revenue from fiscal 1995 to fiscal 1996 was primarily attributable to royalties paid by the Company to a third-party developer with respect to license fees received by the Company for its FASTrack product, offset in part by the elimination of license fees from the write-up product line, which had higher packaging and shipping costs than the FAS and Abra products lines.

     The decrease in cost of license fees and royalty revenue from fiscal 1996 to fiscal 1997 was primarily due to the elimination of costs associated with the MYOB product line, the elimination of $1.2 million of amortization of capitalized software development costs recorded in each of fiscal 1995 and fiscal 1996 and, to a lesser extent, a change in the media on which the Company's products were delivered from diskettes to lower cost CD-ROMs. The decrease as a percentage of license fees and royalty revenue from fiscal 1996 to fiscal 1997 was primarily due to the elimination of the MYOB product line, which had a lower margin than the Company's FAS and Abra products, to $664,000 of royalty revenue from the MYOB License in fiscal 1997, for which the associated costs are nominal, and to the change to CD-ROM media.

     Cost of Services Revenue. Cost of services revenue increased from $4.4 million in fiscal 1995 to $5.3 million in fiscal 1996 and to $5.7 million in fiscal 1997, representing increases of 21.8% and 7.0%, respectively. As a percentage of services revenue, cost of services revenue changed from 29.7% to 32.1% and to 29.4% for fiscal 1995, 1996 and 1997, respectively. The dollar increases in cost of services revenue were attributable primarily to costs associated with additional personnel to meet the demands of the increased number of maintenance and support customers and, to a lesser extent, to costs associated with enhancing customer support systems, offset in part in fiscal 1997 by the elimination of costs associated with providing services for the MYOB product line. The decrease in cost of services revenue as a percentage of services revenue in fiscal 1997 was due to the elimination of services related to the MYOB product line, which historically had higher cost of services as a percentage of services revenue than the Company's FAS and Abra product lines.

     Sales and Marketing. Sales and marketing expense increased from $11.4 million in fiscal 1995 to $12.8 million in fiscal 1996 and to $14.4 million in fiscal 1997, representing increases of 12.8% and 12.0%, respectively. As a percentage of total revenue, sales and marketing expenses increased from 32.4% to 32.7% and to 36.4% for fiscal 1995, 1996 and 1997, respectively. The increases in sales and marketing expenses in each period were primarily due to the hiring of additional sales and marketing personnel and, to a lesser extent, increased lead generation, advertising and corporate brand awareness activities.

     Research and Development. Research and development expenses increased from $5.7 million in fiscal 1995 to $7.4 million in fiscal 1996 and decreased to $6.1 million in fiscal 1997, representing an increase of 29.5% and a decrease of 17.6%, respectively. As a percentage of total revenue, research and development expenses changed from 16.3% to 18.8% and to 15.4% for fiscal 1995, 1996 and 1997, respectively. The increase in research and development expenses from fiscal 1995 to fiscal 1996, and the decrease from fiscal 1996 to fiscal 1997, were primarily due to expenses in fiscal 1996 relating to the updating of product lines to include Windows-based versions and enhanced multi-user versions and nonrecurring development expenses associated with the MYOB product line.

     General and Administrative. General and administrative expenses increased from $4.3 million in fiscal 1995 to $5.8 million in fiscal 1996 and decreased to $5.6 million in fiscal 1997, representing an increase of 35.1% and a decrease of 4.1%, respectively. As a percentage of total revenue, general and administrative expenses changed from 12.2% to 14.7% and to 14.0% for fiscal 1995, 1996 and 1997, respectively. The increase in general and administrative expenses in fiscal 1996 related to the Company's continued development of its management infrastructure, including the addition of personnel to support growth in the Company's operations and the hiring of its current Chief Executive Officer. The decrease in general and administrative expenses for fiscal 1997 was due primarily to the reduction in general and administrative expenses associated with the MYOB product line.

     Amortization of Acquired Intangibles. Amortization of acquired intangibles relates to costs capitalized as a result of various acquisitions. Amortization of acquired intangibles was $3.2 million in fiscal 1995 and $1.4 million in fiscal 1996. Capitalized costs for intellectual property rights and other intangibles were fully amortized as of the end of fiscal 1996.

     Other Income (Expense), Net. Other income (expense), net was $(176,000) for fiscal 1995, $605,000 for fiscal 1996 and $351,000 for fiscal 1997. Interest expense for fiscal 1997 was primarily due to $215,000 of interest expense attributable to a reduction in the exercise price of a warrant in connection with the February 1997 dividend to shareholders, offset in part by increased interest income. See "Certain Transactions."

     (Provision) Benefit for Income Taxes: The (provision) benefit for income taxes was $(550,000), $925,000 and $(1.5 million) for fiscal 1995, 1996 and
1997, representing (25.0)%, 35.5% and (25.0)% of income before taxes, respectively. For fiscal 1995, the difference between the expected tax provision based on Federal statutory rates and the effective tax rate resulted principally from the utilization of a net operating loss carryforward. For fiscal 1996 and 1997, the difference between the expected tax provision based on Federal statutory rates and the effective tax rate resulted principally from tax benefits relating to a reduction of the valuation allowance against the Company's deferred tax asset of $2.0 million and $1.2 million in 1996 and 1997, respectively, based on management's analysis of current levels of earnings and anticipated operating results. The Company expects that the income tax provision in future periods will more closely reflect the statutory tax rates. See Note 6 of Notes to Consolidated Financial Statements.

SELECTED QUARTERLY OPERATING RESULTS

     The following tables set forth for the last nine quarters (i) certain consolidated statement of operations data and (ii) certain consolidated statement of operations data expressed as a percentage of total revenue. In management's opinion, the unaudited quarterly consolidated statement of operations data has been prepared on the same basis as the audited consolidated financial statements and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The Company believes that quarter-to-quarter comparisons of its operating results are not necessarily meaningful and should not be relied upon as an indication of future performance.

                                                                    THREE MONTHS ENDED
                          -------------------------------------------------------------------------------------------------------
                          JUNE 30,    SEPT. 30,   DEC. 31,   MARCH 31,    JUNE 30,    SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,
                            1995        1995        1995        1996        1996        1996        1996       1997        1997
                          ---------   ---------   --------   ----------   ---------   ---------   --------   ---------   --------
                                                                      (IN THOUSANDS)
Revenue:
 License fees and
   royalty..............   $ 4,381     $ 4,720    $ 6,230     $  7,346     $ 5,064     $ 4,603    $ 5,504     $ 4,990    $ 5,358
 Services...............     3,922       3,835      4,383        4,412       4,435       4,688      5,024       5,176      5,288
                            ------      ------     ------       ------      ------      ------     ------      ------     ------
       Total............     8,303       8,555     10,613       11,758       9,499       9,291     10,528      10,166     10,646
                            ------      ------     ------       ------      ------      ------     ------      ------     ------
Cost of revenue:
 License fees and
   royalty..............       675         735      1,267        1,824         577         362        509         803        371
 Services...............     1,255       1,171      1,397        1,483       1,514       1,241      1,355       1,565      1,470
                            ------      ------     ------       ------      ------      ------     ------      ------     ------
       Total............     1,930       1,906      2,664        3,307       2,091       1,603      1,864       2,368      1,841
                            ------      ------     ------       ------      ------      ------     ------      ------     ------
Gross margin............     6,373       6,649      7,949        8,451       7,408       7,688      8,664       7,798      8,805
Operating expenses:
 Sales and marketing....     3,035       3,054      3,455        3,268       3,954       2,999      3,858       3,544      4,305
 Research and
   development..........     1,817       2,036      1,964        1,572       1,817       1,464      1,470       1,338      2,048
 General and
   administrative.......     1,473       1,465      1,436        1,415       1,523       1,250      1,389       1,392      1,585
 Amortization of
   acquired
   intangibles..........       345         328        289          473          --          --         --          --         --
                            ------      ------     ------       ------      ------      ------     ------      ------     ------
       Total............     6,670       6,883      7,144        6,728       7,294       5,713      6,717       6,274      7,938
                            ------      ------     ------       ------      ------      ------     ------      ------     ------
Operating income
 (loss).................      (297)       (234)       805        1,723         114       1,975      1,947       1,524        867
Other income (expense),
 net....................       (65)        619         52           (1)         11          87        128         125       (293)
                            ------      ------     ------       ------      ------      ------     ------      ------     ------
Income (loss) before
 income taxes...........      (362)        385        857        1,722         125       2,062      2,075       1,649        574
Income tax benefit
 (provision)............       145        (155)      (345)       1,280         (45)       (940)      (945)        455       (225)
                            ------      ------     ------       ------      ------      ------     ------      ------     ------
Net income (loss).......   $  (217)    $   230    $   512     $  3,002     $    80     $ 1,122    $ 1,130     $ 2,104    $   349
                            ======      ======     ======       ======      ======      ======     ======      ======     ======

                                                                    THREE MONTHS ENDED
                          -------------------------------------------------------------------------------------------------------
                          JUNE 30,    SEPT. 30,   DEC. 31,   MARCH 31,    JUNE 30,    SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,
                            1995        1995        1995        1996        1996        1996        1996       1997        1997
                          ---------   ---------   --------   ----------   ---------   ---------   --------   ---------   --------
                                                            (AS A PERCENTAGE OF TOTAL REVENUE)
Revenue:
 License fees and
   royalty..............      52.8%       55.2%      58.7 %       62.5%       53.3%       49.5%      52.3 %      49.1%      50.3 %
 Services...............      47.2        44.8       41.3         37.5        46.7        50.5       47.7        50.9       49.7
                          ---------   ---------   --------   ----------   ---------   ---------   --------   ---------   --------
       Total............     100.0       100.0      100.0        100.0       100.0       100.0      100.0       100.0      100.0
                          ---------   ---------   --------   ----------   ---------   ---------   --------   ---------   --------
Cost of revenue:
 License fees and
   royalty..............       8.1         8.6       11.9         15.5         6.1         3.9        4.8         7.9        3.5
 Services...............      15.1        13.7       13.2         12.6        15.9        13.4       12.9        15.4       13.8
                          ---------   ---------   --------   ----------   ---------   ---------   --------   ---------   --------
       Total............      23.2        22.3       25.1         28.1        22.0        17.3       17.7        23.3       17.3
                          ---------   ---------   --------   ----------   ---------   ---------   --------   ---------   --------
Gross margin............      76.8        77.7       74.9         71.9        78.0        82.7       82.3        76.7       82.7
                          ---------   ---------   --------   ----------   ---------   ---------   --------   ---------   --------
Operating expenses:
 Sales and marketing....      36.6        35.7       32.6         27.8        41.6        32.3       36.7        34.9       40.5
 Research and
   development..........      21.9        23.8       18.5         13.4        19.1        15.8       14.0        13.2       19.2
 General and
   administrative.......      17.7        17.1       13.5         12.0        16.1        13.3       13.1        13.6       14.9
 Amortization of
   acquired
   intangibles..........       4.2         3.8        2.7          4.0          --          --         --          --         --
                          ---------   ---------   --------   ----------   ---------   ---------   --------   ---------   --------
       Total............      80.4        80.4       67.3         57.2        76.8        61.4       63.8        61.7       74.6
                          ---------   ---------   --------   ----------   ---------   ---------   --------   ---------   --------
Operating income
 (loss).................      (3.6)       (2.7)       7.6         14.7         1.2        21.3       18.5        15.0        8.1
Other income (expense),
 net....................      (0.8)        7.2        0.5          0.0         0.1         0.9        1.2         1.2       (2.7)
                          ---------   ---------   --------   ----------   ---------   ---------   --------   ---------   --------
Income (loss) from
 continuing operations
 before income taxes....      (4.4)        4.5        8.1         14.7         1.3        22.2       19.7        16.2        5.4
Income tax benefit
 (provision)............       1.8        (1.8)      (3.3)        10.8        (0.5)      (10.1)      (9.0)        4.5       (2.1)
                          ---------   ---------   --------   ----------   ---------   ---------   --------   ---------   --------
Net income (loss).......      (2.6)%       2.7%       4.8%        25.5%        0.8%       12.1%      10.7%       20.7%       3.3%
                          =========   =========   ========   ==========   =========   =========  =========   =========   =========

     The Company has experienced, and expects to continue to experience, significant fluctuations in its quarterly operating results. There can be no assurance that the Company will be profitable in any particular quarter. The Company's future quarterly operating results will depend upon a number of factors, including the demand for its products, the type and level of services purchased by its customers, the mix of sales through direct and indirect sales channels, the level of product and price competition that it encounters, the length of its sales cycles, the timing of larger customer implementations, the timing and success of sales and marketing programs, particularly direct mail campaigns, the timing and acceptance of new product introductions and product enhancements by the Company and its competitors, the timing and amount of the Company's product development programs, the mix of products and services sold, the timing of new hires, market acceptance of new products, competitive conditions in the industry and general economic conditions. The Company's expense levels are based, in significant part, on anticipated revenue trends. Because a high percentage of these expenses are relatively fixed in the short term, if revenue levels fall below expectations, the Company's operating results are likely to be materially and adversely affected. Historically, the Company's revenues and earnings for the first calendar quarter have been lower than those for the preceding quarter because a disproportionate number of customers purchase the Company's products in the fourth calendar quarter in anticipation of the close of their own fiscal years and the ensuing tax season. In addition, margins in the first calendar quarter have historically been lower due to the shipment by the Company of large numbers of annual software updates in that quarter, reflecting regulatory changes. The Company anticipates that the sales cycle for its enhanced client/server products, upon their introduction, will generally be longer than that associated with its current products. Any lengthening of the Company's sales cycle could have a material adverse effect on the Company's business, operating results and financial condition and, in particular, could contribute to significant fluctuations in operating results on a quarterly basis. As a result of these and other factors, the Company's quarterly operating results in future quarters are subject to variation, and the Company believes that quarter-to-quarter comparisons of its operating results are not necessarily meaningful and should not be relied upon as an indication of future performance. In addition, due to all the foregoing factors, the Company's operating results in future periods may be below the expectations of securities analysts and investors. In that event, the market price of the Company's Common Stock would likely be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

     The Company funds its operations through cash provided by operations. The Company had cash and cash equivalents of $7.4 million at June 30, 1997.

     For fiscal 1997 and the three months ended June 30, 1997, net cash provided by operating activities was $12.3 million and $2.3 million, respectively. In fiscal 1997, net cash provided by operating activities consisted primarily of net income, deferred maintenance and services revenue and increased collections of accounts receivable. In the three months ended June 30, 1997, cash provided by operating activities consisted primarily of net income, deferred maintenance and services revenue, offset by an increased accounts receivable balance and by an increase in prepaid expenses. As a result of the licensing of the Company's MYOB product line in May 1996, the Company's inventory and accounts receivable have generally decreased in relation to total revenue. The MYOB product line was typically sold through a retail distribution channel that necessitated higher levels of inventory to support a lower revenue base and generally had longer payment terms than are typically extended to customers for the Company's other product lines. Consequently, accounts receivable and inventory decreased from fiscal 1996 to fiscal 1997, notwithstanding the increase in the Company's revenue. The Company's accounts receivable increased from March 31, 1997 to June 30, 1997, principally due to increased revenues in the month of June.

     The Company, on a monthly basis, makes an overall assessment of the required allowance for uncollectible accounts, product returns and credits. Historically, additions to the allowance have primarily been made for estimated product returns and credits, which are recorded as a reduction of revenue. The allowance for uncollectible accounts increased at the end of fiscal 1996 as a result of the release of a new MYOB product version late in that fiscal year. The MYOB product line was subsequently licensed in fiscal 1997 and actual related returns and credits were charged against the previously established allowance. For the three months ended June 30, 1997, the Company's allowance for uncollectible accounts was increased principally as a result of the approximate $1.8 million increase in accounts receivable from the end of the previous quarter. The Company's allowance for uncollectible accounts as a percentage of gross accounts receivable was 27.2%, 28.2% and 28.3% as of the end of fiscal 1996, fiscal 1997 and June 30, 1997, respectively.

     Net cash used in investing activities for fiscal 1997 and for the three months ended June 30, 1997 was $1.1 million and $150,000, respectively. In both periods, net cash used in investing activities was used primarily for the purchase of property and equipment. Although the Company does not currently have any material identifiable commitments for capital expenditures, the Company expects to continue to invest in the acquisition of property and equipment in the ordinary course of its business. The Company does not have any material commitments related to its royalty obligations arising from licenses of certain products and technologies used in the Company's products.

     Net cash used in financing activities for fiscal 1997 and the three months ended June 30, 1997 was $5.9 million and $8.1 million, respectively. During fiscal 1997, the principal use of cash was the payment of a dividend and the repayment of a note. During the three months ended June 30, 1997, the principal use of cash was the payment of dividends totaling $7.6 million.

     The Company believes that the net proceeds from this offering and cash generated from operations will be sufficient to fund its operations for at least the next 12 months.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     The American Institute of Certified Public Accountants approved for exposure a draft Statement of Position that would supersede Statement of Position 91-1, Software Revenue Recognition. If approved, the new Statement of Position would have to be implemented for fiscal years beginning after December 15, 1997. The Company believes that the proposed changes would not have a material financial impact on the Company.

     In March 1997, the Financial Accounting Board issued Statement No. 128, "Earnings Per Share" ("SFAS No. 128"). SFAS No. 128 is effective for financial statements issued after December 15, 1997. Under SFAS No. 128, the presentation of primary earnings per share is replaced with basic earnings per share. See
Note 1 of Notes to Consolidated Financial Statements.

                                    BUSINESS

     The Company is a leading provider of asset, human resources and payroll management software solutions for middle market businesses. The Company's feature-rich, cost-effective solutions are easy to implement and enhance productivity by automating management, compliance and reporting functions in areas of specialized expertise that entail complex and frequently changing laws and regulations. The Company's solutions have been designed to complement core accounting systems and are scaleable from stand-alone desktop applications running on personal computers to multi-user work group and client/server programs designed for use on personal computer local area networks. As of June 30, 1997, the Company had over 40,000 licensed customer locations, representing approximately 115,000 licensed seats. In addition to revenue from product licenses, the Company derives significant recurring revenue from maintenance and support agreements. The Company reaches its large customer base and target market through a multi-channel sales and marketing strategy that includes its network of value-added resellers, accounting firms and consultants ("Business Partners"), a direct-response telesales operation, strategic marketing alliances and a direct sales organization.

INDUSTRY BACKGROUND

     Increased competitive pressures and rapidly changing market conditions are continually challenging businesses of all sizes to enhance profitability by improving operating efficiencies and implementing better cost controls. Businesses are increasingly relying on technological advancements to achieve these goals. In particular, businesses are utilizing the wide availability of affordable computing solutions to automate many of their core accounting and operational functions. As a result, many businesses are dedicating substantial resources to automating and streamlining the processes associated with several key functions, including asset, human resources and payroll management. Automating and streamlining these functions results in improved efficiencies from better utilization of assets, a reduction in associated losses and expenses (including insurance and taxes) and more precise accounting and reporting. In the human resources area, businesses can achieve efficiencies by streamlining the input and management of personnel and payroll information and by providing improved access to such information across the organization.

     Effective management of asset, human resources and payroll functions requires highly specialized expertise and the ability to remain abreast of frequently changing regulatory requirements. In the asset management area, these include complex tax and accounting regulations governing the application of numerous depreciation calculations, as well as a variety of regulatory requirements that affect many aspects of a business' asset management function. Compliance with these regulations requires comprehensive tracking of fixed assets, compilation of detailed historical data and accurate, timely reporting. Similarly, the efficient utilization of human resources information and compliance with various laws and regulations, such as equal employment opportunity laws and the Americans with Disabilities Act, requires human resources managers to accurately compile, retain and report large amounts of personnel data and statistics. These include information on hiring and recruitment, training, evaluation and promotion of employees. In addition, under Federal and state tax regulations employers must implement frequently changing withholding taxes and other payroll taxes for employees and must accurately report such payments to tax authorities.

     Core accounting software generally does not provide adequate management, compliance and reporting functions in areas of specialized expertise, such as asset, human resources and payroll management. As a result, many businesses are relegated to the use of less than optimal solutions such as spreadsheet-based techniques and manual processes, which can be time-consuming and inaccurate, mainframe or minicomputer-based solutions or in-house software development, which are often expensive and can be difficult to implement, or third-party outsourcing, which can be inflexible and expensive and over which the customer has limited control.

     The Company believes that the need for asset, human resources and payroll management software solutions is particularly acute in the middle market, which generally consists of businesses with

$1 million to $250 million in revenues and ten to 2,500 employees. Although many middle market businesses have formal information technology ("IT") departments, such businesses generally have fewer IT resources than larger companies. Middle market businesses are also less likely to have dedicated, in-house personnel with specialized substantive expertise in asset, human resources and payroll management. In addition, the middle market is characterized by changing software technologies as businesses take advantage of developments in technology to increase competitiveness. While many middle market businesses perform accounting and other financial management functions on stand-alone personal computers or multi-user networks that support Windows NT and/or Novell environments, increasingly these businesses have begun to adopt client/server architectures, such as those based on Microsoft SQL Server. For all of these reasons, middle market businesses require highly functional, cost-effective software solutions that can be easily and rapidly implemented, are easy to learn and use, can scale to accommodate evolving software technology preferences and are reinforced by an extensive support capability.

THE BEST SOLUTION

     The Company is a leading provider of asset, human resources and payroll management software solutions. The Company's FAS and Abra product lines provide comprehensive functionality in a cost-effective and easy-to-implement manner and integrate with many leading core accounting systems. Numerous accounting firms, including four of the Big Six, use the Company's solutions internally and the Company regularly receives customer referrals from offices of the Big Six and other accounting firms. The Company has formal and informal marketing alliances with approximately 20 core accounting and other industry-specific software vendors, including Great Plains Software, Inc., Platinum Software Corporation, Scala North America, Inc. and State of the Art, Inc.

     The Company's solutions are designed to offer the following benefits to its customers:

     Comprehensive Functionality. The Company's software solutions are designed to provide comprehensive functionality for asset, human resources and payroll management and are tailored to the needs of middle market businesses. Specific features of the Company's products include sophisticated depreciation calculations, extensive management capabilities, tax reporting, tax form preparation, payroll processing, employee tracking and employee cost and productivity analyses. As a result, the Company's customers are able to manage assets, human resources and payroll more efficiently across their organizations.

     Cost-Effective and Easy to Implement and Use. The Company designs its products to provide, at prices affordable to middle market businesses, a feature set competitive with much higher priced software solutions. The Company believes its solutions offer performance features more typical of those provided by higher-priced mainframe and minicomputer systems or third-party service providers. Because middle market businesses typically have limited IT resources, the Company also designs its products, which are based on the Windows interface standard, to be easy to install, implement and use. Typically, the Company's solutions can be installed in a matter of hours.

     Highly Specialized Expertise. The Company employs 12 Certified Public Accountants and 12 Certified Payroll Professionals in the sales and marketing, research and development and technical support and services functions and has gained significant expertise over more than a decade in the development of asset, human resources and payroll management solutions. The Company believes this highly specialized expertise gives it the ability to assess and anticipate customer needs and to develop the functionalities required by its customers. This expertise allows the Company to update program content regularly as required to accommodate legislative and regulatory developments.

     Improved Efficiency and Reduced Costs. The Company believes that its solutions provide significant cost savings opportunities for its customers through improved productivity and control. By facilitating asset management, the Company's FAS product line permits customers to improve the efficiency of asset tracking and control, depreciation calculation, report generation and tax return preparation to reduce losses and expenses (such as insurance and taxes) and to ensure precise accounting and reporting of fixed assets. The Company's Abra product line automates the tracking of employee and benefit information, recruiting and training, thereby significantly reducing the time required to complete these functions. In addition, by allowing its customers to bring their payroll functions in-house, the Company's Abra Payroll for Windows product reduces or eliminates reliance on expensive third-party service providers, thereby increasing the customer's control of the payroll process.

     Extensive Service and Support. Due to the sophisticated tax, accounting and regulatory content of its products, the Company offers extensive substantive technical support and training to its customers. The Company supports its FAS and Abra product lines through its SupportPlus program which provides customers with software updates and unlimited telephone support by the Company's technical support staff. The Company fielded over 270,000 telephone technical support inquiries in fiscal 1997, many of which involved questions concerning asset, human resources or payroll management, and provides frequent seminars on topics ranging from basic operation to advanced technical subjects. The Company also provides systems integration and implementation support both directly and through its Business Partners and uses its Web sites for dissemination of product information, technical support and feedback from customers and Business Partners.

     Compatibility with Leading Technologies and Leading Core Accounting Solutions. The Company has focused on maintaining the compatibility of its products with leading technologies. In particular, the Company's products are optimized to operate with Microsoft technologies. The Company's products support Microsoft operating systems, including Windows 95 and Windows NT. New products are presently being developed to utilize many of the technologies found in the Microsoft BackOffice suite, including SQL Server, Internet Information Server, Active Server, Front Page and Visual Basic 5.0. The Company believes that the use of these industry-standard development tools and technologies reflects the current market preferences of its customers. The Company intends to continue to develop solutions that will be compatible with future developments in Microsoft technology. The Company also designs its products to integrate with many leading third-party core accounting software solutions.

STRATEGY

     The Company's objective is to extend its leadership position in the asset, human resources and payroll management software solutions market and to develop a range of other specialized and complementary solutions in order to provide its customers with an integrated suite of products. The Company believes that by supplying such solutions, it can serve as a single vendor offering customers benefits such as bundled price incentives and comprehensive support, while increasing its per customer average sales prices. The Company's strategy incorporates the following key elements:

     Offer Wide Range of Solutions. The Company seeks to position itself with senior middle market decision makers as a "one stop" provider of software solutions that complement its customers' core accounting systems. To further this strategy, the Company intends not only to provide additional products in the asset, human resources and payroll areas for existing or developing technology platforms, but also to expand its product offerings by developing, sublicensing and/or acquiring new products. For example, the Company is currently developing a new software product designed to automate the corporate budgeting process and a recruiting tool enabling customers to place help-wanted advertisements on most major Web employment bulletin boards.

     Leverage Specialized Expertise. The Company intends to continue to leverage its specialized expertise in the asset, human resources and payroll management areas to provide comprehensive software solutions to its customers. The Company believes its in-depth understanding of complex and frequently changing regulatory requirements and its knowledge of specialized customer requirements differentiate it from competitors and provide a significant advantage as it competes for middle market customers. The Company has formal and informal marketing alliances with approximately 20 core accounting and other industry-specific software vendors who, in order to enhance the versatility of their own systems, offer one or more of the Company's products as an integrated application or add- on module for their own products. A number of these vendors have elected to discontinue their own development of competing products and to rely instead on the Company's specialized expertise as a developer of asset, human resources and payroll management solutions.

     Leverage Large Existing Customer Base. The Company believes that its large existing customer base of over 40,000 licensed customer locations represents a significant potential market for future sales of its products. The Company seeks to leverage its strong market position by selling its new products to existing customers and cross-selling its products to multiple offices, divisions and departments of a customer's organization. The Company's customer base represents a growth opportunity as those customers who are currently using the Company's desktop and work group solutions migrate from DOS to Windows environments and from individual or networked personal computers to client/server environments.

     Employ Multi-Channel Sales and Marketing. The Company intends to continue to employ a variety of sales and marketing channels, including its network of Business Partners, a direct-response telesales operation, strategic marketing alliances and its direct sales organization. The Company believes this diversity of sales and marketing channels permits it to distribute its products to target markets in the most efficient and effective manner, while reducing reliance on any single channel. The Company has begun marketing certain of its products in Canada and intends to expand international distribution of its products as they are adapted for local requirements in other countries.

     Provide Comprehensive Customer Service and Support. The Company intends to continue to place emphasis on providing quality service and technical support to its customers. The Company believes that offering comprehensive service and support is important to customer satisfaction and provides a significant opportunity for the Company to differentiate itself from competitors. The Company expects to continue to derive a significant portion of its revenue from technical support and from training and consulting services. The Company has recently established a consulting services team to perform installation and customization services for large national customers.

     Extend Solutions to Emerging Technology Platforms. The Company's design strategy is to make its solutions available on a variety of platforms to meet its customers' evolving needs as they adopt new technologies. For example, in response to customers' migration to 32-bit client/server architectures, the Company has begun development of enhanced client/server versions of its products. Employing technologies found in Microsoft BackOffice, including SQL Server, Internet Information Server, Active Server, Front Page and Visual Basic 5.0, as well as ActiveX development tools, the Company believes the introduction of its enhanced client/server products will enable it to address the growing demand for the extension of its applications throughout the enterprise.

     The Company believes that its large existing customer base of over 40,000 licensed customer locations represents a significant potential market for such products. The Company seeks to leverage its strong market position by selling these new products to existing customers.

PRODUCTS
     The Company's FAS and Abra product lines consist of a suite of desktop and work group solutions that provide middle market customers with cost-effective and feature-rich tools that comprehensively address their asset, human resources and payroll management needs. The Company's products operate on the Microsoft Windows operating system and employ an easy-to-use graphical user interface. The Company's products are designed to be easy to implement and typically can be installed in a matter of hours. The following table provides selected information relating to the Company's FAS and Abra product lines:

                                 FAS ASSET MANAGEMENT SOLUTIONS

                                 CURRENT VERSION  CURRENT LIST
            PRODUCT               RELEASE DATE      PRICE(1)          PRODUCT DESCRIPTION
  FAS for Windows                 April 1997         $2,795       Fixed asset management and
                                                                  depreciation
  FAS Encore                      April 1997         $3,995       Fixed asset management and
                                                                  depreciation with enhanced
                                                                  functionality
  FASTrack                        February 1997      $3,795       Asset tracking and management
                                                                  for use with bar code readers
                     ABRA HUMAN RESOURCES AND PAYROLL MANAGEMENT SOLUTIONS

                                 CURRENT VERSION  CURRENT LIST
            PRODUCT               RELEASE DATE      PRICE(1)          PRODUCT DESCRIPTION
  Abra HR for Windows             April 1997         $4,690       Human resources management and
                                                                  employee data tracking
  Abra Payroll for Windows        April 1997         $5,490       In-house payroll processing
  Abra Attendance for Windows     November 1996      $2,490       Employee attendance tracking
  Abra Applicant for Windows      April 1997         $3,890       Job applicant tracking
  Abra Recruiting Solution        April 1997         $7,590       Employee recruiting and
                                                                  applicant resume management
  Abra Train for Windows          April 1997         $2,790       Employee training management
  Abra People Manager             August 1996          $495       Human resources management for
                                                                  smaller businesses

(1) Prices shown are based on typical configurations (three network seats for the FAS products; five seats for all Abra products except Abra People Manager; one user for Abra People Manager).

  FAS ASSET MANAGEMENT PRODUCTS

     The Company's FAS asset management products automate and streamline the complex and tedious processes necessary to accurately and reliably track and account for assets, including sophisticated depreciation calculations; maintaining detailed historical data on, as well as tracking the location of, assets across the enterprise; maintaining accurate audit trails; and preparing management and tax reports and forms on demand. The Company's FAS products are highly versatile and are designed to meet the customer's specific asset management needs. These products can be integrated with many core accounting systems and are offered separately or in integrated suites. The Company supports its FAS products through the FAS SupportPlus membership program, which provides customers with all software updates and unlimited telephone support by the Company's technical support staff.

     In fiscal 1997, the Company derived approximately 57% of its total revenue from its FAS product line, including software licenses and related maintenance and support agreements and training services, for both the current Windows products and the previous generation of DOS products. As of June 30, 1997, the Company had over 28,000 licensed FAS customer locations, and had approximately 23,000 active FAS SupportPlus maintenance and support agreements.

     FAS for Windows and FAS Encore extend the functionality of core accounting systems by enabling managers to monitor, in real-time, the acquisition, transfer, depreciation and retirement of fixed assets, calculate depreciation for book and tax purposes, and track assets for maintenance and insurance purposes. FAS for Windows maintains a database of extensive information on each asset and prepares comprehensive management reports and tax reports and forms. FAS for Windows is designed to calculate asset depreciation using seven standard depreciation methods without any customization and may easily be customized for additional methodologies. FAS Encore is designed for businesses that require more rigorous asset management. FAS Encore extends the functionality of FAS for Windows with additional features such as automatic transfers and partial disposals of assets; batch reporting of asset status and activity; password security; and a built-in Crystal Reports-based report writer for creating customized reports and presentation graphics. Certain of the features included in FAS Encore are also available as add-on options for FAS for Windows.

     FASTrack is a comprehensive asset tracking solution which utilizes third-party bar code scanning and imaging technologies that enable the Company's customers to maintain complete and accurate physical inventories of assets across the enterprise and to track the location of mobile assets, conduct and reconcile physical inventories and automatically update all asset records quickly and easily in order to prevent loss of assets and the inefficiencies associated with inaccurate depreciation calculations based on obsolete inventories. FASTrack can be used on a stand-alone basis or can be seamlessly integrated with both FAS for Windows and FAS Encore.

     The Company's current FAS products are 16-bit Windows programs written in C++ that are compatible with the Windows 3.x, Windows 95 and Windows NT environments. These products operate with an SQL-standard database. FASTrack supports multiple bar code readers, including those from Intermec Corporation and Symbol Technologies, Inc., along with a wide range of bar code labels.

  ABRA HUMAN RESOURCES AND PAYROLL MANAGEMENT PRODUCTS

     The Company's Abra human resources and payroll management products provide a comprehensive solution for the management of the human resources functions. The Company's Abra human resources products integrate human resource, payroll, recruitment and training data into a single database. As a result, the Company's Abra products enable businesses to more quickly and easily access and update employee data, current job and pay information, job and pay history, salary and performance reviews, employee benefits data, workers' compensation information, and education and training data. These products can be integrated with many core accounting systems and are offered separately or in integrated suites. The Company supports its Abra products through the Abra

SupportPlus membership program, which provides customers with all software updates and unlimited telephone support by the Company's technical support staff.

     In fiscal 1997, the Company derived approximately 38% of its total revenue from its Abra product line, including software products, maintenance and support agreements, and training and consulting services, for both Windows and DOS customers. As of June 30, 1997, the Company had over 12,000 licensed Abra customer locations. In addition, the Company had approximately 24,000 active Abra SupportPlus maintenance and support agreements, which in certain cases reflect the purchase of multiple maintenance and support agreements by single Abra customers.

     Abra HR for Windows automates the human resources function, enabling businesses to more quickly and easily maintain and update employee and benefit information, including employee profiles, current and historic compensation information, education and employment history, skill set records, medical benefits and savings plan enrollment eligibility data, and performance reviews. Utilizing a variety of built-in reports, Abra HR for Windows also enables businesses to instantaneously prepare cost analyses, summaries of employee productivity and regulatory reports, including reports under affirmative action, health and safety, workers' compensation and immigration regulations. In addition, Abra HR for Windows can be easily customized to meet other unique reporting requirements of a business.

     Abra Payroll for Windows is an in-house payroll solution that enables businesses to meet their payroll needs more cost-effectively than by utilizing third-party service providers. Abra Payroll also provides secure, real-time access to payroll data and enables users to comply with Federal and state tax and withholding requirements more easily and efficiently, including preparation of Forms W-2, 1099 and 941. The product also includes direct deposit capabilities and electronic tax filing capabilities and interfaces with many popular general ledger programs.

     Abra Attendance for Windows tracks employee absences and leave accruals with built-in features that enable businesses to define absence codes, handle Family and Medical Leave Act compliance, and manage accruals and carryovers. Abra Attendance for Windows enables businesses to create an array of attendance plans for any employee using different seniority, accrual and carryover rules. Abra Attendance for Windows integrates with Abra Payroll for Windows to provide updates of vacation and other balances on employee pay stubs.

     Abra Recruiting Solution is an integrated resume scanning and applicant tracking software product, consisting of Abra Resume Scan and Abra Applicant. Using the Abra Recruiting Solution, businesses can easily scan, organize and evaluate incoming resumes, as well as search and review stored resumes electronically to find appropriate job candidates. Abra Applicant automates the labor-intensive process of sorting resumes and selecting candidates and enables businesses to more easily and efficiently match job applicants' key skills, experience and educational background with their specific needs. In addition, Abra Applicant maintains easy-to-access information relating to candidate interview status and the interviewers' comments and includes numerous easy-to-use forms of correspondence, including acknowledgment, invitation, offer and rejection letters.

     Abra Train for Windows is a skill-based training management solution that allows businesses to automate the tracking of employee training requirements and history, the scheduling and management of courses and certifications and the evaluation of the effectiveness of such initiatives.

     Abra People Manager is designed specifically for smaller organizations that do not have a dedicated human resources staff. The program consolidates critical personnel information into one database on a personal computer and offers the option to review and generate reports on such information. Abra People Manager utilizes a Microsoft Access database, giving it a high degree of integration with the Microsoft Office suite of products.

     The Company's Abra products are 16-bit Windows programs and are compatible with the Windows 3.x and Windows 95 environments. With the exception of Abra People Manager, which is written using Microsoft Visual Basic, all of the Abra products are written using Microsoft Visual FoxPro, an object-oriented environment and data management tool.

PRODUCT DEVELOPMENT

     The Company intends to continue to develop its products to meet identified market needs for applications that complement core accounting software systems and to address the evolving technology needs of its customers. The Company's current product development efforts are focused primarily on (i) developing enhanced client/server versions of its existing products, (ii) completing development of a number of new products and (iii) creating links for certain of the Company's products with additional third-party core accounting systems and with other industry-specific applications.

     In order to strengthen its role as a leading provider of specialized software solutions as its customers move from work group to client/server environments, the Company is developing enhanced client/server versions of its primary existing asset, human resources and payroll management products. These products will employ technologies such as Microsoft Windows NT and Microsoft BackOffice, as well as ActiveX development tools. The Company believes that enhanced client/server technology will allow wider use of the Company's products throughout a customer's enterprise. For example, enhanced client/server versions of the Company's human resources and payroll management products are being designed to facilitate employee self service, in which the employee will have access to his or her own human resources data, with additional levels of access for the employee's manager, the human resources manager and the payroll administrator, all through a corporate Intranet. While traditional human resources and payroll management systems require that record modifications be initiated by the human resources and payroll staffs, this new workforce management system will be designed to permit data to be captured and records to be modified at various sources. The Company believes that this will improve the efficiency and lower the costs related to its customers' human resources function, particularly in larger organizations.

     The Company intends to continue to identify market opportunities for new product offerings that will complement its customers' core accounting systems. For example, the Company is currently developing a software product designed to automate the corporate budgeting process. Like the Company's current products, this new budgeting product will be designed to function as a stand-alone system or to integrate with core accounting systems. The Company is also developing a recruiting tool that will enable customers to place help-wanted advertisements on most major Web employment bulletin boards.

     The Company is also focusing product development efforts on creating links to allow for integration of its products with third-party core accounting and reporting applications that are not currently compatible with the Company's solutions. In addition, the Company is working to develop solutions that will integrate and link its asset management products with complementary third-party asset management products in industry-specific areas, such as sales tax, property tax and inventory management.

TECHNICAL SUPPORT AND SERVICES

     The Company believes that offering quality service and support is strategic to its overall business objectives and provides the Company with a significant opportunity to differentiate itself from competitors. The Company offers its customers maintenance and technical support through its SupportPlus membership programs, and also offers training and consulting services. The Company derives a significant portion of it revenue from maintenance and support services. As of June 30, 1997, the Company employed 66 persons in technical support and services functions.

     The Company's SupportPlus membership program provides customers expert telephone support for FAS and Abra products, software updates to reflect tax law and government regulatory changes, feature enhancements, newsletter subscriptions, unlimited access to the Company's support center on the Web and special discounts on new products and services. In each of fiscal 1996 and 1997, approximately 85% of the Company's customers purchased maintenance and support agreements in connection with their initial licenses of Company products. During each of these fiscal years, the Company achieved annual renewal rates for its maintenance and support agreements, which typically have a one-year term, of approximately 80%. The Company's telephone support organization provides extensive product support to customers, including assistance in connection with implementation, systems operation and regulatory compliance. The Company's telephone support organization fielded over 270,000 calls in fiscal 1997.

     In addition to technical support, the Company offers its customers the option to attend training seminars covering the use of the Company's solutions as well as a comprehensive nationwide seminar series featuring basic through advanced interactive product training. Many of these seminars offer professional education credits. The Company also offers on-site training at client facilities. In certain circumstances, the Company's Business Partners provide training and implementation services directly to their customers.

     The Company is in the process of expanding its consulting services operation, which provides installation, training, data conversion, implementation and other consulting services. The Company believes this consulting services operation will become increasingly important as it introduces its enhanced client/server products in the future.

SALES AND MARKETING

     The Company employs a multi-channel sales and marketing strategy utilizing four primary channels: Business Partners, a direct-response telesales operation, strategic marketing alliances and its direct sales organization. The Company believes that this diverse sales and marketing strategy allows it to reach its target markets in the most efficient and effective manner and reduces reliance on any single distribution channel. The Company supports its multi-channel sales and marketing strategy through national advertising in key financial and business publications, sponsorship of promotional events for customers and Business Partners and participation in trade shows and conferences. The Company also uses its Web sites to provide information about Company products and to reinforce the Company's brand image, as well as to support its sales channels. As of June 30, 1997, the Company employed 99 persons in sales and marketing.

     Business Partners. The Business Partner channel consists of (i) Big Six and other accounting firms and accounting, human resources and payroll management consultants and professionals ("professional referral partners") and
(ii) value-added resellers of core accounting and other business software solutions ("VARs"). The Company believes that its Business Partners have significant influence over product choices by customers and that its relationships with its Business Partners are an essential element in its sales and marketing efforts.

     The Company's professional referral partners recommend the Company's solutions to assist their clients in addressing asset, human resources and payroll management needs. Because they typically are closely involved with middle market businesses on a day-to-day basis, the Company's professional referral partners are well-positioned to understand customer requirements and make appropriate product recommendations. The Company believes that product recommendations from accounting firms that have licensed the Company's solutions for their internal use are particularly effective. The Company has entered into national licensing relationships with four of the Big Six accounting firms and has sold local licenses to approximately 3,000 national, regional and local accounting firm locations. Use of the Company's solutions by clients of these firms creates efficiencies for both the clients and the accounting firms in the transmission and processing of asset, human resources and payroll data and frees the accounting firm to focus more on providing business management and other higher value services.

     VARs are independent sales organizations that market and resell the Company's products and often offer training and local installation, implementation and customization services. VARs typically have specialized experience in financial or human resources areas, and in many cases focus on selling to middle market businesses. VARs market the Company's solutions through their own contacts and to sales leads supplied by the Company. The Company requires VARs to undergo prescribed training and certification procedures before being authorized to sell and implement certain of the Company's software solutions. As of June 30, 1997, the Company was affiliated with over 150 certified VARs.

     Direct-Response Telesales. The Company solicits new customers for its products through periodic targeted mailings to its prospects. Utilizing its proprietary database of more than 300,000 potential new customer business names and other available mailing lists, the Company distributed over 2.8 million pieces of direct mail relating to its product lines in fiscal 1997. Such mailings, as well as targeted advertising, generate interest from potential customers by stressing the cost-effectiveness and functionality of the Company's products, ongoing changes in government regulations and the support and service provided by the Company. Responses from potential customers are entered into the Company's automated lead-tracking system. Once the information or a trial product has been delivered to the potential customer, follow-up calls are made until the customer decides whether or not to purchase the product.

     Strategic Marketing Alliances. The Company currently has formal and informal strategic marketing alliances with over 20 leading core accounting and other industry-specific software vendors. These alliances permit these software vendors to incorporate the Company's products as specialized integrated applications or add-on modules to enhance their product offerings. These alliances benefit the Company by creating an additional sales channel and by providing a strong recommendation of its products by leading software vendors. The Company's strategic marketing alliance partners currently include Great Plains Software, Inc., Platinum Software Corporation, Scala North America, Inc. and State of the Art, Inc.

     Direct Sales. The Company has a direct sales force that currently markets the Company's products to larger middle market customers and national accounts. As of June 30, 1997, the Company's direct sales force consisted of seven persons, located at the Company's offices in Reston, Virginia and St. Petersburg, Florida and other locations. In addition to marketing the Company's products to new customers, this channel leverages the Company's broad installed customer base to sell additional products to divisions or branches of existing customers.

CUSTOMERS

     The Company's FAS asset management products are targeted primarily to the asset manager, tax accountant, corporate controller and chief financial officer of middle market businesses and to accounting firms that typically use the software to perform fixed asset management services for their customers. The Company's Abra human resources and payroll management products are targeted primarily to the human resources manager, corporate controller and chief financial officer of middle market businesses.

     The Company has licensed its products to over 40,000 customer locations in a wide variety of industries and organizations. No one customer accounted for more than 1% of the Company's total revenue in fiscal 1997.

RESEARCH AND DEVELOPMENT

     The Company's research and development staff combines tax, accounting and asset, and human resources management expertise with programming skills. As of June 30, 1997, the Company had 62 full-time software development personnel (or 22% of the total employee base) with expertise in Windows, Windows NT, client/server and/or Internet environments. Of these developers, five are Certified Public Accountants and seven are Certified Payroll Professionals. In fiscal 1995, 1996 and 1997 and the three months ended June 30, 1997, the Company incurred approximately $5.7 million, $7.4 million, $6.1 million and $2.0 million, respectively, in research and development expenses.

     The development and updating of asset, human resources and payroll management software that incorporates complex regulations demands a rigorous development cycle that is mandated by the ongoing adoption of new laws, regulations and forms by Federal, state and local governments and other regulatory agencies, as well as the uncertain timing of these changes and releases. The Company has a team of software developers who are experienced in this development and updating process and the Company has created a set of proprietary development tools that simplify the process of producing updates and annual versions of the Company's products within required time frames.

INTELLECTUAL PROPERTY RIGHTS AND LICENSES

     The Company generally does not execute licenses with its customers but instead seeks to protect its software and other intellectual property through a combination of trade secret, copyright and trademark law, confidentiality agreements and contractual restrictions on copying and disclosure contained in its "shrink wrap" licenses and nondisclosure agreements with its employees and contractors. The Company provides its products to customers on a "right-to-use" basis under non-exclusive shrink wrap licenses, which generally are nontransferable and have a perpetual term. The license agreements generally provide that the software is provided "as is" without warranty of any kind.

     Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult and, while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem, particularly in international markets and as a result of the growing use of the Internet. The Company's shrink wrap licenses are not signed by licensees and, therefore, it is possible that such licenses may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's products and technologies.

     The Company is not aware that any of its products, trademarks or other proprietary rights infringe the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to current or future products. As the number of software products in the industry increases and the functionality of these products further overlap, the Company believes that software developers may become increasingly subject to infringement claims. Any such claims, with or without merit, can be time-consuming and expensive to defend, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty agreements, if required, may not be available on terms acceptable to the Company, or at all, which could have a material adverse effect on the Company's business, operating results and financial condition.

COMPETITION

     The market for the Company's products is highly competitive. Although the Company is not aware of any competitor which competes with it across all of its product lines, a variety of companies currently offer products that compete with one or more of the Company's product lines. In addition, as the Company targets new markets and introduces new product lines, it expects to encounter competition from additional competitors. The Company's products compete primarily on the basis of product features and functions, product quality and reliability, timeliness of product release and updating, ease of use, brand recognition, quality of customer support, price and product line breadth. The Company believes that its products generally compete effectively with respect to these factors.

     The Company faces different competitors for each of its product lines. The Company's asset management products compete principally with products offered by the Bureau of National Affairs, Inc. in the single-user and work group environments, and the Company anticipates that its enhanced client/server products, when introduced, will compete with products offered by PeopleSoft, Inc., Oracle Corporation and others. The Company's human resources and payroll management products compete primarily with Spectrum Human Resources Corporation, Human Resources Microsystems and Ceridian Corporation (FLX) in the single-user and work group environment, and the Company anticipates that its enhanced client/server human resources and payroll products, when introduced, will compete with products offered by PeopleSoft, Inc., Ultimate Software Group, Inc. and SAP AG in the client/server environment. The Company's human resources and payroll management products also compete with payroll service bureaus, such as ADP, Inc. and Paychex, Inc., and with in-house management information systems staffs. Several of the Company's competitors or potential competitors have significantly greater financial, technical and marketing resources than the Company. See "Risk Factors -- Compensation."

FACILITIES

     The Company's corporate headquarters, including its principal administrative, product development, product management, technical support, and sales and marketing operations, are located in 39,000 square feet of office space in a building located in Reston, Virginia. The Company occupies the space under leases expiring on February 28, 2002, subject to the Company's right to extend the term by two years for part of the space, and by two or five years for the remainder of the space. The Company's Abra Software, Inc. subsidiary leases 26,000 square feet of office space in St. Petersburg, Florida, under a lease that expires in December 1997. The Company also leases space in Palo Alto, California, McLean, Virginia and Burlington, Ontario, Canada. Total lease payments for the Company's facilities were approximately $1.0 million in fiscal 1997. The Company believes that its existing facilities are suitable and adequate for its present needs and that suitable additional space will be available as needed to accommodate any expansion of operations.

EMPLOYEES

     As of June 30, 1997, the Company had 283 full-time employees, including 62 employees primarily engaged in research and development, 66 in technical support and services, 99 in sales and marketing, and 56 in operations, finance and administration.

LEGAL PROCEEDINGS

     From time to time, the Company is involved in litigation relating to claims arising out of its operation in the normal course of business. The Company is not currently a party to any legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Executive officers and directors of the Company, and their ages as of June 30, 1997, are as follows:

                NAME                    AGE                        POSITION
- -------------------------------------   ---    ------------------------------------------------
James F. Petersen (1)................   53     Chairman of the Board of Directors
Timothy A. Davenport (1).............   41     President, Chief Executive Officer and Director
David N. Bosserman...................   40     Executive Vice President, Chief Financial
                                               Officer and Treasurer
David L.G. Horn......................   40     Vice President, FAS Products Group
James F. Foster......................   44     President, Abra Software, Inc.
Robert H. Skinner....................   45     Senior Vice President, Sales
Elaine Kelly.........................   33     Vice President, Marketing
Herbert R. Brinberg (1)(2)(3)........   71     Director
Peter V. Del Presto (4)..............   46     Retiring Director
Richard A. Lefebvre (2)..............   50     Director
John H. Martinson (1)(2)(3)..........   49     Director

- ---------------

(1) Member of the Compensation and Finance Committee

(2) Member of the Option Committee

(3) Member of the Audit Committee

(4) Mr. Del Presto will resign upon the closing of this offering

     James F. Petersen co-founded the Company in 1982 and has served as the Company's Chairman of the Board since its inception. He served as President and Chief Executive Officer of the Company from 1982 to June 1995. Before founding the Company, Mr. Petersen was Vice President and Treasurer of Aspen Systems Corporation, an electronic information and publishing company.

     Timothy A. Davenport was appointed President, Chief Executive Officer and a director of the Company in June 1995. From March 1987 to June 1995, Mr. Davenport served as Vice President, Developer Tools Group, and Vice President, Graphics Division, for Lotus Development Corporation ("Lotus"), a computer software company that markets and develops productivity and work group applications. Prior to joining Lotus, Mr. Davenport was employed from March 1985 to March 1987 as Vice President of Product Marketing for Decision Resources, a division of Ashton-Tate Corporation, a company that developed business graphics applications.

     David N. Bosserman has served as the Company's Executive Vice President, Chief Financial Officer and Treasurer since October 1996. Previously, he served as the Company's Vice President, Corporate Finance from June 1993 to September 1996, and Director, Finance and Operations from May 1992 to May 1993. From January 1985 to May 1992, Mr. Bosserman served in various positions, leading to Senior Manager, at Deloitte & Touche.

     David L.G. Horn has served as the Company's Vice President, FAS Products Group since February 1996. He joined the Company in October 1995 as the Company's Vice President, FAS Product Management. From February 1984 to October 1995, Mr. Horn was employed by Hewlett-Packard Co., a manufacturer of electronic products, in various capacities, most recently as Future Products Manager for its office products division.

     James F. Foster became President of Abra Software, Inc., a wholly owned subsidiary of the Company ("Abra Software"), in April 1993. From September 1992 until April 1993, Mr. Foster served as Chief Operating Officer of Abra Software. Prior to joining Abra Software, Mr. Foster was employed from July 1984 to September 1992 by Dun & Bradstreet Software Services, Inc., a business application software provider, where he held a number of positions in the human resources software area, most recently as Director of Sales and Marketing for the personal computer human resources division.

     Robert H. Skinner has served as Senior Vice President, Sales since April 1996. Previously, he served as the Company's Vice President of Sales and Marketing for FAS from April 1995 to April 1996, and as Director of Sales from June 1992 to April 1995. From December 1982 to June 1992, Mr. Skinner served as Vice President of Sales and Marketing for Trinet, Inc., a business information marketing company.

     Elaine Kelly has served as Vice President, Marketing since September 1996. From October 1993 to September 1996, Ms. Kelly served as a Director of Marketing. From October 1990 until October 1993, Ms. Kelley served as Marketing Manager of the Company. From July 1988 to September 1990, Ms. Kelly served as manager of Marketing Services for Netron Inc., a Canadian software company.

     Herbert R. Brinberg has served as a director of the Company since 1990. Since 1990, Dr. Brinberg has served as the President of Parnassus Associates International, a company that assists organizations with information and technology management. From 1978 to 1990, Dr. Brinberg was President and Chief Executive Officer of Wolters Kluwer U.S. Corporation, an international publishing company. Dr. Brinberg also serves as a director of K&F Industries, Inc., a manufacturer of airplane parts and supplies.

     Peter V. Del Presto became a director of the Company in 1993. He has served as a Vice President of PNC Bank Corp., a bank holding company, since 1985. He also serves as a Vice President of PNC Equity Management Corp. and PNC Capital Corp. ("PNC"), affiliates of PNC Bank Corp. PNC is a shareholder of the Company. Mr. Del Presto has tendered his resignation as a director of the Company, effective as of the closing of this offering.

     Richard A. Lefebvre became a director of the Company in February 1996. He currently serves as Chairman of Axent Technologies, Inc. ("Axent"), a provider of enterprise-wide information security solutions, a position he has held since January 1989. From January 1989 through July 1997, he also served as President and Chief Executive Officer of Axent. Prior to joining Axent, Mr. Lefebvre was Chief Operating Officer at Sage Software, Inc. (now InterSolv Inc.), a computer software company, from May 1987 to December 1988. He currently serves on the boards of Axent and Sylvon Software, Inc., a software, consulting and training firm.

     John H. Martinson has served as a director of the Company since 1988. Since 1986, Mr. Martinson has been a general partner of Edison Partners, L.P., which is the general partner of Edison Venture Fund, L.P. ("Edison"), a venture capital partnership and a shareholder of the Company. Mr. Martinson is a director of Dendrite International Inc. and Nobel Education Dynamics, Inc. He is a director of the National Venture Capital Association and Chairman of the New Jersey Technology Council.

     Officers of the Company serve at the pleasure of the Board of Directors. See "-- Employment Agreements."

COMPOSITION OF THE BOARD OF DIRECTORS

     The Board of Directors is divided into three classes, each of whose members serve for a staggered three-year term. The Board consists of two Class I Directors (Messrs. Petersen and Martinson), three Class II Directors (Dr. Brinberg and Messrs. Del Presto and Davenport) and two Class III Directors (Mr. Lefebvre and a vacancy). At each annual meeting of shareholders, the number of directors in the applicable class are elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I Directors, Class II Directors and Class III Directors will expire upon the election and qualification of successor directors at the annual meeting of shareholders held in calendar years 1999, 1997 and 1998, respectively. Dr. Brinberg and Messrs. Del Presto and Davenport have been nominated by the Board of Directors for re-election at the 1997 annual shareholders meeting scheduled for September 1997. Mr. Del Presto has tendered his resignation as a director of the Company, effective as of the closing of this offering.

     Pursuant to a 1995 shareholders voting agreement (the "Voting Agreement") between Mr. Petersen and Edison, Edison agreed to vote its shares in favor of Mr. Petersen's election as a director as well as for the election of a nominee put forward by Mr. Petersen. The Voting Agreement will terminate upon the closing of this offering.

     Mr. Davenport was appointed to the Board as a condition of his employment. See "-- Employment Agreements."

BOARD COMMITTEES

     The Board of Directors has appointed a Compensation and Finance Committee, consisting of Messrs. Petersen, Davenport and Martinson and Dr. Brinberg, which establishes the compensation of officers of the Company. The Company also has an Option Committee, consisting of Messrs. Martinson and Lefebvre and Dr. Brinberg, which administers the Company's stock plans. The Board of Directors has also appointed an Audit Committee, consisting of Mr. Martinson and Dr. Brinberg, which reviews the results and scope of the audit and other services provided by the Company's independent certified public accountants.

DIRECTOR COMPENSATION

     As compensation for serving on the Board of Directors, each director who is not employed by the Company or serving on the Board as a representative of an institutional investor (an "outside director") receives an annual retainer of $6,000, plus a fee of $2,000 for attendance at each meeting of the full Board and $500 for each committee meeting. In April 1997, the current outside directors, Dr. Brinberg and Mr. Lefebvre, received options under the 1992 Stock Option Plan to purchase 4,375 and 5,755 shares of Common Stock, respectively, at an exercise price of $3.83 per share, which options vest annually over the remainder of their terms in office. In addition, each outside director elected or reelected after August 1997 will receive stock options under the Company's 1997 Director Stock Option Plan. See "-- Stock Plans."

     Remuneration of directors who represent institutional investors is governed by the terms of the original agreement between the Company and such institutional investor. In the case of PNC, Mr. Del Presto receives the annual retainer and meeting fees described above and, in the case of Edison, Mr. Martinson receives no retainer or fees for attendance at Board meetings. All directors are reimbursed for reasonable expenses incurred by them in connection with their attendance at Board or committee meetings.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid or accrued by the Company with respect to services rendered during fiscal 1997 to the Company's Chief Executive Officer and each of the four other most highly compensated executive officers (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                                      COMPENSATION
                                                                         AWARDS
                                                                      ------------
                                                                       NUMBER OF
                                              ANNUAL COMPENSATION      SECURITIES
                                              --------------------     UNDERLYING        ALL OTHER
        NAME AND PRINCIPAL POSITION            SALARY       BONUS       OPTIONS       COMPENSATION(1)
- -------------------------------------------   --------     -------    ------------    ----------------
James F. Petersen..........................   $178,864     $31,706           --            $5,162
Chairman of the Board

Timothy A. Davenport.......................    206,345      37,763           --             5,682
President and Chief Executive Officer

David L.G. Horn............................    132,750      30,628       11,250             4,226
Vice President, FAS Products Group

James F. Foster............................    154,560      21,011       45,000             1,876
President, Abra Software

Robert H. Skinner..........................    164,024(2)   25,782       52,500             5,058
Senior Vice President, Sales

- ---------------

(1) Represents matching contributions to the Company's 401(k) Plan made by the Company on behalf of each of the Named Executive Officers and an additional profit sharing contribution of $1,876 for each.

(2) Includes $55,501 in sales commissions.

     The following table sets forth information with respect to grants of options to purchase shares of Common Stock made during fiscal 1997 to the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                               INDIVIDUAL GRANTS                                 POTENTIAL REALIZABLE
                          ------------------------------------------------------------             VALUE AT ASSUMED
                           NUMBER OF      PERCENT OF                                             ANNUAL RATES OF STOCK
                          SECURITIES     TOTAL OPTIONS                                            PRICE APPRECIATION
                          UNDERLYING      GRANTED TO       EXERCISE OR                            FOR OPTION TERM(1)
                            OPTIONS      EMPLOYEES IN      BASE PRICE      EXPIRATION       -------------------------------
          NAME            GRANTED(2)      FISCAL YEAR       PER SHARE         DATE               5%                10%
- ------------------------- -----------   ---------------   -------------   ------------      ------------       ------------
Timothy A. Davenport.....        --             --               --               --                  --                 --
James F. Petersen........        --             --               --               --                  --                 --
David L.G. Horn..........     3,750            3.7%           $3.50          5/30/05          $    7,236         $   17,823
                              7,500                            3.83         10/10/05              15,851             39,041
James F. Foster..........    45,000           14.9             3.50          5/30/05              86,834            213,877
Robert H. Skinner........    37,500           17.4             3.50          5/30/05              72,362            178,231
                             15,000                            3.83         10/10/05              31,701             78,082

- ---------------

(1) The amounts shown as potential realizable values on the options are based on assumed annualized rates of appreciation in the price of the Common Stock of 5% and 10% over the term of the options, as required by the rules of the Securities and Exchange Commission. Actual gains, if any, on stock option exercises are dependent on future performance of the Common Stock. There can be no assurance that the potential realizable values reflected in this table will be achieved.

(2) All options vest 20% per year beginning on the first anniversary of the date of grant.

     The following table sets forth information regarding the exercise of stock options during fiscal 1997 and the value of options held as of the end of fiscal 1997 by the Named Executive Officers.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                            NUMBER OF                       NUMBER OF SHARES SUBJECT          VALUE OF UNEXERCISED
                             SHARES                          TO UNEXERCISED OPTIONS           IN-THE-MONEY OPTIONS
                            ACQUIRED                           AT FISCAL YEAR-END            AT FISCAL YEAR-END(1)
                              UPON           VALUE        ----------------------------    ----------------------------
          NAME              EXERCISE      REALIZED(1)     EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
- -------------------------   ---------     ------------    -----------    -------------    -----------    -------------
James F. Petersen........    450,000(2)    $1,692,000            --              --              --               --
Timothy A. Davenport.....     60,000           69,600            --         315,000              --        $ 365,400
David L.G. Horn..........         --               --         2,250          20,250         $ 1,868            8,708
James F. Foster..........         --               --        34,500          63,000          74,010           42,990
Robert H. Skinner........         --               --         9,000          66,000          13,485           32,603

- ---------------
(1) The dollar values have been calculated by determining the difference between
    (i) the fair market value of the securities underlying the options at the exercise date, in the case of "value realized," or the fiscal year end, in the case of "value of unexercised in-the-money options" and (ii) the aggregate exercise price of the options. Solely for purposes of determining these values, the Company has assumed that the fair market value of the Common Stock on all applicable dates was the fair market value as determined by the Board of Directors on such date, since the Common Stock was not traded on an established market prior to this offering.

(2) In connection with his option exercise, Mr. Petersen secured a short-term loan from the Company to pay the withholding taxes in the amount of $763,890 due as a result of such exercise, based on a per share exercise price of $0.07 and a fair market value on the date of exercise of $3.83. The note bore interest at the rate of 5.66%. In connection with the option exercise, Mr. Petersen delivered to the Company 199,429 shares of Common Stock to pay off the principal and interest on this loan.

EMPLOYMENT AGREEMENTS

     Pursuant to an Employment Agreement between James F. Petersen and the Company dated May 17, 1995, the Company agreed to employ Mr. Petersen as Chairman of the Company until March 30, 2000, with a salary of $170,280, subject to adjustment. Mr. Petersen is entitled to payment of his salary through March 30, 2000 should his employment be terminated by the Board other than for cause. Mr. Petersen has agreed not to compete against the Company during his employment and for one year thereafter.

     In connection with the May 1995 hiring of Timothy A. Davenport, President and Chief Executive Officer of the Company, the Company agreed to pay Mr. Davenport an annual base salary of $200,000. In addition, the Company issued to Mr. Davenport, pursuant to its 1992 Stock Option Plan, options to purchase 375,000 shares of Common Stock at an exercise price of $2.67 per share, 300,000 of which will vest equally over a five-year period and 75,000 of which will vest in full immediately upon the closing of this offering. Mr. Davenport is entitled to six months of base salary as severance pay should his employment be terminated other than for cause, except in the case of constructive termination due to a change in control, in which case he will continue to receive his salary for 12 months and his stock option vesting will be accelerated by 24 months. The Company also reimbursed Mr. Davenport for certain relocation expenses and agreed to appoint him to the Board of Directors.

BONUS PLAN

     The Company has a bonus program for certain designated key employees of the Company, including all executive officers, pursuant to which such employees are paid cash bonuses based upon the attainment of certain specified corporate, divisional and individual goals for the year. The amount of the bonus to which each such employee is entitled is finally determined by the Board of Directors.

STOCK PLANS

     Under the Company's Employee Incentive Stock Option Plan adopted in 1988 (the "1988 Option Plan"), there were outstanding options to purchase 145,500 shares of Common Stock as of June 30, 1997. No further options may be granted under the 1988 Option Plan.

     The Company's Amended and Restated 1992 Stock Option Plan (the "1992 Option Plan") covers 1,875,000 shares of Common Stock, after giving effect to an amendment to the 1992 Option Plan approved by the Board of Directors and submitted to, but not yet approved by, the Company's shareholders. As of June 30, 1997, options to purchase 759,703 shares of Common Stock were outstanding under the 1992 Option Plan. In connection with the adoption of the 1997 Incentive Plan (as defined below), the Board has provided that no further options may be granted under the 1992 Option Plan. The 1992 Option Plan provides for the grant, as of April 24, 1997, to each outside director who was serving on the Board of Directors as of such date, of a non-statutory option to purchase a pro rata portion of 22,500 shares of Common Stock reflecting the remainder of the three-year term of such director. Such options vest over the remainder of such term. In April 1997, Dr. Brinberg and Mr. Lefebvre were each granted a non-statutory option under the 1992 Option Plan to purchase 4,375 shares and 5,755 shares, respectively, of Common Stock at an exercise price of $3.83 per share.

     In August 1997, the Board of Directors adopted the Company's 1997 Stock Incentive Plan (the "1997 Incentive Plan"). The Company has reserved 1,500,000 shares of Common Stock for issuance under the 1997 Incentive Plan. The 1997 Incentive Plan provides that a variety of awards, including stock options, stock appreciation rights and restricted and unrestricted stock grants, may be made to the Company's employees, officers, consultants and advisors who are expected to contribute to the Company's future growth and success. The Option Committee will administer the 1997 Incentive Plan and determine the price and other terms upon which awards shall be made. Stock options may be granted either in the form of incentive stock options or non-statutory stock options. The option exercise price of incentive stock options may not be less than the fair market value of the Common Stock on the date of grant. While the Company currently anticipates that most grants under the 1997 Incentive Plan will consist of stock options, the Company may grant stock appreciation rights, which represent rights to receive any excess in value of shares of Common Stock over the exercise price; restricted stock awards, which entitle recipients to acquire shares of Common Stock, subject to the right of the Company to repurchase all or part of such shares at their purchase price in the event that the conditions specified in the award are not satisfied; or unrestricted stock awards, which represent grants of shares to participants free of any restrictions under the 1997 Incentive Plan. Options or other awards that are granted under the 1997 Incentive Plan but expire unexercised are available for future grants. As of the date of this Prospectus, no awards have been granted under the 1997 Incentive Plan. It is currently expected, however, that options to purchase an aggregate of approximately 180,000 shares of Common Stock, at an exercise price equal to the initial public offering price per share in this offering, will be granted under the 1997 Incentive Plan immediately after the effectiveness of this offering.

     In August 1997, the Board of Directors adopted the Company's 1997 Director Stock Option Plan (the "Director Plan") to provide for the grant of non-statutory stock options to outside directors. The Company has reserved 150,000 shares for issuance under the Director Plan. The Director Plan provides
(i) in the case of an outside director elected at the commencement of a three-year term, for the grant to such director as of the date of election of an option exercisable to purchase 22,500 shares of Common Stock and (ii) in the case of an outside director elected in the course of a three-year term (for example, to fill a vacancy), for the grant to such director of an option to purchase 22,500 shares of Common Stock multiplied by a fraction, the numerator of which is 36 minus the number of whole calendar months which have elapsed since the commencement of the term and the denominator of which is 36. All options granted under the Director Plan will have an exercise price equal to the fair market value of the Common Stock on the date of grant and will vest in equal annual installments over the remainder of such director's three-year term, on the date of the annual meeting of shareholders. No options have been granted under the Director Plan to date.

     The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Company's Board of Directors in August 1997. A total of 250,000 shares of Common Stock are reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Code, will be administered by the Board of Directors or a committee thereof.

Employees (including officers and employee directors of the Company) are eligible to participate in the Purchase Plan if they are customarily employed for more than 20 hours per week five months per year. The Company has not yet offered or sold shares of Common Stock to employees pursuant to the Purchase Plan, but the first offering under the Purchase Plan will commence on the effective date of this offering and will end on December 31, 1997. Thereafter, the Purchase Plan will be implemented in sequential six-month offering periods. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed an aggregate value of $25,000 (measured at the beginning of each offering period) in any calendar year. The price at which stock may be purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the Common Stock on the first day of the offering period (the initial public offering price in the case of the first offering) or the last day of the offering period. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of a participant's employment with the Company.

401(k) PLAN

     In January 1991, the Company adopted a tax-qualified profit sharing plan (the "401(k) Plan") covering all of the Company's full- and part-time employees. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the lower of 15% of their eligible compensation or the statutorily prescribed annual limit, and have the amount of such reduction contributed to their retirement accounts. Also, the Company may, at the discretion of the Board of Directors, make periodic "profit sharing" contributions to the employees' accounts. The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by employees or by the Company to the 401(k) Plan, and income earned on 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company will be deductible by the Company when made. The Trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in any of eight investment options. The Company will make a matching contribution in an amount equal to $0.50 for each $1.00 contributed by an employee up to a maximum of 2% of the participant's compensation, as defined in the 401(k) Plan. Employer matching contributions and profit sharing contributions vest to each employee at 50% after two years of employment, 75% after three years and 100% after four years. In calendar years 1993 through 1995, the participation of highly compensated employees was limited to 5.5% of eligible compensation. The Company made profit sharing contributions during calendar year 1997 in the aggregate amount of approximately $220,000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Petersen, Chairman of the Board, and Mr. Davenport, President and Chief Executive Officer, serve on the Compensation and Finance Committee. For information regarding certain transactions and relationships between the Company and Mr. Petersen and Mr. Davenport, see "-- Employment Agreements" and "Certain Transactions."

                              CERTAIN TRANSACTIONS

     The Company paid a dividend of $0.455 per share of Common Stock to shareholders of record on February 20, 1997 and a dividend of $0.915 per share of Common Stock to shareholders of record on June 27, 1997. All of the Board members (or their affiliates) except for Mr. Lefebvre were shareholders as of the record date for payment of the first dividend and all of the Board members (or their affiliates) were shareholders as of the record date for payment of the second dividend. In connection with the two dividends, Mr. Petersen received $2,876,903; Mr. Davenport received $137,100; Edison, an affiliate of Mr. Martinson, received $5,527,292; Ms. Webb received $1,027,586; Dr. Brinberg received $20,550; Mr. Lefebvre received $3,294; and PNC, an affiliate of Mr. Del Presto, received the payments described in the following paragraph.

     The Loan and Warrant Purchase Agreement by and between PNC and the Company dated as of March 2, 1993, prohibits the Company from issuing cash dividends to its shareholders until the closing of an initial public offering. In consideration for PNC's waiver of this restriction in connection with the two dividend issuances described above, the Company agreed, with regard to the first dividend, to reduce the per share exercise price of the PNC Warrant by the dividend amount (i.e., from $2.667 to $2.213 per share), and, with regard to the second dividend, to pay PNC a dividend equivalent payment of $432,338 ($0.915 multiplied by the 472,500 shares underlying the PNC Warrant) and to amend the PNC Warrant to reduce the then current per share exercise price thereunder by 20% of the dividend value (i.e., from $2.213 to $2.029 per share). PNC is a beneficial shareholder of the Company and Mr. Del Presto, a director of the Company, is a Vice President of PNC Bank Corp., an affiliate of PNC. See "Description of Capital Stock -- Warrants."

     In connection with the above described dividends, all employees holding nonstatutory stock options were given the opportunity to elect to pay some or all of their withholding tax obligations resulting from exercise of their options in the form of a secured promissory note, bearing interest at the rate of 5.66% and 6.06% per annum for the first and second dividend, respectively, and due and payable to the Company, in cash or stock of the Company (valued at the then current fair market value), no later than ten business days after the date upon which the cash dividend was paid. The Company received a number of such promissory notes from employees, including a note in the amount of $763,890 from Mr. Petersen, Chairman of the Board and a director, and a note in the amount of $702,578 from Ms. Webb, a former director. Both Mr. Petersen and Ms. Webb delivered Common Stock to the Company to pay off the loan (199,429 and 183,282 shares, respectively).

     The Company has adopted a policy that any future transactions between the Company and its executive officers, directors and affiliates must (i) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and (ii) be approved by a majority of the members of the Company's Board of Directors and by a majority of the disinterested members of the Company's Board of Directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information known to the Company regarding beneficial ownership of the Common Stock as of June 30, 1997, after giving effect to the Preferred Stock Conversion and the Warrant Exercise, and as adjusted to reflect the sale of shares offered hereby, (i) by each person who is known by the Company to own beneficially more than 5% of the outstanding shares of the Common Stock, (ii) by each of the Named Executive Officers, (iii) by each director of the Company, (iv) by all directors and executive officers of the Company as a group and (v) by each Selling Shareholder.


                                               SHARES BENEFICIALLY                 SHARES BENEFICIALLY
                                                   OWNED PRIOR         NUMBER OF       OWNED AFTER
                                               TO THE OFFERING(1)       SHARES     THE OFFERING(1)(2)
                                             -----------------------     BEING     -------------------
              BENEFICIAL OWNER                  NUMBER       PERCENT   OFFERED(2)   NUMBER     PERCENT
- -------------------------------------------- -------------   -------   ---------   ---------   -------
EXECUTIVE OFFICERS AND DIRECTORS:
James F. Petersen...........................  2,033,695   (3)   25.1%   239,715    1,793,980     16.5%
Timothy A. Davenport........................    195,000   (4)    2.4         --      195,000      1.8
David L.G. Horn.............................      3,000   (5)   *            --        3,000     *
James F. Foster.............................     48,000   (6)   *            --       48,000     *
Robert H. Skinner...........................     17,250   (7)   *            --       17,250     *
John H. Martinson...........................  4,034,520   (8)   49.7    475,556    3,558,964     32.8
Peter V. Del Presto.........................    472,500   (9)    5.5     55,694      416,806      3.7
Herbert R. Brinberg.........................     15,000         *            --       15,000     *
Richard A. Lefebvre.........................      3,600         *            --        3,600     *
All directors and executive officers as a
  group (11 persons)........................  6,835,015   (10)  78.7    770,965    6,064,050     53.0

OTHER 5% SHAREHOLDERS:
Edison Venture Fund, L.P. ..................  4,034,520   (11)  49.7    475,556    3,558,964     32.8
  997 Lenox Drive, #3
  Lawrenceville, NJ 08648
James F. Petersen Trust U/A 12/31/93........  1,043,806   (12)  12.9    123,035      920,771      8.5
  8034 Galla Knoll Drive
  Springfield, VA 22153
Dorothy T. Webb Family Trust................    714,501   (13)   8.8     84,219      630,282      5.8
  c/o Dorothy T. Webb
  Abra Software, Inc.
  888 Executive Center Drive West
  St. Petersburg, FL 33702
PNC Capital Corp. ..........................    472,500   (14)   5.5     55,694      416,806      3.7
  Pittsburgh National Bank
  Fifth Avenue and Wood St.
  Pittsburgh, PA 15222

OTHER SELLING SHAREHOLDERS:
Irrevocable Trust for James Mitchell
  Petersen..................................    300,000          3.7      35,361     264,639       2.4
Petersen Trust for Nieces and Nephews.......     75,000         *          8,840      66,160      *
William H. Woywood Irrevocable Trust, Dated
  10/17/96..................................      5,217         *            615       4,602      *


- ---------------

 *   Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are exercisable, or will become exercisable within 60 days after June 30, 1997, are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person, except that the Warrant Exercise is assumed in all calculations. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

     Unless otherwise indicated, the address of each of the individuals listed in the table is: c/o Best Software, Inc., 11413 Isaac Newton Square, Reston, VA 20190.

(2) Assumes no exercise of the Underwriters' over-allotment option. If the over-allotment option is exercised in full, the following Selling Shareholders will sell the following numbers of additional shares: Edison, 289,295; James F. Petersen, 145,826; Dorothy T. Webb, 51,234; PNC, 33,881;
     Irrevocable Trust for James Mitchell Petersen, 21,512; Petersen Trust for Nieces and Nephews, 5,378; and William H. Woywood Irrevocable Trust, 374.

(3) Excludes 375,000 shares held by two irrevocable trusts established by Mr. Petersen for the benefit of members of his family. Mr. Petersen is not a trustee or beneficiary of either trust and disclaims beneficial ownership of these shares. Includes 1,043,806 shares held by a trust established by Mr. Petersen for the benefit of Nancy Petersen, of which Mr. Petersen is a trustee and over which he has voting control. See Note (12).

(4) Includes 75,000 shares issuable upon exercise of stock options which will become exercisable on the effective date of this offering.

(5) Consists of 3,000 shares issuable upon exercise of stock options which are exercisable within 60 days of June 30, 1997.

(6) Consists of 48,000 shares issuable upon exercise of stock options which are exercisable within 60 days of June 30, 1997.

(7) Consists of 17,250 shares issuable upon exercise of stock options which are exercisable within 60 days of June 30, 1997.

(8) These shares are held by Edison. Mr. Martinson is a general partner of Edison Partners, L.P., the general partner of Edison. Mr. Martinson, together with the other general partners of Edison Partners, L.P., shares voting and investment power with respect to the shares held by Edison. Mr. Martinson does not own any shares in his individual capacity.

(9) These shares are issuable to PNC upon the exercise of the PNC Warrant, which warrant is currently exercisable in full. Mr. Del Presto is a Vice President of PNC Bank Corp., an affiliate of PNC, and shares voting and investment power with respect to these securities. Mr. Del Presto does not own any shares in his individual capacity.

(10) Includes 566,506 shares issuable upon exercise of the PNC Warrant and stock options which are exercisable within 60 days of June 30, 1997, or, in the case of Mr. Davenport's 75,000 option shares, will become exercisable upon the closing of this offering.

(11) Includes 625,005 shares of Common Stock into which 41,667 shares of Series A Preferred Stock will automatically convert upon the closing of this offering.

(12) Mr. Petersen is a trustee of this trust and exercises voting control of these shares.

(13) Dorothy T. Webb, an employee of the Company and formerly a director and executive officer of the Company, is a trustee of this trust, which is for the benefit of members of Ms. Webb's family. Excludes 5,217 shares held by an irrevocable trust established by Ms. Webb for the benefit of a member of her family. Ms. Webb is not a trustee or beneficiary of such irrevocable trust and disclaims beneficial ownership of these shares.

(14) Consists of 472,500 shares of Common Stock issuable upon the exercise of the PNC Warrant. PNC has indicated its intention to exercise the PNC Warrant to purchase 55,694 shares of Common Stock prior to the offering and to sell such shares in this offering.

                          DESCRIPTION OF CAPITAL STOCK

     Following the closing of this offering, the authorized capital stock of the Company will consist of 40,000,000 shares of Common Stock, no par value per share, and 1,000,000 authorized shares of preferred stock, $.01 par value per share (the "Preferred Stock").

COMMON STOCK

     As of June 30, 1997, there were 8,115,722 shares of Common Stock outstanding and held of record by 85 shareholders, after giving effect to the Preferred Stock Conversion and the Warrant Exercise. Based upon the number of shares outstanding as of that date and after giving effect to the issuance of the 2,750,000 shares of Common Stock to be sold by the Company in this offering, there will be 10,865,722 shares of Common Stock outstanding upon the closing of this offering.

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

     As of June 30, 1997, there were outstanding 41,667 shares of Class A Preferred Stock held of record by one shareholder. Upon the closing of this offering, all outstanding shares of Class A Preferred Stock will be converted automatically into an aggregate of 625,005 shares of Common Stock. Immediately after the closing of this offering, the Company intends to file an amendment to its Amended and Restated Articles of Incorporation to eliminate the Class A Preferred Stock.

     The Board of Directors will have the authority, without further action of the shareholders of the Company, to issue up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series.

     The Board of Directors, without shareholder approval, can issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of holders of Common Stock. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

WARRANTS

     Following this offering and the Warrant Exercise, the PNC Warrant will be exercisable to purchase 416,806 shares of Common Stock (382,925 shares if the Underwriters over-allotment option is exercised in full) at an exercise price of $2.029 per share until March 2, 2003. See "Certain Transactions."

     In addition, there are outstanding warrants to purchase a total of 3,690 shares of Common Stock at an exercise price of $3.08, held by eight shareholders exercisable until December 23, 1997.

VIRGINIA LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     The Company will be subject to the affiliated transaction provisions of Sections 13.1-725 through 13.1-728 of the Virginia Stock Corporation Act (the "VSCA"). These affiliated transaction provisions prohibit a Virginia corporation with more than 300 shareholders from engaging in an "affiliated transaction" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the affiliated transaction is approved in a prescribed manner. "Affiliated transactions" include mergers, asset sales and certain other transactions between or among the corporation and an interested shareholder. Subject to certain exceptions, an "interested shareholder" is a person who, together with affiliates and associates, owns, or within the preceding three years did own, 10% or more of any class of the corporation's voting stock.

     The Company will also be subject to the control share acquisition provisions of Sections 13.1-728.1 through 13.1-728.9 of the VSCA. Pursuant to these control share acquisition provisions, shares of a corporation with more than 300 shareholders acquired in a "control share acquisition" generally have no voting rights unless such rights are conferred to the acquiror by a vote of non-interested shareholders. A "control share acquisition" is defined, generally, as the direct or indirect acquisition of beneficial ownership of voting shares which would cause the acquiror to have the power to vote or direct the voting shares having the voting power within the following ranges in an election of directors: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more, of such votes. If voting rights are conferred to the acquiror by the shareholders of the target corporation, the acquisition of additional voting shares by the acquiror is not an additional control share acquisition unless such acquisition gives the acquiror voting rights in excess of the range in which voting rights had previously been granted.

     The Board of Directors is divided into three classes, each of whose members serve for a staggered three-year term. At each annual meeting of shareholders, the number of directors in the applicable class are elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I Directors, Class II Directors and Class III Directors will expire upon the election and qualification of successor directors at the annual meeting of shareholders held in calendar years 1999, 1997 and 1998, respectively. These staggered three-year terms may make it more difficult for a third party to gain control of the Company's Board of Directors.

     As allowed by Article 9 of the VSCA, the Company's Amended and Restated Articles of Incorporation eliminate the liability of the officers and directors of the Company for monetary damages in any proceeding brought by or in the right of the Company or brought by or on behalf of shareholders of the Company except in cases of willful misconduct or a knowing violation of criminal law or any federal or state securities law. As allowed by Article 10 of the VSCA, the Company's Amended and Restated Articles of Incorporation also provide for mandatory indemnification of any director or officer of the Company who is, was, or is threatened to be made a party to a proceeding (including a proceeding by or in the right of the Company) because (i) he or she is or was a director or officer of the Company or (ii) he or she is or was serving the Company or other legal entity in any capacity at the request of the Company while a director or officer of the Company, against all liabilities and expenses incurred in connection with such proceeding, except such liabilities as are incurred because of such individual's willful misconduct or knowing violation of the criminal law. In addition, the Company's Amended and Restated Articles of Incorporation expressly authorize the Company to enter into agreements to indemnify its officers and directors to the fullest extent permitted by the Amended and Restated Articles of Incorporation and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

     The Company's Amended and Restated By-Laws provide that special meetings of shareholders may be called in accordance with the VSCA, which provides that, with respect to a Virginia corporation with over 35 shareholders, such meetings may be called only by the Chairman of the Board of Directors, the President or the Board of Directors of the Company. The Company's Amended and Restated By-Laws also provide that the only business that may be brought before a meeting of shareholders is limited to that described in the notice prepared by officers of the Company. These provisions could have the effect of delaying shareholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company, would be unable to call a special meeting of shareholders to take action as a shareholder (such as electing new directors or approving a merger).

     The Company's Amended and Restated Articles of Incorporation and Amended and Restated By-Laws require the affirmative vote of the holders of over two-thirds of the outstanding voting stock of the Company to amend or repeal any of the foregoing provisions. Such shareholder vote would be in addition to any separate class vote that might in the future be required by the Board of Directors pursuant to the terms of any Preferred Stock that might be outstanding at the time any such changes are submitted to shareholders.

REGISTRATION RIGHTS

     In the event the Company proposes to register any of its securities under the Securities Act, for its own account or otherwise at any time or times, the holders of approximately 6,735,433 shares (the "Registrable Shares") of Common Stock (or shares issuable upon the exercise of warrants) or certain of their permitted transferees are entitled to notice of such registration and to include shares of such Common Stock therein, subject to certain conditions and limitations. The Company is generally required to bear the expenses of all such registrations (except underwriting discounts and commissions). The Company is required to use its good faith efforts to effect such registrations, subject to certain conditions and limitations.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is Boston EquiServe.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 10,865,722 shares of Common Stock outstanding (assuming no exercise of outstanding options) see "Description of Capital Stock -- Common Stock." Of these shares, the 3,650,000 shares of Common Stock sold in this offering (assuming no exercise of the Underwriters' over-allotment option) will be freely tradable in the public market without restriction under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 adopted under the Securities Act ("Affiliates"), may generally only be sold in compliance with the applicable provisions of Rule 144.


     The remaining shares are deemed "Restricted Securities" under Rule 144 in that they were originally issued and sold by the Company in private transactions in reliance upon exemptions from the Securities Act. Of the Restricted Securities, approximately 827,673 shares may be eligible for sale in the public market immediately after this offering pursuant to Rule 144(k) under the Securities Act; of these, 393,834 are subject to 180-day Lock-up Agreements as described below. Approximately 6,382,383 additional Restricted Securities will become eligible for sale in the public market pursuant to Rule 144 or Rule 701 under the Securities Act beginning 90 days after the date of this Prospectus; of these, 4,319,610 are subject to Lock-up Agreements. The additional 5,666 Restricted Securities will become eligible for sale in the public market from time to time; of these, 3,287 are subject to Lock-up Agreements.


     The Company, its officers, and directors, the Selling Shareholders and certain other shareholders of the Company, who in the aggregate will hold 4,713,444 shares of Common Stock upon completion of this offering, have agreed pursuant to certain agreements (the "Lock-up Agreements") that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any of their shares for a period of 180 days from the date of this Prospectus. The shares subject to the Lock-up Agreements include 393,834 and 4,319,610 shares, respectively, that would otherwise have been immediately eligible or eligible within 90 days from the date of this Prospectus, for resale in the public market without restriction upon completion of this offering (subject to compliance with Rule 144 by Affiliates).

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned Restricted Securities for at least one year from the later of the date such restricted securities were acquired from the Company or the date they were acquired from an Affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Common Stock (approximately 106,000 shares immediately after this offering) or the average weekly trading volume in the Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and availability of current public information about the Company. Affiliates may sell shares not constituting Restricted Securities in accordance with the foregoing volume limitations and other restrictions, but without regard to the one-year holding period.

     Further, under Rule 144(k), after two years have elapsed from the later of the date Restricted Securities were acquired from the Company and the date they were acquired from an Affiliate, a holder of such Restricted Securities who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

     Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits non-Affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits Affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this Prospectus.

     The Company intends to file S-8 registration statements under the Securities Act to register all shares of Common Stock subject to the Company's 1988 Option Plan, 1992 Option Plan, 1997 Incentive Plan, Director Plan and Purchase Plan, which do not qualify for exemption from the registration requirements of the Securities Act. The Company expects to file these registration statements as soon as practicable after the closing of this offering and such registration statements are expected to become effective upon filing. Shares covered by these registration statements will be eligible for sale in the public market after the effective dates of such registration statements, subject to the Lock-up Agreements, if applicable.

     Prior to this offering, there has been no public market for the Common Stock of the Company, and no precise prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market could adversely affect prevailing market prices and could impair the Company's future ability to raise capital through the sale of its equity securities.

     The Company has granted registration rights to certain of its shareholders. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representatives, Hambrecht & Quist LLC and William Blair & Company, L.L.C., have severally agreed to purchase from the Company and the Selling Shareholders the following respective number of shares of Common Stock:

                                                                             NUMBER OF
                                      NAME                                    SHARES
        -----------------------------------------------------------------    ---------
        Hambrecht & Quist LLC............................................
        William Blair & Company, L.L.C...................................
                                                                             ---------
        Total............................................................    3,650,000
                                                                              ========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, its counsel and independent auditors. The nature of the Underwriters' obligations is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $     per share. The Underwriters may allow and such dealers may
reallow a concession not in excess of $     per share to certain other dealers.
After the initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives of the Underwriters. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Selling Shareholders have granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 547,500 additional shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Selling Shareholders will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     The Selling Shareholders, and certain other shareholders of the Company, including the officers and directors, who will own in aggregate 4,713,444 shares of Common Stock after the offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell, or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common

Stock or securities exchangeable for or convertible into shares of Common Stock owned by them during the 180-day period following the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the 180-day period following the date of this Prospectus, except that the Company may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under its stock option plans, provided that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period.

     Prior to this offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation among the Company and the Representatives. Among the factors to be considered in determining the initial public offering price are prevailing market and economic conditions, revenue and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

     Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock of the Company at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock of the Company. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the offering when the Common Stock of the Company sold by the syndicate member is purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares of the Common Stock offered hereby will be passed upon for the Company by Hale and Dorr LLP, Washington, D.C. Certain legal matters relating to the sale of the Common Stock offered hereby will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, New York, New York.

                                    EXPERTS

     The audited financial statements and schedule of the Company included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company intends to furnish its shareholders with annual reports containing financial statements audited by an independent accounting firm and will make available copies of quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

     The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1 (including all amendments thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Public Accountants..............................................   F-2
Consolidated Balance Sheets
  As of March 31, 1996 and 1997 and as of June 30, 1997 (Unaudited)...................   F-3
Consolidated Statements of Operations
  For the Years Ended March 31, 1995, 1996 and 1997 and for the Three Months Ended
     June 30, 1996 and 1997 (Unaudited)...............................................   F-4
Consolidated Statements of Shareholders' Deficit
  For the Years Ended March 31, 1995, 1996 and 1997 and for the Three Months Ended
     June 30, 1997 (Unaudited)........................................................   F-5
Consolidated Statements of Cash Flows
  For the Years Ended March 31, 1995, 1996 and 1997 and for the Three Months Ended
     June 30, 1996 and 1997 (Unaudited)...............................................   F-6
Notes to Consolidated Financial Statements............................................   F-7

     The financial statements included herein have been adjusted to give effect to the anticipated three-for-two stock split and increase in the authorized capital of the Company as described in Note 1. We expect to be in a position to render the following audit report upon the effectiveness of such events, assuming from August 6, 1997, to the effective date of such events, no other events will have occurred that would effect the accompanying financial statements or notes thereto.

                                                             ARTHUR ANDERSEN LLP
Washington, D.C.
August 6, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Best Software, Inc.:

     We have audited the accompanying consolidated balance sheets of Best Software, Inc., a Virginia corporation, and subsidiaries as of March 31, 1996 and 1997, and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Best Software, Inc. and subsidiaries as of March 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

                              BEST SOFTWARE, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                               MARCH 31,                          PRO FORMA
                                                       -------------------------    JUNE 30,       JUNE 30,
                                                          1996          1997          1997           1997
                                                       -----------   -----------   -----------   ------------
                                                                                          (UNAUDITED)
                       ASSETS
Current assets:
  Cash and cash equivalents..........................  $ 8,105,231   $13,364,929   $7,428,808
  Accounts receivable, net of allowance ($1,506,951,
    $832,059, and $1,345,766, respectively)..........    4,035,502    2,123,716     3,401,903
  Inventory..........................................      564,025      182,795       221,010
  Prepaid expenses and other current assets..........      622,099      895,295     1,373,549
  Deferred tax asset.................................      500,000      350,000       350,000
                                                       -----------   -----------   -----------
    Total............................................   13,826,857   16,916,735    12,775,270
                                                       -----------   -----------   -----------
Property and equipment, net..........................    1,951,520    1,774,051     1,557,408
Deferred tax asset...................................    1,800,000    2,450,000     2,450,000
Other assets.........................................       47,009       18,978        32,487
                                                       -----------   -----------   -----------
    Total............................................  $17,625,386   $21,159,764   $16,815,165
                                                       ============  ============  ============
        LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
  Accounts payable...................................  $ 1,811,961   $1,949,012    $2,286,313
  Accrued expenses...................................    3,378,684    4,570,914     5,634,107
  Notes payable......................................      666,667      650,000       650,000
  Deferred maintenance and service revenue...........    8,412,635   10,605,545    11,915,891
  Obligations under capital leases...................      139,612       54,321        31,472
                                                       -----------   -----------   -----------
    Total............................................   14,409,559   17,829,792    20,517,783
                                                       -----------   -----------   -----------
Notes payable, net of current portion................    2,133,333      650,000       650,000
Deferred maintenance and service revenue.............      984,960    1,682,704     1,716,025
                                                       -----------   -----------   -----------
         Total liabilities...........................   17,527,852   20,162,496    22,883,808
                                                       -----------   -----------   -----------
Commitments and contingencies (Notes 5, 7, 8 and 9)

Redeemable convertible preferred stock:
  Class A preferred stock, $0.01 par value; 41,667
    shares authorized, issued and outstanding at
    March 31, 1996 and 1997 and June 30, 1997,
    convertible into 625,005 shares of common stock
    upon the closing of an initial public offering
    (at liquidation value)...........................      500,000      500,000       500,000    $        --
Redeemable common stock warrants.....................      295,529      641,627       792,033             --
Shareholders' deficit:
  Preferred stock, $0.01 par value; 1,000,000 shares
    authorized, none issued..........................           --           --            --             --
  Common stock, no par value; 40,000,000 shares
    authorized; 6,529,579, 6,979,483, 7,435,023 and
    8,115,722 issued and outstanding, respectively...      199,984      454,622       785,332      1,490,799
  Additional paid-in capital.........................      749,321      227,676            --        699,569
  Deferred compensation..............................      (77,000)          --            --             --
  Accumulated deficit................................   (1,570,300)    (826,657)   (8,146,008)    (8,146,008)
                                                       -----------   -----------   -----------   ------------
         Total shareholders' deficit.................     (697,995)    (144,359)   (7,360,676)   $(5,955,640)
                                                                                                 ============
                                                       -----------   -----------   -----------
             Total...................................  $17,625,386   $21,159,764   $16,815,165
                                                       ============  ============  ============

 The accompanying notes are an integral part of these consolidated statements.

                              BEST SOFTWARE, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                THREE MONTHS ENDED
                                            YEARS ENDED MARCH 31,                    JUNE 30,
                                   ---------------------------------------   -------------------------
                                      1995          1996          1997          1996          1997
                                   -----------   -----------   -----------   -----------   -----------
                                                                                    (UNAUDITED)
Revenue:
  License fees and royalty.......  $20,346,229   $22,677,174   $20,161,436   $5,064,440    $ 5,357,634
  Services.......................   14,676,917    16,552,398    19,322,987    4,434,515      5,288,451
                                   -----------   -----------   -----------   ----------    -----------
     Total.......................   35,023,146    39,229,572    39,484,423    9,498,955     10,646,085
                                   -----------   -----------   -----------   ----------    -----------
Cost of revenue:
  License fees and royalty.......    3,805,771     4,501,351     2,251,124      577,128        371,139
  Services.......................    4,356,988     5,305,877     5,675,381    1,513,987      1,470,336
                                   -----------   -----------   -----------   ----------    -----------
     Total.......................    8,162,759     9,807,228     7,926,505    2,091,115      1,841,475
                                   -----------   -----------   -----------   ----------    -----------
Gross margin.....................   26,860,387    29,422,344    31,557,918    7,407,840      8,804,610
                                   -----------   -----------   -----------   ----------    -----------
Operating expenses:
  Sales and marketing............   11,353,573    12,811,982    14,355,197    3,953,911      4,304,933
  Research and development.......    5,707,290     7,388,807     6,088,730    1,816,864      2,048,326
  General and administrative.....    4,284,967     5,789,546     5,553,895    1,523,445      1,584,686
  Amortization of acquired
     intangibles.................    3,176,901     1,434,861            --           --             --
                                   -----------   -----------   -----------   ----------    -----------
     Total.......................   24,522,731    27,425,196    25,997,822    7,294,220      7,937,945
                                   -----------   -----------   -----------   ----------    -----------
  Operating income...............    2,337,656     1,997,148     5,560,096      113,620        866,665
Other income (expense):
  Interest income (expense),
     net.........................     (175,806)     (145,082)      351,311       10,994       (293,067)
  Gain on sale of product
     lines.......................           --       750,000            --           --             --
                                   -----------   -----------   -----------   ----------    -----------
     Total.......................     (175,806)      604,918       351,311       10,994       (293,067)
Income from continuing
  operations before income
  taxes..........................    2,161,850     2,602,066     5,911,407      124,614        573,598
Income tax benefit (provision)...     (550,000)      925,000    (1,475,000)     (45,000)      (225,000)
                                   -----------   -----------   -----------   ----------    -----------
Income from continuing
  operations.....................    1,611,850     3,527,066     4,436,407       79,614        348,598
Gain on disposal of discontinued
  business, net of income tax
  provision of $625,000..........    1,902,965            --            --           --             --
                                   -----------   -----------   -----------   ----------    -----------
Net income.......................    3,514,815     3,527,066     4,436,407       79,614        348,598
Less accretion (Note 8)..........      (31,500)      (89,250)     (136,500)     (22,313)       (68,250)
                                   -----------   -----------   -----------   ----------    -----------
Net income available to common
  shareholders...................  $ 3,483,315   $ 3,437,816   $ 4,299,907   $   57,301    $   280,348
                                   ===========   ===========   ===========   ==========    ===========
Pro forma net income per share
  (unaudited)....................                              $      0.45                 $      0.04
                                                               ===========                 ===========
Pro forma weighted average
  shares outstanding
  (unaudited)....................                                9,808,786                   9,884,653
                                                               ===========                 ===========


 The accompanying notes are an integral part of these consolidated statements.

                              BEST SOFTWARE, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

                                                REDEEMABLE                         SHAREHOLDERS' DEFICIT
                                                  COMMON     -----------------------------------------------------------------
                                  REDEEMABLE      STOCK      NUMBER OF                ADDITIONAL
                                   PREFERRED     PURCHASE     COMMON       COMMON       PAID-IN       DEFERRED     ACCUMULATED
                                     STOCK       WARRANTS     SHARES       STOCK        CAPITAL     COMPENSATION     DEFICIT
                                  -----------   ----------   ---------   ----------   -----------   ------------   -----------
Balance, March 31, 1994.........   $ 500,000    $ 206,279    6,496,279   $  177,214   $   750,091    $ (167,457)   $(8,522,931)
  Exercise of stock options
    including tax benefit of
    $1,290......................          --           --       7,050         6,290         1,290            --            --
  Compensation expense
    associated with stock
    options.....................          --           --          --            --            --        39,000            --
  Cancellation of stock
    options.....................          --           --          --            --       (11,457)       11,457            --
        Net income..............          --           --          --            --            --            --     3,514,815
                                  -----------   ----------   ---------   ----------   -----------   ------------   -----------
Balance, March 31, 1995.........     500,000      206,279    6,503,329      183,504       739,924      (117,000)   (5,008,116)
  Exercise of stock options
    including tax benefit of
    $10,605.....................          --           --      26,250        16,480        10,605            --            --
  Compensation associated with
    stock options...............          --           --          --            --            --        38,792            --
  Cancellation of stock
    options.....................          --           --          --            --        (1,208)        1,208            --
  Redemption value of warrants
    in excess of carrying
    value.......................          --       89,250          --            --            --            --       (89,250)
        Net income..............          --           --          --            --            --            --     3,527,066
                                  -----------   ----------   ---------   ----------   -----------   ------------   -----------
Balance, March 31, 1996.........     500,000      295,529    6,529,579      199,984       749,321       (77,000)   (1,570,300)
  Exercise of stock options
    including tax benefit of
    $560,389....................          --           --     758,071       511,435       560,389            --            --
  Compensation associated with
    stock options...............          --           --          --            --            --         6,416            --
  Purchase and retirement of
    treasury stock..............          --           --    (310,792)     (270,272)   (1,011,450)           --            --
  Exercise of common stock
    purchase warrants...........          --       (5,390)      2,625        13,475            --            --            --
  Cancellation of stock
    options.....................          --           --          --            --       (70,584)       70,584            --
  Payment of dividend...........          --           --          --            --            --            --    (3,556,264)
  Redemption value of warrants
    in excess of carrying
    value.......................                  136,500          --            --            --            --      (136,500)
  Modification of warrant.......          --      214,988          --            --            --            --            --
        Net income..............          --           --          --            --            --            --     4,436,407
                                  -----------   ----------   ---------   ----------   -----------   ------------   -----------
Balance, March 31, 1997.........     500,000      641,627    6,979,483      454,622       227,676            --      (826,657)
  Exercise of stock options
    including tax benefit of
    $538,405 (unaudited)........          --           --     670,491       351,284       538,405            --            --
  Purchase and retirement of
    treasury stock
    (unaudited).................          --           --    (217,051)      (31,354)     (766,081)           --       (34,585)
  Exercise of common stock
    purchase warrants
    (unaudited).................          --       (4,312)      2,100        10,780            --            --            --
  Payment of dividend
    (unaudited).................          --           --          --            --            --            --    (7,565,114)
  Redemption value of warrants
    in excess of carrying value
    (unaudited).................          --       68,250          --            --            --            --       (68,250)
  Modification of warrant
    (unaudited).................          --       86,468          --            --            --            --            --
        Net income (unaudited)..          --           --          --            --            --            --       348,598
                                  -----------   ----------   ---------   ----------   -----------   ------------   -----------
Balance, June 30, 1997
  (unaudited)...................     500,000      792,033    7,435,023      785,332            --            --    (8,146,008)
                                  -----------   ----------   ---------   ----------   -----------   ------------   -----------
Pro forma adjustments (Note 1)
  (unaudited)...................    (500,000)    (792,033)    680,699       705,467       699,569            --            --
                                  -----------   ----------   ---------   ----------   -----------   ------------   -----------
Pro forma balance, June 30, 1997
  (unaudited)...................   $      --    $      --    8,115,722   $1,490,799   $   699,569    $       --    $(8,146,008)
                                  ==========    ==========   =========    =========    ==========   ============   ===========

 The accompanying notes are an integral part of these consolidated statements.

                              BEST SOFTWARE, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                    THREE MONTHS ENDED
                                                             YEARS ENDED MARCH 31,                       JUNE 30,
                                                    ---------------------------------------     ---------------------------
                                                       1995          1996          1997            1996            1997
                                                    -----------   -----------   -----------     -----------     -----------
                                                                                                        (UNAUDITED)
Net income........................................  $ 3,514,815   $ 3,527,066   $ 4,436,407     $    79,614     $   348,598
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Gain on disposal of discontinued tax business...   (1,902,965)           --            --              --              --
  Gain on sale of product lines...................           --      (750,000)           --              --              --
  Depreciation and amortization...................    5,476,358     3,779,557     1,288,138         326,349         365,875
  Compensation associated with stock options......       39,000        38,792         6,416           6,416              --
  Modification of warrants and amortization of
    debt discount.................................      131,244            --       214,988              --          86,468
  Tax benefit from option exercises...............        1,290        10,605       560,389              --         538,405
  Deferred tax asset..............................           --    (2,300,000)     (500,000)        500,000              --
(Increase) decrease in assets:
  Accounts receivable.............................   (1,283,425)       95,563     1,911,786         397,190      (1,278,187)
  Inventory.......................................     (150,473)      (42,963)      381,230         313,495         (38,215)
  Prepaid expenses and other assets...............    1,505,085      (359,287)     (245,165)     (1,241,599)       (491,767)
Increase (decrease) in liabilities:
  Accounts payable................................     (264,203)       89,335       137,051         499,958         337,301
  Accrued expenses................................   (3,247,753)      247,212     1,192,230        (700,984)      1,063,193
  Deferred maintenance and service revenue........      826,977       583,959     2,890,654       1,387,167       1,343,666
                                                    -----------   -----------   -----------     -----------     -----------
        Net cash provided by operating
          activities..............................    4,645,950     4,919,839    12,274,124       1,567,606       2,275,337
                                                    -----------   -----------   -----------     -----------     -----------
Cash flows from investing activities:
  Net proceeds from disposal of discontinued
    business......................................    4,684,385            --            --              --              --
  Net proceeds from sale of product lines.........           --     1,609,000            --              --              --
  Net proceeds from sale of property and
    equipment.....................................           --            --       185,000              --              --
  Purchases of property and equipment.............     (465,565)     (793,105)   (1,295,667)       (317,691)       (149,231)
  Investment in software development costs........     (126,054)           --            --              --              --
  Buyout of product rights........................     (577,000)     (429,586)           --              --              --
  Acquisitions....................................   (3,289,608)           --            --              --              --
                                                    -----------   -----------   -----------     -----------     -----------
        Net cash provided by (used in) investing
          activities..............................      226,158       386,309    (1,110,667)       (317,691)       (149,231)
                                                    -----------   -----------   -----------     -----------     -----------
Cash flows from financing activities:
  Proceeds from note payable......................    2,000,000            --            --              --              --
  Repayment of notes payable......................   (3,538,071)     (675,000)   (1,500,000)       (166,666)             --
  Payments on line of credit......................   (1,500,000)           --            --              --              --
  Cash dividends paid to shareholders.............           --            --    (3,556,264)             --      (7,565,114)
  Proceeds from exercise of stock options and
    warrants......................................        6,290        16,480       519,518              --         357,757
  Purchase and retirement of treasury stock.......           --            --    (1,281,722)             --        (832,021)
  Principal payments under capital lease
    obligations...................................      (68,246)      (76,293)      (85,291)        (20,440)        (22,849)
  Redemption of warrants..........................     (307,700)           --            --              --              --
                                                    -----------   -----------   -----------     -----------     -----------
        Net cash used in financing activities.....   (3,407,727)     (734,813)   (5,903,759)       (187,106)     (8,062,227)
                                                    -----------   -----------   -----------     -----------     -----------
Net increase (decrease) in cash and cash
  equivalents.....................................    1,464,381     4,571,335     5,259,698       1,062,809      (5,936,121)
Cash and cash equivalents, beginning of period....    2,069,515     3,533,896     8,105,231       8,105,231      13,364,929
                                                    -----------   -----------   -----------     -----------     -----------
Cash and cash equivalents, end of period..........  $ 3,533,896   $ 8,105,231   $13,364,929     $ 9,168,040     $ 7,428,808
                                                     ==========    ==========    ==========      ==========      ==========

 The accompanying notes are an integral part of these consolidated statements.

                              BEST SOFTWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       AS OF MARCH 31, 1996 AND 1997 AND AS OF JUNE 30, 1997 (UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Best Software, Inc., is a provider of asset, human resources and payroll management software solutions for middle market businesses.

     The market for business application software is competitive and characterized by ongoing technological advances. The success of the Company's future results of operations is dependent upon, among other things, its ability to adapt to technological developments and changing industry standards.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

     The financial statements include the accounts of Best Software, Inc. and its wholly owned subsidiaries. Best Software, Inc. and its wholly owned subsidiaries are referred to as the "Company." Intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

     Revenue from software product licenses is recognized upon shipment of the product, net of provisions for returns and allowances, provided that no significant vendor obligations remain and that collection of the resulting account receivable is probable.

     For products with free trial periods, revenue is recognized upon acceptance of the product by the customer. Revenue from software support agreements is recognized pro rata over the term of the agreement, which is generally one year. Revenue from services, such as training and consulting, is recognized as the services are provided. Revenue from the Company's royalty license is recognized ratably within each year of the term of the license agreement, based on specified annual royalty payments.

     The American Institute of Certified Public Accountants (the "AICPA") approved for exposure a draft Statement of Position (the "SOP") that would supersede SOP 91-1, "Software Revenue Recognition." If approved, the SOP would need to be implemented for years beginning after December 15, 1997. The Company believes that the proposed changes would not have a material financial impact on the Company.

COST OF REVENUE

     Direct product costs, royalties paid by the Company based on contractual agreements, and amortization of capitalized software development costs ($1,218,020 and $1,161,361 for the years ended March 31, 1995 and 1996) are included in cost of license fees and royalty revenue. Cost of services revenue includes employee compensation and benefits, telephone charges and other costs related to providing such services.

                              BEST SOFTWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 1996 AND 1997 AND AS OF JUNE 30, 1997 (UNAUDITED) -- (CONTINUED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include highly liquid investments with original maturity dates of three months or less at the date of purchase.

INVENTORY

     Inventory, consisting of software media, manuals and related packaging materials, is stated at the lower of cost, determined on the first-in, first-out ("FIFO") basis, or market.

PROPERTY AND EQUIPMENT

     Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term.

INTELLECTUAL PROPERTY RIGHTS AND INTANGIBLES

     For the years ended March 31, 1995 and 1996, amortization of intellectual property rights and intangibles was $3,176,901 and $1,434,861. Intellectual property rights and intangibles were fully amortized as of March 31, 1996.

SOFTWARE DEVELOPMENT COSTS

     The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Costs incurred prior to establishment of technological feasibility are expensed as incurred and reflected as research and development costs in the accompanying statements of operations. All capitalized software development costs were fully amortized as of March 31, 1996.

     The Company capitalized software development costs of $126,000 in the fiscal year ended March 31, 1995. There were no software development costs capitalized in the fiscal years ended March 31, 1996 or 1997, or in the three month period ended June 30, 1997. During these periods the time between the establishment of technological feasibility and general release was very short. Consequently, costs otherwise capitalizable after technological feasibility were expensed as they were insignificant.

INCOME TAXES

     The Company accounts for income taxes using the liability method as prescribed by SFAS No. 109, "Accounting for Income Taxes."

CREDIT RISK

     Accounts receivable consist of geographically dispersed customers and include allowances to record receivables at their estimated net realizable value. The Company maintains its cash and cash equivalents with high credit quality financial institutions. Cash equivalents consist principally of U.S. government agency securities and money market funds which invest in government agency securities.

                              BEST SOFTWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 1996 AND 1997 AND AS OF JUNE 30, 1997 (UNAUDITED) -- (CONTINUED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUPPLEMENTAL CASH FLOW DISCLOSURE

     Cash paid for income taxes and interest was:

                                                                           THREE MONTHS ENDED
                                         YEAR ENDED MARCH 31,                   JUNE 30,
                                  ----------------------------------   ---------------------------
                                    1995        1996         1997          1996           1997
                                  --------   ----------   ----------   ------------   ------------
                                                                               (UNAUDITED)
    Income taxes................  $700,000   $1,250,000   $1,800,000     $650,000       $145,000
    Interest....................   575,000      250,000      160,000       80,000        460,000

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES

     During the three month period ended June 30, 1996, the Company sold certain furniture and equipment in exchange for a $185,000 note receivable. The note was paid during fiscal year 1997.


UNAUDITED PRO FORMA INFORMATION



     The unaudited pro forma information is being presented to show the mandatory conversion of the redeemable convertible preferred stock into common stock upon a qualified initial public offering. If the initial public offering is consummated under terms presently anticipated, all of the Company's preferred stock outstanding will automatically convert into shares of its common stock. The pro forma information also reflects the expiration of warrant redemption rights and the partial exercise of a warrant that will occur immediately prior to the closing of this offering. The holder of the warrant to purchase 472,500 shares of common stock has elected to partially exercise the warrant to purchase 55,694 shares of common stock. The Company will receive proceeds of $113,003 from the warrant exercise.



PRO FORMA NET INCOME PER SHARE



     Pro forma net income per share has been computed based on the weighted average number of common shares and common equivalent shares outstanding during each period. Common equivalent shares outstanding include preferred stock, as if-converted, and the common equivalent shares calculated for the stock options and warrants using the treasury stock method for all periods presented.



     Pursuant to accounting practices prescribed by the Securities and Exchange Commission, common stock and common stock options issued within the twelve month period prior to the proposed initial public offering at a price less than the proposed public offering price have been included in the calculation of earnings per share as if they were outstanding for all periods presented. The calculation used the treasury stock method and a proposed offering price of $12.00 per share, the midpoint of the proposed offering range. Pro forma net income per share reflects the expiration of the warrant redemption rights and the assumed partial exercise of the common stock warrant and the assumed issuance at an offering price of $12.00 per share of a sufficient number of shares of common stock to fund the dividends paid as of June 30, 1997 in excess of earnings.


     Primary earnings per share are not presented because the difference between these amounts and the amounts presented is not material.

     In March 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" ("SFAS No. 128"). SFAS No. 128 is effective for financial statements issued after December 15, 1997. SFAS No. 128 requires dual presentation of basic and diluted earnings per share. The Company believes the presentation of diluted earnings per share will not materially differ from earnings per

                              BEST SOFTWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 1996 AND 1997 AND AS OF JUNE 30, 1997 (UNAUDITED) -- (CONTINUED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

share as presently presented. Basic earnings per share includes no dilution and is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. The Company's basic net income per share for the year ended March 31, 1997 and the three months ended June 30, 1997 was $0.61 and $0.05, respectively, on a pro forma basis.


IMPAIRMENT OF LONG-LIVED ASSETS

     The Company complies with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company reviews its long-lived assets, which consist primarily of property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. Impairment is measured at fair value.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of current assets, current liabilities and notes payable in the accompanying financial statements approximate fair value.

UNAUDITED INTERIM FINANCIAL STATEMENTS

     The accompanying consolidated balance sheet as of June 30, 1997 and the accompanying consolidated statements of operations and cash flows for the three months ended June 30, 1996 and 1997 included herein have been prepared by the Company and are unaudited. The information furnished in the unaudited financial statements referred to above includes all adjustments which are, in the opinion of management, necessary for a fair presentation of such financial statements. The results of operations for the three months ended June 30, 1997 are not necessarily indicative of the results to be expected for the entire fiscal year.


INCREASE IN AUTHORIZED SHARES AND STOCK SPLIT


     In August 1997, the Board of Directors approved a three-for-two stock split and, subject to shareholders' approval, increased the authorized capital stock of the Company to consist of 40,000,000 shares of common stock, no par value, and 1,000,000 shares of preferred stock, $0.01 par value per share. All share and per-share amounts in the accompanying financial statements have been restated to reflect the stock split and increase in authorized shares.

RECLASSIFICATIONS

     Certain reclassifications of prior year amounts have been made to conform to the March 31, 1997 presentation.

2. SALE OF BUSINESS AND ASSETS

     On April 6, 1994, in accordance with a plan established during fiscal 1993, the Company sold its tax preparation software business for a cash payment of $6.5 million. The Company recorded a pre-tax gain of approximately $2.5 million after transaction expenses, or approximately $1.9 million after tax, in the year ended March 31, 1995.

                              BEST SOFTWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 1996 AND 1997 AND AS OF JUNE 30, 1997 (UNAUDITED) -- (CONTINUED)

2. SALE OF BUSINESS AND ASSETS (CONTINUED)

     In August 1995, the Company sold substantially all the assets related to its service bureau payroll and write-up product lines for $1,609,000. A pre-tax gain of $750,000 was recorded on this transaction.

     Effective May 29, 1996, the Company licensed its small business accounting product line in return for royalties, payable over a four-year license period. Royalty income of $663,750 and $221,250 was recognized from this agreement and is reflected as license fees and royalty in the accompanying statement of operations during the year ended March 31, 1997 and the three months ended June 30, 1997, respectively. The Company does not anticipate generating any additional revenue from this product line upon termination of the license agreement in June 2000. The royalty is based on the total revenue of the licensee attributable to this product line, with the royalty rate escalating over each of the four years in the license period.

3. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                              MARCH 31,
                                                      -------------------------    JUNE 30,
                                                         1996          1997          1997
                                                      -----------   -----------   -----------
                                                                                  (UNAUDITED)
    Equipment and computer software.................  $ 4,466,177   $ 5,059,248   $ 5,205,403
    Furniture and fixtures..........................    1,235,947     1,221,845     1,224,917
    Leasehold improvements..........................      537,058       520,552       520,557
    Accumulated depreciation and amortization.......   (4,287,662)   (5,027,594)   (5,393,469)
                                                      -----------   -----------   -----------
              Total.................................  $ 1,951,520   $ 1,774,051   $ 1,557,408
                                                       ==========    ==========    ==========

4. ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                                MARCH 31,
                                                         -----------------------    JUNE 30,
                                                            1996         1997         1997
                                                         ----------   ----------   -----------
                                                                                   (UNAUDITED)
    Compensation and benefits..........................  $1,513,783   $3,130,874   $4,166,406
    Taxes, other than income...........................     582,314      313,685      301,120
    Income taxes payable...............................     250,000           --           --
    Royalties payable..................................     193,469      156,109      110,336
    Other..............................................     839,118      970,246    1,056,245
                                                         ----------   ----------   -----------
                                                         $3,378,684   $4,570,914   $5,634,107
                                                          =========    =========    =========

5. NOTES PAYABLE

     The Company had a term loan outstanding of $1.5 million with interest of 9.25% at March 31, 1996. The note was paid in full and canceled in July 1996.

     In connection with an acquisition in 1992, the Company issued an unsecured subordinated promissory note for $1,300,000. The note requires principal payments of $650,000 on July 1, 1997 and 1998. Interest accrues at 6.5% per annum and is payable quarterly.

                              BEST SOFTWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 1996 AND 1997 AND AS OF JUNE 30, 1997 (UNAUDITED) -- (CONTINUED)

6. INCOME TAXES

     The provision (benefit) for income taxes is summarized as follows:

                                                               YEAR ENDED MARCH 31,
                                                      --------------------------------------
                                                        1995         1996           1997
                                                      --------    -----------    -----------
    Current:
      Federal.......................................  $440,000    $ 1,225,000    $ 1,745,000
      State.........................................   110,000        150,000        230,000
                                                      --------    -----------    -----------
                                                       550,000      1,375,000      1,975,000
                                                      --------    -----------    -----------
    Deferred:
      Federal.......................................        --       (305,000)       620,000
      State.........................................        --        (40,000)        80,000
                                                      --------    -----------    -----------
                                                            --       (345,000)       700,000
                                                      --------    -----------    -----------
    Decrease in valuation allowance.................        --     (1,955,000)    (1,200,000)
                                                      --------    -----------    -----------
                                                      $550,000    $  (925,000)   $ 1,475,000
                                                      ========     ==========     ==========

     Significant components of the Company's deferred tax assets consist of the following:

                                                                         MARCH 31,
                                                                 --------------------------
                                                                    1996           1997
                                                                 -----------    -----------
    Tax credit carryovers......................................  $ 1,320,000    $   175,000
    Foreign net operating loss carryforwards...................           --        280,000
    Intangible assets..........................................    2,830,000      2,600,000
    Depreciable assets.........................................      220,000        300,000
    Other......................................................      330,000        645,000
                                                                 -----------    -----------
         Total deferred tax assets.............................    4,700,000      4,000,000
         Valuation allowance...................................   (2,400,000)    (1,200,000)
                                                                 -----------    -----------
              Net deferred tax asset...........................  $ 2,300,000    $ 2,800,000
                                                                  ==========     ==========

     The Company's tax credit carryforwards expire through 2009.

     During fiscal 1996 and 1997, the valuation allowance for deferred tax assets decreased by approximately $2.0 million and $1.2 million, respectively. This was the result of the Company's reevaluation of its future forecasted taxable income, and certain tax planning strategies. The remaining valuation allowance relates to reversals of temporary differences, primarily relating to the Company's intangible assets, expected to reverse in future years as to which the Company is unable to make a judgement about the likelihood of realization and the realization of foreign net operating loss carryforwards. The Company believes it is more likely than not that all of the recorded net deferred tax asset will be realized.

                              BEST SOFTWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 1996 AND 1997 AND AS OF JUNE 30, 1997 (UNAUDITED) -- (CONTINUED)

6. INCOME TAXES (CONTINUED)

     The differences between the expected tax provision based on the federal income statutory rate and the actual provision for the years ended March 31, 1995, 1996 and 1997 are as follows:

                                                                    YEAR ENDED MARCH 31,
                                                                  -------------------------
                                                                  1995      1996      1997
                                                                  -----     -----     -----
    Federal statutory rate......................................   34.0%     34.0%     34.0%
    State income taxes..........................................    4.6       6.4       5.0
    Change in valuation allowance...............................     --     (80.1)    (22.9)
    Foreign operating losses not deductible in U.S..............     --        --       5.0
    Utilization of NOL carryforwards............................  (14.6)       --        --
    Other nondeductible items...................................    1.0       4.2       3.9
                                                                  -----     -----     -----
                                                                   25.0%    (35.5)%    25.0%
                                                                  =====     =====     =====

7. SHAREHOLDERS' DEFICIT

EMPLOYEE STOCK OPTION PLAN

     The Company has a nonqualified stock option plan for key employees. As of March 31, 1997 and June 30, 1997, a total of 725,338 and 145,500 shares of common stock, respectively, have been reserved for issuance under this plan. Options are exercisable for a period of one to ten years from the date of grant.

     In November 1992, the Company adopted a second stock option plan. A maximum of 1,875,000 shares of common stock may be granted as either incentive stock options or nonqualified options. The options are exercisable for a maximum of ten years from the date of grant.

     Any difference between the fair market value of the stock and the option price at the date of grant is recorded as compensation expense over the vesting period, which is generally 60 months. For options granted in fiscal 1997 and the three months ended June 30, 1997, fair value was determined by independent appraisal. As of March 31, 1997 and June 30, 1997, aggregate options available for future

                              BEST SOFTWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 1996 AND 1997 AND AS OF JUNE 30, 1997 (UNAUDITED) -- (CONTINUED)

7. SHAREHOLDERS' DEFICIT (CONTINUED)

grant under the combined plans were 907,440 and 864,384, respectively. Option activity is summarized as follows:

                                                                                         WEIGHTED
                                                             OPTION       EXPIRATION     AVERAGE
                                                            PRICE PER        DATE        EXERCISE
                                                OPTIONS       SHARE      (FISCAL YEAR)    PRICE
                                               ---------   -----------   -------------   --------
    Options outstanding at April 1, 1994.....  1,684,500   $0.07-$3.00    1998-2003       $ 0.61
      Granted................................     97,650     2.00-3.33                      2.78
      Canceled...............................   (138,450)    0.33-3.33                      1.59
      Exercised..............................     (7,050)    0.57-1.13                      0.89
                                               ---------
    Options outstanding at March 31, 1995....  1,636,650     0.07-3.33    1998-2004         0.65
      Granted................................    541,500     2.67-3.33                      2.71
      Canceled...............................    (31,725)    1.13-3.33                      2.30
      Exercised..............................    (26,250)    0.57-3.33                      0.63
                                               ---------
    Options outstanding at March 31, 1996....  2,120,175     0.07-3.33    1999-2005         1.15
      Granted................................    301,425     3.50-3.83                      3.67
      Canceled...............................   (130,890)    2.00-3.83                      2.91
      Exercised..............................   (758,072)    0.07-3.33                      0.67
                                               ---------
    Options outstanding at March 31, 1997....  1,532,638     0.07-3.83    1999-2006         1.73
      Granted................................     51,756          3.83                      3.83
      Canceled...............................     (8,700)    3.50-3.83                      3.56
      Exercised..............................   (670,491)    0.07-3.50                      0.53
                                               ---------
    Options outstanding at June 30, 1997
      (Unaudited)............................    905,203   $0.33-$3.83    2000-2007       $ 2.74
                                                ========

     As of March 31, 1997 and June 30, 1997, options to purchase 788,563 and 228,742 shares of common stock were exercisable with a weighted average exercise of $0.52 and $1.68, respectively. The weighted-average remaining contractual life of options outstanding at March 31, 1997 and June 30, 1997 was 4.76 and
6.43 years, respectively.

     In July 1997, the Company granted options to purchase 114,150 shares of common stock at an exercise price of $8.00 per share. In connection with these grants, the Company will record deferred compensation of approximately $135,000 in the quarter ended September 30, 1997, which will be amortized ratably over the option vesting period of five years.

     In August 1997, the Board of Directors adopted the 1997 Stock Incentive Plan (the "1997 Incentive Plan"). The Company has reserved 1,500,000 shares of common stock for issuance under the 1997 Incentive Plan. The 1997 Incentive Plan provides that a variety of awards, including stock options, stock appreciation rights and restricted and unrestricted stock grants, may be made to the Company's employees, officers, consultants and advisors who are expected to contribute to the Company's future growth and success.

     In August 1997, the Board of Directors adopted the Company's 1997 Director Stock Option Plan (the "Director Plan") to provide for the grant of non-statutory stock options to outside directors. All options granted under the Director Plan will have an exercise price equal to the fair market value of the common stock on the date of grant. The Company has reserved 150,000 shares for issuance under the Director Plan. No options have been granted under the Director Plan to date.

                              BEST SOFTWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 1996 AND 1997 AND AS OF JUNE 30, 1997 (UNAUDITED) -- (CONTINUED)

7. SHAREHOLDERS' DEFICIT (CONTINUED)

     The Company adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", effective for the Company's March 31, 1997 financial statements. The Company applies Accounting Principles Boards ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, compensation cost has been recognized for its stock plans based on the intrinsic value of the stock option at the date of the grant (i.e. the difference between the exercise price and the fair value of the Company's stock). Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:


                                                                     YEAR ENDED MARCH 31,
                                                                   ------------------------
                                                                      1996          1997
                                                                   ----------    ----------
    Net income as reported.......................................  $3,527,066    $4,436,407
    Pro forma....................................................   3,454,066     4,304,407
    Earnings per share as reported...............................          --          0.45
    Pro forma....................................................          --          0.44


     The fair value of each option is estimated on the date of grant using the minimum value method with the following assumptions used for grants in fiscal 1996 and 1997: no dividend yield, expected volatility of zero, risk-free interest rates of approximately 6%, and expected lives of five years.

     Because SFAS No. 123's method of accounting has not been applied to options granted prior to April 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

8. REDEEMABLE SECURITIES

REDEEMABLE CONVERTIBLE CLASS A PREFERRED STOCK

     Each share of Class A preferred stock has voting privileges equal to the number of shares of common stock into which such preferred stock is convertible. Each share is convertible, at the option of the holder at any time, into fifteen shares of common stock, subject to the adjustment for certain dilutive effects. In the event of liquidation, dissolution or winding up of the Company, Class A preferred shareholders would be entitled to receive $12.00 per share in preference to the common shareholders. The difference between the redemption price and the initially recorded amount has been accreted. Upon the consummation of a qualifying initial public offering of common stock, the preferred stock will automatically be converted to common stock. The Class A preferred stock is redeemable, at the option of the holder, for $12.00 per share on September 1 of each calendar year, from 1993 to and including September 1, 2000, subject to certain limitations as outlined in the articles of incorporation, including restrictions on the number of shares which may be redeemed in any year.

REDEEMABLE COMMON STOCK PURCHASE WARRANTS

     In connection with a subordinated debt financing, the Company issued a warrant to purchase 472,500 common shares at $2.67 per share. The warrant provides for adjustment of the warrant exercise price and/or the number of shares issuable upon the exercise of the warrant in the event of dilutive issuances of equity securities and have certain registration rights with respect to shares issued in connection with the exercise or conversion of the warrants. The warrant holder also has the right to require the Company to purchase all or a portion of the common stock issuable upon the exercise of

                              BEST SOFTWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 1996 AND 1997 AND AS OF JUNE 30, 1997 (UNAUDITED) -- (CONTINUED)

8. REDEEMABLE SECURITIES (CONTINUED)

the warrant or actually issued pursuant to the warrant at any time after March 1998, or upon a merger or sale of a substantial portion of the Company's assets. The purchase price, or put value, will be the value of the common stock at the time of redemption or, in the case of a redemption of the warrant, the value of the common stock less the warrant exercise price. The put right expires upon the consummation of a qualifying public offering. The estimated redemption value of the warrant is being accreted over the period to the redemption date (March
1998). During the year ended March 31, 1997 and three months ended June 30, 1997, the exercise price of the warrant was reduced to $2.21 and $2.03, respectively, in exchange for the waiver of certain compliance provisions. The value of the reduction in the exercise of the warrant price of $215,000 in the year ended March 31, 1997, and $86,000 during the three months ended June 30, 1997, was recorded as interest expense.

     During 1994, the Company issued warrants to purchase 8,415 shares of common stock at $0.07 per share. The warrants are redeemable at $2.05 per warrant and have been recorded at their redemption price. During the fiscal year ended March 31, 1997 and the three months ended June 30, 1997, 2,625 and 2,100 warrants were redeemed, respectively. The put right expires in the event of an initial public offering declared effective by December 23, 1997.

DIVIDENDS

     The Company paid dividends of $3,556,264 and $7,565,114 ($0.455 and $0.915 per share) on February 28, 1997 and June 27, 1997, for shareholders of record as of February 20, 1997 and June 27, 1997, respectively.

9. COMMITMENTS

     The Company leases office space and office equipment under noncancelable operating leases expiring through February 2002. Total rent expense for the years ending March 31, 1995, 1996 and 1997 was approximately $1,120,000, $1,310,000 and $1,290,000, respectively.

     The Company also leases office equipment under capital leases with interest rates ranging from 10.9% to 15.0% and terms expiring through October 1997. The equipment has been capitalized at $369,000 with related accumulated amortization on these assets of $352,000 and $279,000 as of March 31, 1997 and 1996, respectively, and is included in property and equipment in the accompanying consolidated financial statements.

     Future minimum lease payments as of March 31, due under these leases are as follows:

                                                                   CAPITAL      OPERATING
                                                                    LEASES        LEASES
                                                                   --------     ----------
    1998.........................................................  $ 56,000     $  969,000
    1999.........................................................        --        607,000
    2000.........................................................        --        617,000
    2001.........................................................        --        627,000
    2002.........................................................        --        577,000
                                                                   --------     ----------
                                                                     56,000     $3,397,000
                                                                                 =========
    Interest element of lease payment............................    (2,000)
                                                                   --------
    Present value of future lease payments.......................    54,000
    Current portion..............................................   (54,000)
                                                                   --------
    Long-term portion............................................  $     --
                                                                   ========

                              BEST SOFTWARE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 1996 AND 1997 AND AS OF JUNE 30, 1997 (UNAUDITED) -- (CONTINUED)

9. COMMITMENTS (CONTINUED)

     The Company does not have any material commitments related to its royalty obligations.

10. EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) Retirement Savings Plan (the "Plan") for the benefit of all employees who meet certain eligibility requirements. The Company will make a matching contribution in an amount equal to $0.50 for each $1.00 contributed by an employee up to a maximum of 2% of the participant's compensation as defined in the Plan. Company contributions made to the Plan for the years ended March 31, 1995, 1996 and 1997 were approximately $178,000, $141,000 and $159,000, respectively.

     The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Company's Board of Directors in August 1997. A total of 250,000 shares of common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions at a price equal to 85% of the lower of the fair market value of the common stock on the first day of the offering period or the last day of the offering period.

                      [INSIDE BACK COVER FOR EDGAR FILING]

                               THE BEST SOLUTION

                    [A PHOTOGRAPH OF THE COMPANY'S PRODUCTS]

================================================================================
I,2

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

================================================================================


- --------------------------------------------------------------------------------


          TABLE OF CONTENTS

                                            PAGE
                                          ------
   Prospectus Summary....................      3
   Risk Factors..........................      6
   Use of Proceeds.......................     14
   Dividend Policy.......................     14
   Capitalization........................     15
   Dilution..............................     16
   Selected Consolidated Financial
     Data................................     17
   Management's Discussion and Analysis
     of Financial Condition and Results
     of Operations.......................     18
   Business..............................     29
   Management............................     41
   Certain Transactions..................     48
   Principal and Selling Shareholders....     49
   Description of Capital Stock..........     51
   Shares Eligible for Future Sale.......     54
   Underwriting..........................     56
   Legal Matters.........................     57
   Experts...............................     57
   Additional Information................     57
   Index to Consolidated Financial
     Statements..........................    F-1

- --------------------------------------------------------------------------------

UNTIL               , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                               3,650,000 SHARES




                                 [BEST LOGO]





                                 COMMON STOCK





                           ------------------------
                                  PROSPECTUS
                           ------------------------





                              HAMBRECHT & QUIST






                           WILLIAM BLAIR & COMPANY


                                    , 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth an estimate of the expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting compensation:

        Registration Fee -- Securities and Exchange Commission............   $ 16,536
        Filing Fee -- National Association of Securities Dealers, Inc.....      5,957
        Listing Fee -- Nasdaq National Market.............................     47,033
        Transfer Agent and Registrar Fees and Expenses....................      2,500
        Blue Sky Fees and Expenses........................................      5,000
        Legal Fees and Expenses...........................................    250,000
        Accounting Fees and Expenses......................................    175,000
        Printing and Engraving Expenses...................................    130,000
        Miscellaneous.....................................................     67,974
                                                                             --------
        Total.............................................................   $700,000
                                                                             ========

- ---------------
          * To be supplied by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 13.1-696 through 13.1-704 (the "Indemnification Statute") of the Virginia Stock Corporation Act, as amended, provide a detailed statutory framework covering indemnification of officers and directors against liabilities and expenses arising out of legal proceedings brought against them by reason of their being or having been directors or officers. The Indemnification Statute generally provides that a director or officer of a corporation (i) shall be indemnified by the corporation for all reasonable expenses of any such legal proceeding if he entirely prevails in the defense of such proceeding and (ii) may be indemnified by the corporation for the reasonable expenses, judgments, fines, penalties and amounts paid in settlement of any such proceeding (other than a derivative suit), even if he does not entirely prevail in such proceeding, if (A) he conducted himself in good faith, (B) he believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests, (C) he believed, in all other cases, that his conduct was at least not opposed to the corporation's best interest and (D) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. No indemnification, however, may be made under clause (ii) above if (A) in the case of a derivative suit (a suit brought in the name of the corporation by a shareholder), the director or officer is adjudged liable in such suit, unless a court determines that, despite such adjudication but considering all the relevant circumstances, he is entitled to indemnification, or (B) in the case of a proceeding charging improper personal benefit to him, the director or officer is adjudged liable on the basis that personal benefit was improperly received by him. In any event, in the case of a derivative suit, indemnification is limited to reasonable expenses incurred by the officer or director in connection with the proceeding. The indemnification described in clause (ii) above may be made only upon a determination that indemnification is permissible because the applicable standard of conduct has been met. Such a determination may be made by a majority of a quorum of disinterested directors (or, if such a quorum cannot be obtained, by a committee of two or more disinterested directors), by independent legal counsel, by the shareholders or by a court of competent jurisdiction.

     The Indemnification Statute also provides that any corporation shall have the power to make any further indemnity, including indemnity with respect to a derivative suit, and including the advancement of expenses, to any director, officer, employee or agent that may be authorized by the articles of incorporation or by any by-law made by the shareholders before or after the event, except an indemnity against willful misconduct or a knowing violation of the criminal law.

     The indemnification of directors and officers is provided for by Article 5 of the Registrant's Amended and Restated Articles of Incorporation which provides in substance that each director and officer shall be indemnified against reasonable costs and expenses, including attorney's fees, and any liabilities which he may incur in connection with any action to which he may be made a party by reason of his being or having been a director or officer of the Registrant, unless he engaged in willful misconduct or a knowing violation of the criminal law. The indemnification provided by the Registrant's Amended and Restated Articles of Incorporation is not deemed exclusive of or intended in any way to limit any other rights to which any person seeking indemnification may be entitled.

     Section 7 of the Underwriting Agreement provides for indemnification by the Underwriters of directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The securities issued by the Registrant since April 1, 1994 which were not registered under the Securities Act are listed below. All issuances of securities reflect the three-for-two stock split of the Company's Common Stock in the form of a stock dividend declared with respect to the Common Stock, to be effected prior to the closing of the offering of shares to which this Registration Statement applies.

        (a) Issuances of Capital Stock.

     Upon the closing of this offering, the Registrant will issue (A) an aggregate of 625,005 shares of its Common Stock upon the automatic conversion of all outstanding shares of its Preferred Stock and (B) 55,694 shares of Common Stock upon the exercise of a warrant, which shares will be sold by a Selling Shareholder in this offering.

        (b) Grants and Exercises of Stock Options and Warrants

     The Registrant's Employee Incentive Stock Option Plan was adopted by the Board of Directors and approved by the shareholders on December 8, 1988. No options to purchase shares of Common Stock have been granted under such plan since April 1, 1994. Since April 1, 1994, the Registrant has issued 1,211,250 shares of Common Stock upon the exercise of options granted under this plan for an aggregate consideration of $205,125.

     The Registrant's 1992 Stock Option Plan was adopted by the Board of Directors on November 13, 1992 and approved by the shareholders on December 11, 1992. Since April 1, 1994, options to purchase 1,060,930 shares have been granted under such plan. As of July 31, 1997, options to purchase an aggregate of 762,953 shares of Common Stock were outstanding under this plan and the Registrant had issued 250,612 shares of Common Stock upon the exercise of options granted under such Plan for an aggregate consideration of $680,361.

     The Registrant's 1997 Employee Stock Purchase Plan was adopted by the Board of Directors, subject to shareholder approval, on August 6, 1997. No stock has been issued or options granted under this plan.

     The Registrant's 1997 Stock Incentive Plan was adopted by the Board of Directors, subject to shareholder approval, on August 6, 1997. No stock has been issued or options granted under this plan.

     The Registrant's 1997 Director Stock Option Plan was adopted by the Board of Directors, subject to shareholder approval, on August 6, 1997. No stock has been issued or options granted under this plan.

     Since April 1, 1994, the Company has issued 4,725 shares of Common Stock upon the exercise of warrants for an aggregate consideration of $14,553.

     No underwriters were involved in connection with the sales of securities referred to in paragraph (a) or (b) of this Item 15. The shares of capital stock issued in the above transactions were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Act, relative to sales by an issuer not involving any public offering, or Rule 701 under the Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS.


EXHIBIT
NUMBER                                  DESCRIPTION OF DOCUMENT
- -------   -----------------------------------------------------------------------------------
 1.1**    Proposed form of Underwriting Agreement.
 3.1*     Amended and Restated Articles of Incorporation of the Registrant, as amended.
 3.2*     Form of Articles of Amendment of Articles of Incorporation of the Registrant.
 3.3*     Form of Second Amended and Restated Articles of Incorporation of the Registrant to
          be filed upon the closing of this offering.
 3.4*     Amended and Restated By-Laws of the Registrant.
 4.1**    Specimen certificate for shares of the Registrant's Common Stock.
 5.1**    Opinion of Hale and Dorr LLP.
10.1*     Employee Incentive Stock Option Plan of the Registrant, as amended.
10.2*     Amended and Restated 1992 Stock Option Plan of the Registrant.
10.3*     1997 Employee Stock Purchase Plan of the Registrant.
10.4*     1997 Stock Incentive Plan of the Registrant.
10.5*     1997 Director Stock Option Plan of the Registrant.
10.6*     Loan and Warrant Purchase Agreement dated March 2, 1993 by and between PNC Capital
          Corp. and the Registrant.
10.7*     Common Stock Purchase Warrant dated March 24, 1993 held by PNC Capital Corp.
10.8*     Lease dated March 11, 1993, by and between HEM Corporation and the Registrant, as amended.
10.9*     Lease Agreement dated October 28, 1991, by and between Reston Investment Properties
          Associates Limited Partnership and the Registrant, as amended.
10.10*    Lease dated November 17, 1992 by and between Koger Management, Inc. and Abra
          Cadabra Software, Inc., as amended.
10.11*    Form of Shareholder Warrant.
10.12*    Consolidating Registration Rights Agreement.
10.13*+   License Agreement dated May 28, 1996 between Best!Ware, Inc. and Data-Tech Software
          Pty. Ltd.
10.14*+   Asset Purchase and Transition Agreement dated May 28, 1996 among Best!Ware, Inc.
          (NJ), Best!Ware, Inc. (VA) and the Registrant.
10.15*    Employment Agreement dated May 17, 1995 between the Registrant and James F.
          Petersen.
10.16*    Letter dated May 4, 1995, from the Registrant to Timothy A. Davenport.
10.17*    Amendments to Warrant by and among PNC Capital Corp and the Registrant.
10.18*    Shareholders Voting Agreement.
10.19**   Form of Selling Shareholder's Custody Agreement and Letter of Transmittal
11        Computation of Earnings Per Share.
21*       Subsidiaries of the Registrant.

EXHIBIT
NUMBER                                  DESCRIPTION OF DOCUMENT
- -------   -----------------------------------------------------------------------------------
24.1**    Consent of Hale and Dorr LLP (contained in Exhibit 5.1).
24.2      Consent of Arthur Andersen LLP.
25*       Power of Attorney.
27*       Financial Data Schedule.

- ---------------

 * Previously filed.

** To be filed by amendment.

 + Confidential treatment requested.

     (b) Financial Statement Schedules

     Schedule II -- Valuation and Qualifying Accounts

     All other schedules are omitted as the information required is inapplicable or the information is presented in the financial statements or the related notes.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes (1) to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser, (2) that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective and (3) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Reston, Virginia, on the 10th day of September, 1997.


                                          BEST SOFTWARE, INC.

                                          By:   /s/ TIMOTHY A. DAVENPORT
                                             -----------------------------------
                                                   Timothy A. Davenport,
                                               President and Chief Executive
                                                           Officer

                        POWER OF ATTORNEY AND SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



              SIGNATURE                               TITLE                        DATE
- -------------------------------------   ---------------------------------   -------------------
        /s/ JAMES F. PETERSEN           Chairman of the Board and           September 10, 1997
- -------------------------------------   Director
          James F. Petersen

      /s/ TIMOTHY A. DAVENPORT          President and Chief Executive       September 10, 1997
- -------------------------------------   Officer and Director (Principal
        Timothy A. Davenport            Executive Officer)

       /s/ DAVID N. BOSSERMAN           Executive Vice President, Chief     September 10, 1997
- -------------------------------------   Financial Officer and Treasurer
         David N. Bosserman             (Principal Financial and
                                        Accounting Officer)

                  *                     Director                            September 10, 1997
- -------------------------------------
         Herbert R. Brinberg

                  *                     Director                            September 10, 1997
- -------------------------------------
         Peter V. Del Presto

                  *                     Director                            September 10, 1997
- -------------------------------------
          John H. Martinson

                  *                     Director                            September 10, 1997
- -------------------------------------
          Richard Lefebvre

     *By: /s/ DAVID N. BOSSERMAN
- -------------------------------------
         David N. Bosserman
          Attorney-in-Fact

     The financial statements included in the registration statement have been adjusted to give effect to the anticipated three-for-two stock split and increase in the authorized capital of the Company as described in Note 1. We expect to be in a position to render the following audit report upon the effectiveness of such events, assuming from August 6, 1997, to the effective date of such events, no other events will have occurred that would effect the accompanying financial statements or notes thereto.

                                                             ARTHUR ANDERSEN LLP

Washington, D.C.
August 6, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Best Software, Inc.:

     We have audited in accordance with generally accepted auditing standards, the financial statements of Best Software, Inc., included in this Registration Statement and have issued our report thereon dated August 6, 1997. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                                     SCHEDULE II

                              BEST SOFTWARE, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
               FOR THE YEARS ENDED MARCH 31, 1995, 1996 AND 1997
              AND THE THREE MONTHS ENDED JUNE 30, 1997 (UNAUDITED)
                                 (IN THOUSANDS)

                                                                            CHARGED
                                                                               TO
                                                                            REVENUE
                                              BEGINNING      DEDUCTIONS       AND          ENDING
                                               BALANCE          (1)         EXPENSE       BALANCE
                                              ----------     ----------     --------     ----------
March 31, 1995
  Allowance for accounts receivable.........  $  765,149     $ (103,192)    $420,799     $1,082,756
March 31, 1996
  Allowance for accounts receivable.........   1,082,756       (313,625)     737,820      1,506,951
March 31, 1997
  Allowance for accounts receivable.........   1,506,951       (866,361)     191,469        832,059
June 30, 1997 (unaudited)
  Allowance for accounts receivable.........     832,059        (27,952)     541,659      1,345,766

- ---------------

(1) Represents product returns, trade receivables written off, and credits applied.

                               INDEX TO EXHIBITS


                                                                                    SEQUENTIALLY
EXHIBIT                                                                               NUMBERED
NUMBER                             DESCRIPTION OF EXHIBIT                               PAGE
- ------     -----------------------------------------------------------------------  ------------
 1.1**     Proposed form of Underwriting Agreement.
  3.1*     Amended and Restated Articles of Incorporation of the Registrant, as
           amended.
  3.2*     Form of Articles of Amendment of Articles of Incorporation of the
           Registrant.
  3.3*     Form of Second Amended and Restated Articles of Incorporation of the
           Registrant to be filed upon the closing of this offering.
  3.4*     Amended and Restated By-Laws of the Registrant.
 4.1**     Specimen certificate for shares of the Registrant's Common Stock.
 5.1**     Opinion of Hale and Dorr LLP.
 10.1*     Employee Incentive Stock Option Plan of the Registrant, as amended.
 10.2*     Amended and Restated 1992 Stock Option Plan of the Registrant.
 10.3*     1997 Employee Stock Purchase Plan of the Registrant.
 10.4*     1997 Stock Incentive Plan of the Registrant.
 10.5*     1997 Director Stock Option Plan of the Registrant.
 10.6*     Loan and Warrant Purchase Agreement dated March 2, 1993 by and between
           PNC Capital Corp. and the Registrant.
 10.7*     Common Stock Purchase Warrant dated March 24, 1993 held by PNC Capital
           Corp.
 10.8*     Lease dated March 11, 1993, by and between HEM Corporation and the
           Registrant, as amended.
 10.9*     Lease Agreement dated October 28, 1991, by and between Reston
           Investment Properties Associates Limited Partnership and the
           Registrant, as amended.
10.10*     Lease dated November 17, 1992 by and between Koger Management, Inc. and
           Abra Cadabra Software, Inc., as amended.
10.11*     Form of Shareholder Warrant
10.12*     Consolidating Registration Rights Agreement.
10.13*+    License Agreement dated May 28, 1996 between Best!Ware, Inc. and Data-
           Tech Software Pty. Ltd.
10.14*+    Asset Purchase and Transition Agreement dated May 28, 1996 among
           Best!Ware, Inc. (NJ), Best!Ware, Inc. (VA) and the Registrant.
10.15*     Employment Agreement dated May 17, 1995 between the Registrant and
           James F. Petersen.
10.16*     Letter dated May 4, 1995, from the Registrant to Timothy A. Davenport.
10.17*     Amendments to Warrant by and among PNC Capital Corp and the Registrant.
10.18*     Shareholders Voting Agreement.
10.19**    Form of Selling Shareholder's Custody Agreement and Letter of
           Transmittal
 11        Computation of Earnings Per Share.
21*        Subsidiaries of the Registrant.

                                                                                    SEQUENTIALLY
EXHIBIT                                                                               NUMBERED
NUMBER                             DESCRIPTION OF EXHIBIT                               PAGE
- ------     -----------------------------------------------------------------------  ------------
24.1**     Consent of Hale and Dorr LLP (contained in Exhibit 5.1).
 24.2      Consent of Arthur Andersen LLP.
 25*       Power of Attorney.
 27*       Financial Data Schedule.

- ---------------

 * Previously filed.

** To be filed by amendment.

 + Confidential treatment requested.